Filed Pursuant to Rule 424(b)(1)
                                            Registration Statement No. 333-38399



PROSPECTUS
----------

                                2,250,000 Shares

                                  [EPIX LOGO]

                                 Common Stock



   All of the 2,250,000 shares of Common Stock offered hereby are being sold by EPIX Medical, Inc. ("EPIX" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol EPIX. On November 10, 1997, the last reported sale price of the Common Stock was $10.25 per share. See "Price Range of Common Stock."


                                ----------------
The shares offered hereby involve a high degree of risk. See "Risk Factors" commencing on page 5.
                                -----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                       Price to     Underwriting    Proceeds to
                        Public      Discount (1)    Company (2)
Per Share   ......      $10.00          $0.60          $9.40
Total (3)   ......    $22,500,000    $1,350,000     $21,150,000
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2)  Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company and the Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to 217,500 and 120,000 additional shares of Common Stock, respectively, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to the Selling Stockholder will be $25,875,000, $1,552,500, $23,194,500 and $1,128,000, respectively. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Underwriting" and "Principal and Selling Stockholders."


                                -----------------


  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about November 14, 1997, at the office of the agent of Hambrecht & Quist LLC in New York, New York.


HAMBRECHT & QUIST
                        BANCAMERICA ROBERTSON STEPHENS
                                                               DAIN BOSWORTH
                                                                INCORPORATED


November 11, 1997

[INSIDE FRONT COVER]


PHASE II PATIENT STUDIES WITH MS-325
--------------------------------------------------------------------------------
[EPIX LOGO]

EPIX Medical, Inc. is developing targeted contrast agents to improve the capability of magnetic resonance imaging ("MRI") to diagnose human disease. The Company's principal product under development, MS-325, is an injectable vascular contrast agent. The Company believes that MS-325 will simplify the diagnostic pathway for a number of diseases and in many cases replace highly invasive and expensive X-ray angiography. EPIX is currently evaluating MS-325 in Phase II clinical trials. The MRI images below were obtained from patients in these trials. The Company does not have any commercially available products at this time.

--------------------------------------------------------------------------------
Thigh Vessels
(Illustration of thigh vessels)


[Photograph: MRI of thigh vessels]   -- Photograph: cross-section MRI image |-- Photograph: segmented cross-
                                     -- Photograph: cross-section MRI image |-- Photograph: section MRI of
                                     -- Photograph: cross-section MRI image |-- Photograph: femoral artery

Left:
Enhanced thigh arteries and veins in a patient with suspected arterial blockage.

Center:
Enhanced cross-section images of thigh arteries and veins at three different locations.

Right:
Expanded view of isolated enhanced femoral artery shown in cross-section at three different locations.

--------------------------------------------------------------------------------

Carotid Arteries
(Illustration of carotid arteries)
                                        [Photograph: MRI of         [Photograph: Cross-section
                                        carotid arteries]           MRI of carotid arteries]


Left:
Enhanced left carotid arteries.

Right:
Cross-section of enhanced internal and external left carotid arteries.

--------------------------------------------------------------------------------
Coronary Arteries
(Illustration of coronary arteries)


Enhanced left coronary artery.      [Photograph: MRI of coronary artery]
--------------------------------------------------------------------------------
THE IMAGES ABOVE ARE FROM PHASE II CLINICAL TRIALS OF THE EPIX VASCULAR IMAGING AGENT, MS-325, AN INJECTABLE CONTRAST AGENT FOR USE IN MAGNETIC RESONANCE IMAGING. MS-325 IS CURRENTLY BEING EVALUATED IN CLINICAL TRIALS AND HAS NOT RECEIVED MARKETING APPROVAL FROM THE FDA OR ANY FOREIGN REGULATORY BODY.







     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."
                                  The Company
     EPIX is developing targeted contrast agents both to improve the capability and expand the use of magnetic resonance imaging ("MRI") as a tool for diagnosing human disease. The Company's principal product under development, MS-325, is an injectable vascular contrast agent designed for multiple vascular imaging indications, including coronary artery disease ("CAD") and peripheral vascular disease ("PVD"). The Company believes that MS-325 will significantly enhance the quality of images and provide physicians with a clinically superior, noninvasive (i.e., no more invasive than a peripheral intravenous injection ("I.V.")) and cost-effective method for diagnosing cardiovascular disease. The Company further believes that MS-325 will simplify the diagnostic pathway for a number of diseases and in many cases replace highly invasive (i.e., more invasive than a peripheral I.V. up to and including a surgical procedure) and expensive X-ray angiography, which is currently considered the definitive diagnostic exam for assessing cardiovascular disease. The Company is also investigating additional imaging indications for MS-325, including pulmonary embolism and myocardial perfusion. EPIX has entered into strategic alliances with Mallinckrodt Inc. ("Mallinckrodt") and Daiichi Radioisotope Laboratories, Ltd. ("Daiichi") for the development and commercialization of MS-325 and other vascular contrast agents.

     The Company completed a Phase I clinical trial of MS-325 in February 1997 and no clinically significant adverse events were reported. The Phase I clinical trial yielded images and signal duration and intensity consistent with the Company's belief that MS-325 enhanced MRI used earlier in the diagnostic pathway will provide physicians with diagnostic information clinically equivalent to X-ray angiography. The Company is currently conducting a Phase II clinical trial to test the safety and preliminary efficacy of MS-325 for the evaluation of PVD and a Phase II clinical trial to test the safety and feasibility of MS-325 for the evaluation of CAD. In each of these clinical trials, the Company is comparing MS-325 enhanced MRI to conventional X-ray angiography, the current reference standard. In addition, the Company anticipates initiating a Phase II clinical trial to test the safety and feasibility of MS-325 for detecting breast cancer before the end of 1997.

     The use of MRI has grown steadily over the past 10 years due to reduced cost and improved imaging capabilities and now provides an effective diagnostic modality for a broad range of applications. MRI manufacturers have improved the hardware and software of their systems, reducing the time per procedure drastically while significantly enhancing resolution. While MRI is currently used extensively to image many organs and tissues in the body, its use in imaging the arteries and veins has been limited. Prior attempts to develop contrast agents to facilitate the clinical usefulness of MRI, particularly for coronary arteries, have had limited success. Unlike most currently available MRI contrast agents, which are non-specific, MS-325 is a targeted intravascular contrast agent designed to bind to albumin, the most common blood protein. Because of its affinity for albumin, MS-325 remains at high concentrations in the bloodstream throughout the MRI exam and, consequently, provides the image acquisition time and signal strength needed to obtain a high contrast, high resolution image of the cardiovascular system. Like most currently available non-specific contrast agents, MS-325 is designed to be excreted safely through the kidneys over time. EPIX believes that the advantages of MS-325, coupled with the reduced cost and improved imaging capabilities of MRI, will lead to significantly expanded use of MRI to diagnose cardiovascular and other diseases.

     Cardiovascular disease is a growing worldwide problem. It is estimated that over 500,000 people in the United States die of CAD each year, making it the leading cause of death. PVD affects arteries throughout the body, resulting in approximately 600,000 vascular operations, 400,000 strokes and 100,000 amputations (primarily related to PVD) each year in the United States. Diagnosis of CAD and PVD is currently very complex and expensive, requires multiple tests and ultimately relies upon a painful and costly X-ray angiogram for a definitive diagnosis. It is estimated that over 3.3 million diagnostic X-ray angiograms were performed in the United States in 1996 at an estimated cost of $6.0 billion. The Company believes that MS-325, together with anticipated hardware and software solutions to problems associated with cardiac motion, will enable widespread clinical use of MRI to diagnose CAD. The Company also believes that MS-325 will significantly expand the use of currently available MRI equipment in diagnosing PVD. If such a product were available today, the Company believes that it could eliminate many X-ray angiograms and ancillary tests, dramatically improving the current approach to the diagnosis of cardiovascular disease. The Company believes, based on 1996 estimated procedure costs, that potential savings to the United States healthcare system relating to the diagnosis of CAD alone could exceed $2.0 billion.

                                  The Offering


Common Stock offered by the Company  .....................   2,250,000 shares

Common Stock to be outstanding after the offering   ......  10,938,547 shares (1)

Use of proceeds    .......................................  To fund research and development, clinical trials, facilities expansion and improvements,
                                                            working capital requirements and other general
                                                            corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol  ...........................  EPIX

                         Summary Financial Information
                     (in thousands, except per share data)


                                                                                                  Nine Months
                                         Year Ended                                                  Ended
                                         March 31,           Nine Months                         September 30,
                                   ----------------------       Ended         Year Ended     ----------------------
                                                             December 31,     December 31,
                                     1994        1995          1995 (2)          1996          1996        1997
                                   --------   -----------   --------------   -------------   --------   -----------
Statement of Operations Data:
Revenues   .....................   $1,700      $    412       $    900          $10,010       $9,635     $  4,021
Operating income (loss)   ......    (579)        (2,820)        (4,770)             269        2,471       (4,533)
Net income (loss)   ............    (617)        (2,778)        (4,893)             268        2,338       (3,743)
Net income (loss) per share (3).                                 (0.70)         $  0.03       $ 0.30     $  (0.45)
Shares used in per share
 calculations (3)   ............                                 6,973            7,711        7,711        8,370




                                                               September 30, 1997
                                                           --------------------------
                                                            Actual     As Adjusted (4)
                                                           ---------  ----------------

Balance Sheet Data:
Cash, cash equivalents and marketable securities   ......   $20,565       $41,215
Working capital   .......................................    19,219        39,869
Total assets   ..........................................    23,265        43,915
Capital lease obligations, less current portion    ......       208           208
Total stockholders' equity    ...........................    20,531        41,181



---------------------
(1) Based on the number of shares outstanding at September 30, 1997. Excludes 1,673,104 shares of Common Stock issuable upon exercise of options outstanding at September 30, 1997 at a weighted average exercise price of $4.16 per share, of which options to purchase 438,252 shares were exercisable, and 79,696 shares of Common Stock issuable upon exercise of warrants outstanding at September 30, 1997 at a weighted average exercise price of $3.98 per share. See "Capitalization," "Dilution" and "Description of Capital Stock."

(2) The Company changed its fiscal year end from March 31 to December 31 commencing with the fiscal year ended December 31, 1995.

(3) See Note 2 to Notes to Financial Statements for a description of the calculation of net income (loss) per share.

(4) As adjusted to give effect to sale of the 2,250,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds thereof. See "Use of Proceeds" and "Capitalization."


                             ---------------------
     Except as otherwise noted, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, and (ii) the sale of 2,250,000 shares of Common Stock by the Company. See "Underwriting." The shares of Common Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors."

                                 RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information presented in this Prospectus before purchasing the shares of Common Stock offered hereby.


     Early Stage of Development; No Product Sales to Date. The Company commenced operations in 1992 and is a development stage company. The Company currently has no products for sale nor can there be any assurance that it will ever have marketable products. All of the Company's product candidates are in research or development, and no revenues have been generated from product sales. To date, the Company has financed its operations through an initial public offering, private sales of equity securities, equipment lease financings and license and milestone payments from its strategic partners. To achieve profitable operations, the Company, alone or with others, must successfully develop, obtain regulatory approval for, introduce, market and sell products. The Company does not expect to receive revenue from the sale of any of its product candidates for the next several years. There can be no assurance that the Company's product development efforts will be successfully completed, that required regulatory approvals will be obtained in a timely manner, if at all, that its product candidates can be manufactured at an acceptable cost and with acceptable quality or that any approved products can be successfully marketed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Dependence on MS-325. MS-325 is currently the Company's only product candidate in human clinical trials, and there can be no assurance that any of its other development projects will yield a product candidate suitable for entry into clinical trials. The failure of MS-325 to achieve regulatory approval and market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--EPIX Products and Development Programs."

     Dependence on MRI Advancements for Cardiac Applications. Existing MRI scanners do not have the capability to perform coronary angiography without improvements in current MRI hardware and software. The success of cardiac applications of MS-325 is therefore dependent on advancements in MRI hardware and software. Although several leading MRI manufacturers, academic centers and others are developing advanced MRI hardware and software, there can be no assurance when, or if, these techniques will enable MS-325 to provide clinically significant images in cardiac indications currently being pursued and whether such advancements will be available on a commercially acceptable basis. See "Business--Magnetic Resonance Imaging Background" and "--The EPIX Solution--The EPIX Approach to CAD Diagnosis."

     Uncertainty of Market Acceptance of Technology and Products. The commercial success of MS-325 and the Company's other product candidates, when and if approved for marketing by the United States Food and Drug Administration (the "FDA") and corresponding foreign agencies, will depend on their acceptance by the medical community and third-party payors as clinically useful, cost-effective and safe. While contrast agents are currently used in an estimated 25% of all MRI exams, there are no targeted vascular agents approved by the FDA in use. Furthermore, clinical use of MRI for vascular imaging has been limited, and use of MRI for cardiac imaging has occurred mainly in research. Market acceptance, and thus sales of the Company's product candidates, will depend on several factors, including safety, price, ease of administration, effectiveness and the rate of adoption of up-to-date MRI technology. Market acceptance will also depend on the ability of the Company and its strategic partners to educate the medical community and third-party payors about the benefits of diagnostic imaging with MRI enhanced with the Company's product candidates compared to imaging with other modalities. The Company's MRI contrast agents represent a new approach to imaging the cardiovascular system and market acceptance both of MRI as an appropriate imaging technique for the cardiovascular system and of the Company's product candidates is critical to the Company's success. There can be no assurance that the Company's product candidates will gain market acceptance. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "--Competition."

     Intense Competition and Risk of Technological Obsolescence. Medical technology is subject to intense competition and rapid technological change. The Company has many competitors, including pharmaceutical, biotechnology and chemical companies, a number of which, including two of the Company's strategic partners, are actively developing and marketing products that could compete with the Company's product candidates. Many of these competitors have substantially greater capital and other resources than the Company and may represent significant competition for the Company. Such companies may succeed in developing technologies and products that are more effective or less costly than any of those that may be developed by the Company, and such companies may be more successful than the Company in developing, manufacturing and marketing products. Furthermore, there are several well-established medical imaging modalities that currently compete, and will continue to compete, with MRI including X-ray angiography, computer assisted tomography ("CT"), nuclear medicine and ultrasound. Other companies are actively developing the capabilities of the competing modalities to enhance their effectiveness in imaging of the cardiovascular system. There can be no assurance that the Company will be able to compete successfully in the future or that developments by others will not render MS-325 or the Company's future product candidates obsolete or non-competitive or that the Company's strategic partners or customers will not choose to use competing technologies or products. See "Business--Competition."

     Dependence on Licensed Technology. The Company and Massachusetts General Hospital ("MGH") have entered into a license agreement (the "MGH License") pursuant to which the Company is the exclusive licensee to certain technology, including certain patents and patent applications, which relates to the Company's product candidates, including MS-325. The MGH License imposes various commercialization, sub-licensing, royalty and other obligations on the Company. Failure of the Company to comply with these and other requirements could result in the conversion of the license from being exclusive to non-exclusive in nature or termination of the license agreement itself. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents and Proprietary Rights."

     Dependence on Strategic Partners. The Company is dependent on strategic partners for support in product development and the regulatory approval process as well as a variety of activities including manufacturing, marketing and distribution of its products in the United States and abroad, when and if its product candidates are approved for marketing by the FDA and corresponding foreign agencies. To date, the Company has entered into two principal strategic alliances: a collaboration agreement with Mallinckrodt to develop and commercialize MS-325 and other MRI vascular agents worldwide, excluding Japan, and a development and license agreement with Daiichi for the development and commercialization of MS-325 in Japan. The Company may not receive milestone payments from these alliances should MS-325 fail to meet certain performance targets in clinical trials. Further, the Company's receipt of revenues from strategic alliances is affected by the level of efforts of its partners. There can be no assurance that the Company's partners will devote the resources necessary to complete development, and commence marketing, of MS-325 in their respective territories, or that they will successfully market MS-325. Both Mallinckrodt and Daiichi currently manufacture imaging agents for other modalities that will compete against MS-325. Mallinckrodt and the Company will share responsibility for setting the price of the product worldwide, except Japan, and Daiichi will be responsible for setting the product price in Japan. There can be no assurance that either Mallinckrodt or Daiichi will do so in a manner that maximizes revenues for the Company. In addition, Daiichi has the right to terminate its agreement on short notice under certain circumstances, and there can be no assurance that it will not exercise this right. The failure of the Company to receive milestone payments, a reduction or discontinuance of efforts by the Company's partners or the termination of these alliances would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company will be successful in entering into additional strategic alliances for the development and commercialization of future product candidates, nor that these alliances, if entered into, will be on terms favorable to the Company or will be successful. If the Company were unable to enter into future strategic alliances with capable partners on commercially reasonable terms, the development and commercialization of future product candidates would be delayed and possibly postponed indefinitely. See "Business--Strategic Alliances" and "--Manufacturing."

     Unproven Safety and Effectiveness of Product Candidates; Uncertainties Related to Clinical Trials. The Company's product candidates are in research and development and will require additional research and development, extensive clinical testing and regulatory approval prior to any commercial sales. The Company cannot predict if or when any of its products under development will be commercialized. The Company currently has only one product candidate, MS-325, in clinical trials. The Company will be required to complete successfully clinical trials in the United States to demonstrate the safety and efficacy of MS-325, currently in Phase II clinical trials, prior to obtaining FDA approval. There can be no assurance that clinical trials will be successful, or that they will be completed in a timely manner. To date, the Company has tested MS-325 in limited numbers of subjects in Phase I and Phase II clinical trials. Although no clinically significant adverse events from MS-325 in Phase II clinical trials have been reported to date, results are based on preliminary data only, and there can be no assurance that serious side effects will not be reported as the clinical trials proceed. The results from early clinical trials may not be predictive of results that will be obtained in large scale clinical trials, as a number of companies have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. There can be no assurance that Phase II trials will be completed or that Phase III clinical trials for MS-325 will be conducted or that such trials, if begun, will demonstrate any efficacy or will be completed successfully in a timely manner, if at all. The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol under which MS-325 will be studied, the proximity of the patient to a clinical site, the eligibility criteria for the study and the existence of concurrent clinical trials of potentially competitive products. Delays in planned patient enrollment may result in increased costs, regulatory filing delays, or both. Furthermore, the Company, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time. Failure to complete successfully any of its clinical trials on a timely basis or at all would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

     Uncertainty Regarding Patents and Proprietary Rights. The Company considers the protection of its proprietary technologies to be material to its business prospects. The Company pursues a comprehensive patent program for its product candidates in the United States and in other countries where it believes that significant market opportunities exist. The Company owns or has an exclusive license to patents and patent applications on the critical aspects of its core technology as well as many specific applications of this technology. However, the patent positions of pharmaceutical and biopharmaceutical firms including the Company generally include complex legal and factual questions. There can be no assurance that the issued patents owned or licensed to the Company, or any patents that may be issued in the future, will effectively protect the Company's technology or provide a competitive advantage. There can be no assurance that any of the patents or patent applications owned or licensed by the Company will not be challenged, invalidated or circumvented in the future.


     The Company's commercial success will also depend on its ability to operate without infringing upon the patents of others in the United States and abroad. If any third-party patents are upheld as valid and enforceable in any judicial or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of each such patent, or to redesign its products or processes to avoid infringement. There are pending or issued patents, held by parties not affiliated with the Company, relating to technologies used by the Company in the development or use of certain of the Company's contrast agents. In particular, the Company is aware of certain patents in the United States, Japan and elsewhere owned by or licensed to one party that relate to MRI contrast agents and which may cover certain of the Company's MRI contrast agents, including MS-325. Mallinckrodt, one of the Company's strategic partners, has rights from this third party under those patents which the Company and Mallinckrodt believe will permit Mallinckrodt to manufacture, market and sell MS-325 and other products developed pursuant to the collaboration agreement between the Company and Mallinckrodt were MS-325 and those other products to be held to fall within the claims of those third-party patents. If the agreement with Mallinckrodt is terminated by either party and were MS-325 and those other products to be held to fall within the claims of those third-party patents, the Company would likely be required to enter into a strategic alliance with another party having a license from this third party or obtain a license from this third party directly or from others licensed by this third party in order to manufacture, market and sell MS-325 and certain other MRI contrast agents. However, there can be no assurance that the Company would be able to consummate a strategic alliance with a party having this third-party license or obtain licenses from this third party or another third party on commercially reasonable terms, if at all. The patent rights of this third party in Japan will expire in 2002, before such time as the Company presently anticipates that Daiichi will have material sales of MS-325 in Japan and, therefore, the Company believes that the existence of such patents in Japan is unlikely to have a material adverse effect on the Company. However, in the event that Daiichi commercializes MS-325 in Japan before 2002, it may be required to obtain an appropriate license from this third party or from others licensed by this third party, or take other measures to avoid infringement of third-party patents, including delaying the commencement of product sales. There can be no assurance that the Company's current or future activities will not be challenged in the future, that additional patents will not be issued containing claims materially constraining the proposed activities of the Company, that the Company will not be required to obtain licenses from third parties, or that the Company will not become involved in costly, time-consuming litigation regarding patents in the field of contrast agents, including actions brought to challenge or invalidate the Company's own patent rights. See "Business--Patents and Proprietary Rights."

     Many of the Company's competitors are continuing to actively pursue patent protection for activities and discoveries similar to the Company's. There can be no assurance that these competitors, many of which have substantially greater resources than the Company and have made substantial investments in competing technologies, will not seek to assert that the Company's products or chemical processes infringe their existing patents and/or will not seek new patents that claim to cover aspects of the Company's technology. Furthermore, patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a specified period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. In addition, patents issued and patent applications filed relating to pharmaceuticals are numerous. Therefore, there can be no assurance that the Company is aware of all competitive patents, either pending or issued, that relate to products or processes used or proposed to be used by the Company. The Company's European and Japanese allowed patent applications have been opposed by several parties. These oppositions will likely take several years to finally resolve. While the Company believes that it will prevail in these oppositions, there can be no assurance as to the scope of the claims that will be maintained, if any, or the ultimate benefit, if any, of those claims to the Company, in protecting its products.

     The pharmaceutical and biotechnology industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation may be necessary to enforce any patents issued to the Company and/or determine the scope and validity of others' proprietary rights. The Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or by foreign agencies to determine the priority of inventions. Any involvement in litigation surrounding these issues could result in extensive costs to the Company as well as be a significant distraction for management. Such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically requires its employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with the Company. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, there can be no assurance that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology. Several of the Company's management and scientific personnel were formerly associated with other pharmaceutical and biotechnology companies and academic institutions. In some cases, these individuals are conducting research in similar areas with which they were involved prior to joining the Company. As a result, the Company, as well as these individuals, could be subject to claims of violation of trade secrets and similar claims.

     The Company intends to vigorously protect and defend its intellectual property. Costly and time-consuming litigation brought by the Company may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the enforceability, scope and validity of the proprietary rights of others. See "Business--Patents and Proprietary Rights."

     Extensive Government Regulation; No Assurance of Regulatory Approval. The Company is subject to extensive governmental regulatory requirements and a lengthy approval process for its product candidates. The development and commercial use of the Company's product candidates will be regulated by numerous federal, state and local governmental authorities in the United States, including the FDA and comparable foreign regulatory agencies abroad. The nature of the Company's research and development and manufacturing processes requires the use of hazardous substances and testing on certain laboratory animals. Accordingly, the Company is subject to extensive federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes, as well as the use of and care for laboratory animals. Although the Company believes it is in compliance with all such laws and maintains policies and procedures to ensure that it remains in compliance, there can be no assurance that accidents will not happen that would expose the Company to legal risk and/or financial loss. Furthermore, there can be no assurance that current laws will not be changed or that new laws will not be passed that force the Company to change its policies and procedures, an event which could impose significant costs on the Company.

     The regulatory approval process for new MRI contrast agents, including required preclinical studies and clinical trials, is lengthy and expensive. Although certain employees of the Company have experience in obtaining regulatory approvals, the Company itself has only limited experience in filing or pursuing applications necessary to gain regulatory approvals. Preclinical testing of the Company's product development candidates is subject to Good Laboratory Practices ("GLP") as prescribed by the FDA and the manufacture of any products developed by the Company will be subject to Good Manufacturing Practices ("GMP") as prescribed by the FDA. There can be no assurance that the necessary FDA clearances and subsequent approvals will be obtained in a timely manner, if at all. There can be no assurance as to the length of the clinical trial period or the number of patients that will be required to be tested in the clinical trials in order to establish the safety and efficacy of MS-325 or any future product candidates of the Company. The Company may encounter unanticipated delays or significant costs in its efforts to secure necessary approvals. There can be no assurance, even after the performance of clinical trials and the passage of time and the expenditure of such resources, that regulatory approval will be obtained for MS-325 or any other product candidates that may be developed by the Company. The Company's analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent FDA regulatory approval. Future United States legislative or administrative actions also could prevent or delay regulatory approval of the Company's product candidates. Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. A marketed product also is subject to continual FDA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. Further, many academic institutions and companies conducting research and clinical trials in the MRI contrast agent field are using a variety of approaches and technologies. Any adverse results obtained by such researchers in preclinical studies or clinical trials could adversely affect the regulatory environment for MRI contrast agents generally. In addition, if marketing approval is obtained, the FDA may require post-marketing testing and surveillance programs to monitor the product's efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of the monitored product.

     The Company and its strategic partners are also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of its products. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above, and there can be no assurance that foreign regulatory approvals will be obtained on a timely basis, if at all. See "Business--Government Regulation."

     History of Operating Losses and Accumulated Deficit; Uncertainty of Future Profitability. The Company's future financial results are uncertain. The Company has experienced significant losses since it commenced operations in 1992. As of September 30, 1997, the Company had accumulated net losses of approximately $12.0 million. These losses have resulted primarily from expenses associated with the Company's research and development activities, including preclinical and clinical trials, and general and administrative expenses. The Company anticipates that its research and development expenses will increase significantly in the future and it expects to incur substantial losses over at least the next several years. There can be no assurance that the Company will ever be able to generate revenues from the sale of products. Moreover, even if the Company generates product revenues, there can be no assurance that the Company will be able to achieve or sustain profitability. The Company's results of operations have varied and will continue to vary significantly from quarter to quarter and depend on, among other factors: the timing of fees and milestone payments received from strategic partners; the formation of new strategic alliances by the Company; the timing of expenditures in connection with research and development activities, including clinical trials; the timing of product introductions and associated launch, marketing and sales activities; and the timing and extent of product acceptance for different indications and geographic areas of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Future Capital Needs; Uncertainty of Additional Funding. Since inception, the Company has funded its operations primarily through an initial public offering of Common Stock in February 1997, private sales of equity securities, equipment lease financings and license and milestone payments from its strategic partners. The Company believes that the net proceeds of this offering, together with existing cash, cash equivalents and marketable securities, will be sufficient to fund its operations through the second quarter of 1999. The Company will be required to provide funds to develop MS-325 under its agreement with Mallinckrodt and believes that it will need to raise additional funds for research, development and other expenses, through equity or debt financings, strategic alliances, or otherwise, prior to commercialization of any of its product candidates. The Company's future liquidity and capital requirements will depend upon numerous factors, including the following: the progress and scope of clinical trials; the timing and costs of filing future regulatory submissions; the timing and costs required to receive both United States and foreign governmental approvals; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the extent to which the Company's products gain market acceptance; the timing and costs of product introductions; the extent of the Company's ongoing research and development programs; the costs of training physicians to become proficient with the use of the Company's products; and, if necessary, once regulatory approvals are received, the costs of developing marketing and distribution capabilities. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds by entering into arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of such securities could result in dilution to the Company's existing stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Manufacturing Capability. The Company does not have, nor does it currently have plans to develop, full-scale manufacturing capability for MS-325. The Company intends to rely on Mallinckrodt as the primary manufacturer of MS-325 for Phase III clinical trials as well as for any future human clinical trials and commercial use in the United States and, possibly, Japan. If Mallinckrodt is unable to produce MS-325 in adequate amounts and at a reasonable cost or to comply with any applicable regulations, including GMP, it could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, should Mallinckrodt fail to fulfill its manufacturing responsibilities satisfactorily, the Company could be forced to find an alternative manufacturer. There can be no assurance that the Company would be able to find such an alternative manufacturer. In the event the Company were forced to develop its own FDA-approved full-scale manufacturing capability, it would require significant expenditures of capital and management attention and resources and could require the Company to obtain a license from a third party, and would result in a delay in the approval or commercialization of MS-325. There can be no assurance that the Company would be able to obtain such a license on commercially reasonable terms, if at all. See "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights" and "Business--Strategic Alliances" and "--Manufacturing."

     Dependence on Suppliers. The Company currently procures the raw materials for the various components of MS-325 from a broad variety of vendors and, wherever possible, maintains relationships with multiple vendors for each component. There are a number of components of MS-325 for which the largest suppliers may have significant control over the market price due to controlling market shares. If any one of the Company's suppliers decided to increase prices significantly or reduce quantities of components of MS-325 available for sale to the Company, it could have a material adverse effect on the Company's ability to commercialize MS-325 and on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

     Potential Product Liability Exposure and Insurance. The clinical testing, manufacturing and marketing of the Company's product candidates may expose the Company to product liability claims, and there can be no assurance that the Company will not experience material product liability losses in the future. The Company currently has limited product liability insurance for the use of its product candidates in clinical research, but there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred. The Company does not have product liability insurance coverage for the commercial sale of its products but intends to obtain such coverage if and when its product candidates are commercialized. However, there can be no assurance that the Company will be able to obtain adequate additional product liability insurance coverage on acceptable terms, if at all. A successful claim brought against the Company in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against the Company, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Product Liability Insurance."

     Uncertainty of Adequate Reimbursement. The Company could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any such changes affect reimbursement for procedures in which the Company's product candidates would be used. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from third-party payors for the procedures in which the Company's product candidates would be used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on the Company's business, financial condition and results of operations. If the Company obtains the necessary foreign regulatory approvals, market acceptance of the Company's product candidates in international markets would be dependent, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. The Company intends to seek international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner, if at all, and failure to receive international reimbursement approvals could have an adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought. See "Business--Reimbursement."

     Dependence Upon Key Personnel. The Company's future business and operating results depend in significant part upon the continued contributions of its key technical and senior management personnel, many of whom would be difficult to replace and certain of whom perform important functions for the Company beyond those functions suggested by their respective job title or description. The Company's future business and operating results also depend in significant part upon its ability to attract and retain qualified management, operational and technical personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. Although the Company maintains key life insurance on the lives of certain officers, the loss of any key employee, the failure of any key employee to perform in his or her current position, or the Company's inability to attract and retain skilled employees, as needed, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Executive Officers and Directors."

     Possible Volatility of Share Price. The market prices of the capital stock of medical technology companies have historically been very volatile, and the market price of the shares of the Company's Common Stock has been and may continue to be highly volatile. The market price of the shares of the Common Stock may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents or proprietary rights, conditions and trends in the pharmaceutical and other technology industries, adoption of new accounting standards affecting such industries, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of development stage companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, class action securities litigation has often been brought against that company. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources. See "Underwriting."

     Anti-Takeover Effect of Certain Charter and By-Law Provisions and Delaware Law. The Company's Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Board of Directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock ("Preferred Stock") with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay for shares of the Company's Common Stock. The

Restated Certificate provides for staggered terms for the members of the Board of Directors. A staggered Board of Directors and certain provisions of the Restated Certificate, the Company's By-laws (the "By-laws") and of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company. The Company, for example, is subject to Section 203 of the General Corporate Law of Delaware which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the stockholders and, therefore, could adversely affect the price of the Company's Stock. See "Management," "Description of Capital Stock--Preferred Stock" and "--Anti-Takeover Measures."

     Control by Directors and Officers. Upon completion of this offering, the present directors, executive officers and principal stockholders of the Company and their affiliates will beneficially own approximately 42% of the outstanding Common Stock of the Company. As a result, these stockholders will be able to significantly influence corporate actions requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

     Broad Discretion of Management to Allocate Offering Proceeds. The Company expects to use the net proceeds of this offering for research and development and funding of clinical trials in support of regulatory and reimbursement approval, facilities expansion and improvements and for working capital and general corporate purposes. The Company is not yet able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the proceeds of this offering and the timing of expenditures. See "Use of Proceeds."

     Shares Eligible for Future Sale; Registration Rights. Future sales of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 10,938,547 shares of Common Stock outstanding, assuming no exercise of options and warrants outstanding on September 30, 1997. Of these shares, approximately 4,558,819 shares, including the 2,250,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option), will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder. All of the remaining shares of Common Stock are currently eligible for sale under Rules 144 and 701 under the Securities Act. Stockholders of the Company, who will hold in the aggregate 5,538,499 shares of Common Stock after this offering, have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any of the shares held by them as of the date of this Prospectus for a period of 90 days after the date of this Prospectus (the "lock-up period") without the prior written consent of Hambrecht & Quist LLC. However, Hambrecht & Quist LLC may in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The holders of 4,750,289 shares of Common Stock have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital and could also have an adverse effect on the market price for the Company's Common Stock. The Company has filed registration statements under the Securities Act registering 2,099,901 shares of Common Stock issuable under the Company's Amended and Restated 1992 Equity Incentive Plan and 66,666 Shares of Common Stock issuable under the Company's 1996 Director Stock Option Plan. In addition, prior to January 1, 1998, the Company expects to file a registration statement on Form S-8 registering a total of approximately 66,666 shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. See "Management--Director Compensation," "--Stock Plans," "Description of Capital Stock," "Shares Eligible for Future Sale-- Registration Rights" and "Underwriting."

     Immediate and Substantial Dilution. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the public offering price. Additional dilution will occur upon exercise of outstanding options and warrants. See "Dilution," "Description of Capital Stock--Stock Purchase Warrants" and "Shares Eligible for Future Sale."

     Absence of Dividends. To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

     Forward-looking Statements. This Prospectus contains forward-looking statements, which may be deemed to include the Company's plans to continue the development and achieve commercial introduction of its product candidates. Actual results could differ materially from those projected in any forward-looking statement for a variety of reasons, including those detailed in the other sections of this "Risk Factors" section or elsewhere in this Prospectus.

                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered by the Company hereby, after deducting the underwriting discounts and estimated offering expenses, are estimated to be $20,650,000 ($22,694,500 if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds for research and development and funding of clinical trials in support of regulatory and reimbursement approvals including, in particular, to fund its research and development costs under its agreement with Mallinckrodt, facilities expansion and improvements and for working capital and general corporate purposes. The Company is not yet able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's Board of Directors and management retain complete discretion with respect to the allocation of such proceeds and the timing of expenditures. Although the Company may use a portion of the net proceeds for possible licensing or acquisition of products and technologies that are complementary to those of the Company, or acquisitions of businesses that are complementary to those of the Company, there are no current plans or commitments in this regard. Pending such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities. The Company intends to invest and use the proceeds so as not to be considered an "investment company" under the Investment Company Act of 1940, as amended.




     The Company believes that the net proceeds from this offering and its existing cash, cash equivalents and marketable securities will be sufficient to fund its operations through the second quarter of 1999. The Company believes that it will require additional funds to support its operating requirements or for other purposes and may seek to raise such additional funds through public or private equity or debt financing, strategic alliances or from other sources, prior to commercialization of any of its product candidates. There can be no assurance that additional financing will be available at all or that, if available, such financing would be obtainable on terms favorable to the Company and would not be dilutive. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding," "--Broad Discretion of Management to Allocate Offering Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock began trading publicly on the Nasdaq National Market on January 30, 1997 under the symbol EPIX. The following table sets forth, for the periods indicated, the range of the high and low closing sale prices for the Company's Common Stock:



                                                           High       Low
                                                         --------   -------

   1997
    First Quarter (from January 30, 1997)    .........    $ 9.50    $6.63
    Second Quarter   .................................      9.00     6.00
    Third Quarter    .................................     12.00     8.25
    Fourth Quarter (through November 10, 1997) .......     14.00    10.25

     On November 10, 1997, the last reported sale price of the Common Stock was $10.25 per share. As of September 30, 1997, there were approximately 69 holders of record of the Company's Common Stock.




                                DIVIDEND POLICY

     To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.


                                  THE COMPANY

     The Company was incorporated in Delaware in 1988 and commenced operations in 1992. The Company's principal executive offices are located at 71 Rogers Street, Cambridge, Massachusetts, 02142-1118, and its telephone number is (617) 499-1400.

                                CAPITALIZATION

     The following table sets forth, at September 30, 1997, (i) the actual capitalization of the Company and (ii) the capitalization of the Company on an as adjusted basis to give effect to the issuance and sale by the Company of 2,250,000 shares of Common Stock after deducting the underwriting discounts and estimated offering expenses. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.



                                                                                 September 30, 1997
                                                                             ---------------------------
                                                                                Actual       As Adjusted
                                                                             ------------   ------------
                                                                                   (in thousands)
Capital lease obligations, less current portion   ........................    $     208      $     208
                                                                              ---------      ---------
Stockholders' equity:
   Preferred Stock, $.01 par value; 1,000,000 shares authorized; no shares
    issued or outstanding    .............................................           --             --
   Common Stock, $.01 par value; 15,000,000 shares authorized; 8,688,547 shares issued and outstanding actual; 10,938,547 shares issued and
    outstanding as adjusted (1)    .......................................           87            109
   Additional paid-in capital   ..........................................       32,492         53,120
   Accumulated deficit    ................................................      (12,048)       (12,048)
                                                                              ---------      ---------
    Total stockholders' equity  ..........................................       20,531         41,181
                                                                              ---------      ---------
     Total capitalization    .............................................    $  20,739      $  41,389
                                                                              =========      =========


---------------------
(1) Excludes (i) 1,673,104 shares of Common Stock issuable upon exercise of options outstanding at September 30, 1997 at a weighted average exercise price of $4.16 per share, of which options to purchase 438,252 shares of Common Stock were exercisable, and (ii) 79,696 shares of Common Stock issuable upon exercise of warrants outstanding at September 30, 1997 at a weighted average exercise price of $3.98 per share. See "Dilution," "Management--Stock Plans," "Description of Capital Stock" and Notes 8 and 9 to Notes to Financial Statements.

                                   DILUTION


     As of September 30, 1997, the Company had a net tangible book value of approximately $20.5 million, or $2.36 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets, less total liabilities, divided by the 8,688,547 shares of Common Stock then outstanding. After giving effect to the sale of 2,250,000 shares of Common Stock offered hereby at a public offering price of $10.00 per share and after deduction of the underwriting discounts and estimated offering expenses payable by the Company, the adjusted net tangible book value of the Company as of September 30, 1997 would have been $41.2 million, or $3.76 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.40 per share to existing investors and an immediate dilution of $6.24 per share to new investors. The following table illustrates this per share dilution:




   Public offering price per share   ...................................              $ 10.00
     Net tangible book value per share before the offering  ............    $ 2.36
     Increase in price per share attributable to new investors    ......      1.40
                                                                            -------
   Adjusted net tangible book value per share after the offering  ......                 3.76
                                                                                      --------
   Dilution per share to new investors    ..............................              $  6.24
                                                                                      ========


     The following table summarizes on a pro forma basis as of September 30, 1997 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:



                                        Shares Purchased          Total Consideration
                                    ------------------------   -------------------------
                                                                                            Average Price
                                       Number       Percent       Amount        Percent      Per Share
                                    ------------   ---------   -------------   ---------   --------------

   Existing stockholders   ......    8,688,547        79.4%    $34,651,761        60.6%      $ 3.99 (1)
   New investors  ...............    2,250,000        20.6      22,500,000        39.4       $10.00
                                    -----------     ------     -----------      ------
       Total   ..................   10,938,547       100.0%    $57,151,761       100.0%
                                    ===========     ======     ===========      ======



     The foregoing computations assume no exercise of warrants or stock options outstanding at September 30, 1997, at which date there were 1,673,104 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.16 per share, of which options to purchase 438,252 shares of Common Stock were exercisable, and 79,696 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.98 per share. See "Capitalization," "Management--Stock Plans" and "Description of Capital Stock."

---------------------
(1) Includes the sale of 2,300,000 shares of Common Stock at a price of $7.00 per share at the Company's initial public offering in February 1997.

                            SELECTED FINANCIAL DATA


     The following selected financial data for the period from inception (November 29, 1988) through March 31, 1993, the nine months ended December 31, 1995, each of the two years in the period ended March 31, 1995 and the year ended December 31, 1996 are derived from Financial Statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The financial statements as of December 31, 1996 and 1995 and for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995 and the report of Ernst & Young LLP relating thereto are included elsewhere herein. The financial data for the nine months ended September 30, 1997 and 1996 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997 or any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and the Notes thereto and other financial information included herein.

                                                            Year Ended
                                  Period from inception       March 31,         Nine Months                    Nine Months Ended
                                   (November 29, 1988)  -------------------       Ended       Year Ended         September 30,
                                    through March 31,                           December 31,  December 31, -----------------------
                                          1993            1994      1995          1995 (1)       1996        1996         1997
                                  --------------------- --------   --------     -----------   ------------ ---------   -----------
                                                                (in thousands, except per share data)
Statement of Operations Data:
Revenues  ........................      $ 1,000         $ 1,700    $    412    $    900       $10,010      $ 9,635      $  4,021
Operating expenses:
 Research and development   ......          470           1,382       2,407       4,165         6,879       4,952          6,286
 General and administrative    ...          841             897         825       1,505         2,862       2,212          2,268
                                        -------         -------    --------    --------       --------     -------      --------
  Total operating expenses  ......        1,311           2,279       3,232       5,670         9,741       7,164          8,554
                                        -------         -------    --------    --------       --------     -------      --------
Operating income (loss)  .........         (311)           (579)     (2,820)     (4,770)          269       2,471         (4,533)
Interest income (expense), net               41             (38)         42        (123)             (1)     (133)           790
                                        -------         -------    --------    --------       --------     -------      --------
Net income (loss)  ...............      $  (270)        $  (617)   $ (2,778)   $ (4,893)      $   268      $2,338       $ (3,743)
                                        =======         =======    ========    ========       ========     =======      ========
Net income (loss) per share (2)                                                $  (0.70)      $  0.03      $ 0.30       $  (0.45)
                                                                                ========       ========    =======      ========
Shares used in per share
 calculations (2)  ...............                                                6,973         7,711       7,711          8,370


                                                                     March 31,                    December 31,
                                                          --------------------------------  ------------------------  September 30,
                                                            1993       1994       1995       1995 (1)       1996          1997
                                                          ---------  --------  -----------  -----------  -----------  -------------
                                                                                     (in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities  ......  $  114      $4,154   $  1,079     $    150     $ 10,664       $20,565
Working capital (deficit)    ...........................    (142)      3,574        516       (1,327)       8,299        19,219
Total assets  ..........................................   1,118       5,050      2,141        1,211       12,575        23,265
Capital lease obligations, less current portion   ......      13         292        107          342          176           208
Redeemable convertible preferred stock   ...............      --       3,941      3,949        3,956           --            --
Total stockholders' equity (deficit)  ..................     773         200     (2,552)      (7,336)      (7,240)       20,531


---------------------
(1) The Company changed its fiscal year end from March 31 to December 31 commencing with the fiscal year ended December 31, 1995.
(2) See Note 2 to Notes to Financial Statements for a description of the calculation of net income (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.


Overview
     Since commencing operations in 1992, the Company has been engaged principally in the research and development of its contrast imaging agent product candidates as well as seeking various regulatory clearances and patent protection. The Company has had no revenues from product sales and has incurred net losses since inception through September 30, 1997 aggregating approximately $12.0 million. The Company has received revenues only in connection with various licensing and collaboration agreements.

     The Company's initial product candidate, MS-325, an injectable MRI contrast agent, is currently the Company's only product candidate undergoing human clinical trials. In 1996, the Company formed a strategic alliance with Daiichi related to the development and commercialization of MS-325 in Japan. In 1996 the Company also formed a strategic alliance with Mallinckrodt related to the development and commercialization of MS-325 worldwide, excluding Japan. The Company completed a Phase I clinical trial of MS-325 in February 1997 and commenced Phase II clinical trials of MS-325 in the second quarter of 1997. During the second quarter of 1997, the Company also formed a strategic alliance with Dyax Corp. ("Dyax") in which the parties will seek to identify and develop novel diagnostic agents for imaging blood clots.

     The Company anticipates fluctuation in its quarterly results of operations due to several factors, including: the timing of fees and milestone payments received from strategic partners; the formation of new strategic alliances by the Company; the timing of expenditures in connection with research and development activities; the timing of product introductions and associated launch, marketing and sales activities; and the timing and extent of product acceptance for different indications and geographic areas.


Results of Operations

     Comparison of Nine Months Ended September 30, 1997 and 1996
     Revenues. Revenues for the nine-month period ended September 30, 1997 were $4.0 million, as compared to $9.6 million for the corresponding period of 1996. Revenues for the nine-month period ended September 30, 1997 included milestone payments of $2.0 million received from Mallinckrodt and $900,000 received from Daiichi. Revenues for the 1997 period also included $1.1 million received from Mallinckrodt and Daiichi in connection with MS-325 development contracts. Revenues for the nine-month period ended September 30, 1996 included a $6.0 million license fee received from Mallinckrodt and a $3.0 million license fee (net of 10% foreign withholding tax) received from Daiichi, each related to the formation of strategic collaborations to commercialize MS-325 in the respective territories covered by the collaboration agreements. The 1996 revenues also included $665,000 of development contract revenue earned from Mallinckrodt.

     Research and development expenses. Research and development expenses for the nine-month period ended September 30, 1997 were $6.3 million, as compared to $5.0 million for the corresponding period of 1996. The increase primarily reflected the added costs to support advancement of MS-325 through the development program. The increased expense was also due to additional personnel and resources to support research in the area of thrombus imaging and the advancement of the Company's core technology. Research and development expenses are expected to increase in future quarters as MS-325 continues in Phase II clinical trials.

     General and administrative expenses. General and administrative expenses for the nine-month period ended September 30, 1997 were $2.3 million, as compared to $2.2 million for the corresponding period of 1996. The increase was primarily due to higher personnel costs associated with additions to senior management in the second half of 1996 as well as the increased cost to build the infrastructure needed to support development of MS-325 and new discovery programs. The additional expenses of ongoing patent protection activities as well as those of transitioning to and operating as a publicly held company also contributed to the increase in general and administrative expenses in 1997 as compared to 1996. Partially offsetting these increases were $250,000 of nonrecurring expense incurred in 1996 in connection with the restructuring of a liver agent development program which was terminated by the Company in 1995. The Company terminated the program after reassessing the anticipated future product development costs under the program measured against the size of the potential market for products. As a part of a negotiated termination of the agreement covering the development program, the Company paid the contracting party $250,000 and gave a non-exclusive license to the technology developed to date under the program in exchange for royalty payments on future sales of products by the contracting party. The Company expects total general and administrative expenses to increase as the Company's product candidates advance through clinical trials and to eventual commercialization.

     Interest income and expense. Interest income for the nine-month period ended September 30, 1997 was $816,000, as compared to $140,000 for the corresponding period of 1996. This increase was the result of higher average cash available for investment which was due largely to the Company's initial public offering in February 1997. Interest expense for the nine-month period ended September 30, 1997 was $27,000, as compared to $274,000 for the corresponding period of 1996. The 1996 period included interest on promissory notes and bridge loans which were outstanding during the first five months of 1996.

     Comparison of Year Ended December 31, 1996 and Nine Months Ended December 31, 1995
     Revenues. Revenues for the year ended December 31, 1996 were $10.0 million, as compared to $900,000 for the nine-month period ended December 31, 1995. Revenues for the year ended December 31, 1996 included $6.0 million in license fees and approximately $1.0 million of development contract revenue from Mallinckrodt. Revenues during 1996 also included $3.0 million in license fees received from Daiichi for the rights to commercialize MS-325 in Japan. Revenues for the nine-month period ended December 31, 1995 consisted entirely of payments received from a pharmaceutical company as consideration for an option for certain rights to the Company's future contrast agents in Japan. The option expired and the rights to the agent were subsequently licensed to a third party.

     Research and development expenses. Research and development expenses for the year ended December 31, 1996 were $6.9 million, as compared to $4.2 million for the nine-month period ended December 31, 1995. This increase was due primarily to increased MS-325 development costs associated with the commencement of Phase I clinical trials in September 1996.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 1996 were $2.9 million, as compared to $1.5 million for the nine-month period ended December 31, 1995. The $1.4 million increase was largely due to increased personnel costs associated with recruitment and compensation of additional senior management (approximately $390,000) and increased expenses for strategic consulting and business development activities. Significant secondary causes of the increase include higher patent costs as well as increased agency fees and legal expenses associated principally with the formation of collaborative agreements. In addition, general and administrative expenses for 1996 included $250,000 of nonrecurring expense incurred in connection with the restructuring of a liver agent development program which was terminated by the Company in 1995.

     Interest income and expense. Interest income for the year ended December 31, 1996 was $288,000, as compared to $28,000, for the nine-month period ended December 31, 1995. This increase was due to higher average cash available for investment during 1996. Interest expense for the year ended December 31, 1996 was $289,000, as compared to $151,000 for the nine-month period ended December 31, 1995. This increase was due to higher borrowings under promissory notes and bridge loans in 1996.

Liquidity and Capital Resources
     The Company financed its operations from inception through September 30, 1997 primarily with $14.3 million in net proceeds from the Company's initial public offering completed in February 1997, $18.4 million from private sales of equity securities, $18.0 million received from third parties in connection with collaboration and license arrangements, $1.4 million of equipment lease financing and $1.3 million in interest income. From inception through September 30, 1997, the Company has incurred $30.8 million of costs attributable to operating activities, including $21.6 million related to the research and development of technology and new product candidates, including MS-325.

     The Company's principal source of liquidity consists of cash, cash equivalents and marketable securities which totaled $20.6 million at September 30, 1997, as compared to $10.7 million at December 31, 1996.

     The Company is eligible to receive additional payments of $2.4 million from Daiichi upon the attainment of certain future MS-325 development milestones. Under the Company's agreement with Mallinckrodt, Mallinckrodt and the Company will generally share equally in future development costs of MS-325 up to a specified maximum amount.

     During the nine months ended September 30, 1997, the Company used approximately $8.0 million of cash for operating activities, exclusive of license fee revenues. The Company expects that its cash needs for operations will increase significantly in the fourth quarter of 1997 due to planned clinical trials and other expenses associated with the development of MS-325 and new research and development programs.


     The Company estimates that the net proceeds from this offering, together with existing cash, cash equivalents and marketable securities, will be sufficient to fund its operations through the second quarter of 1999. The Company believes that it will need to raise additional funds for research, development and other expenses, through equity or debt financings, strategic alliances or otherwise, prior to commercialization of any of its product candidates. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The Company's future liquidity and capital requirements will depend on numerous factors, including the following: the progress and scope of clinical trials; the timing and costs of filing future regulatory submissions; the timing and costs required to receive both United States and foreign governmental approvals; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the extent to which the Company's products gain market acceptance; the timing and costs of product introductions; the extent of the Company's ongoing research and development programs; the costs of training physicians to become proficient with the use of the Company's products; and, if necessary, once regulatory approvals are received, the costs of developing marketing and distribution capabilities.


     Because of anticipated spending to support development of MS-325 and new research programs, the Company does not expect positive cash flow from operating activities for any future quarterly or annual period prior to commercialization of MS-325. The Company anticipates continued investments in fixed assets, including equipment and facilities expansion to support new and continuing research and development programs. In July 1997, the Company reached an agreement which will enable it to lease its current facilities through December 31, 2002.

     The Company has reported only tax losses to date and therefore has not paid significant federal or state income taxes since inception. At December 31, 1996, the Company had loss carryforwards of approximately $7.3 million available to offset future taxable income. These amounts expire at various times through 2010. As a result of ownership changes resulting from sales of equity securities, the Company's ability to use the loss carryforwards is subject to limitations as defined in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company currently estimates that the annual limitation on its use of net operating losses through May 31, 1996 will be approximately $900,000. Pursuant to Section 382 of the Code, the change in ownership resulting from the initial public offering, the offering contemplated hereby and any other future sale of stock may also limit utilization of losses in any one year. The Company is also eligible for research and development tax credits which can be carried forward to offset federal taxable income. The annual limitation and the timing of attaining profitability may result in the expiration of net operating loss and tax credit carryforwards before utilization.

     The Company does not believe that inflation has had a material impact on its operations.

                                   BUSINESS
Overview
     EPIX is developing targeted contrast agents both to improve the capability and expand the use of MRI as a tool for diagnosing human disease. The Company's principal product under development, MS-325, is an injectable vascular contrast agent designed for multiple vascular imaging indications, including coronary artery disease ("CAD") and peripheral vascular disease ("PVD"). The Company believes that MS-325 will significantly enhance the quality of images and provide physicians with a clinically superior, noninvasive (i.e., no more invasive than a peripheral intravenous injection ("I.V.")) and cost-effective method for diagnosing cardiovascular disease. The Company further believes that MS-325 will simplify the diagnostic pathway for a number of cardiovascular diseases and in many cases replace highly invasive (i.e., more invasive than a peripheral I.V. up to and including a surgical procedure) and expensive X-ray angiography, which is currently considered the definitive diagnostic exam for assessing cardiovascular disease. The Company is also investigating additional imaging indications for MS-325, including pulmonary embolism and myocardial perfusion. EPIX has entered into strategic alliances with Mallinckrodt and Daiichi for the development and commercialization of MS-325 and other vascular contrast agents.

     The Company completed a Phase I clinical trial of MS-325 in February 1997 and no clinically significant adverse events were reported. The Phase I clinical trial yielded images and signal duration and intensity consistent with the Company's belief that MS-325 enhanced MRI used earlier in the diagnostic pathway will provide physicians with diagnostic information clinically equivalent to X-ray angiography. The Company is currently conducting a Phase II clinical trial to test the safety and preliminary efficacy of MS-325 for the evaluation of PVD and a Phase II clinical trial to test the safety and feasibility of MS-325 for the evaluation of CAD. In each of these clinical trials, the Company is comparing MS-325 enhanced MRI to conventional X-ray angiography, the current reference standard. In addition, the Company anticipates initiating a Phase II clinical trial to test the safety and feasibility of MS-325 for detecting breast cancer before the end of 1997.

     The use of MRI has grown steadily over the past 10 years due to reduced cost and improved imaging capabilities and now provides an effective diagnostic modality for a broad range of applications. MRI manufacturers have improved the hardware and software of their systems, reducing the time per procedure drastically while significantly enhancing resolution. While MRI is currently used extensively to image many organs and tissues in the body, its use in imaging the arteries and veins has been limited. Prior attempts to develop contrast agents to facilitate the clinical usefulness of MRI, particularly for coronary arteries, have had limited success. Unlike most currently available MRI contrast agents, which are non-specific, MS-325 is a targeted intravascular contrast agent designed to bind to albumin, the most common blood protein. Because of its affinity for albumin, MS-325 remains at high concentrations in the bloodstream throughout the MRI exam and, consequently, provides the image acquisition time and signal strength needed to obtain a high contrast, high resolution image of the cardiovascular system. Like most currently available non-specific contrast agents, MS-325 is designed to be excreted safely through the kidneys over time. EPIX believes that the advantages of MS-325, coupled with the reduced cost and improved imaging capabilities of MRI, will lead to significantly expanded use of MRI to diagnose cardiovascular and other diseases.


Magnetic Resonance Imaging Background
     In an MRI exam, images are obtained by placing a portion of the patient's body in a magnetic field and applying safe, low-energy radio waves. The different organs and tissues in the body respond uniquely to the MRI's electromagnetic field and these responses are then scanned and converted into a three-dimensional image. MRI can easily provide high contrast, high resolution images of anatomy deep inside the body.

     The use of MRI, which was developed in the 1970s, has grown steadily over the past decade due to declining costs, increased clinical effectiveness, reduced exam times and more comprehensive coverage by third-party payors. As an example, a standard MRI brain exam, which in 1985 required 60 minutes and cost approximately $1,500, now takes only 30 minutes, costs less than half as much and can identify tumors that are over 50% smaller than those detectable in 1985. The installed base of MRI scanners in the United States grew from fewer than 400 scanners in 1985 to over 3,900 in 1996, during which year there were over 8.5 million MRI exams performed.

     Underlying the economic and clinical advancement of MRI is the consistent and rapid technological progress achieved by MRI equipment manufacturers such as General Electric, Philips and Siemens. Over the past 10 years,

MRI equipment manufacturers have achieved significant improvements in both MRI hardware and software while reducing the price of a new machine by more than 35%. The primary hardware components in an MRI scanner are the magnet, gradients, radio frequency coils and computer processors and memory. Since 1985, gradients have quadrupled in speed and power, and enhancements in radio frequency coils have improved the signal-to-noise ratio by over 100%. Improvements in computer processors, memory and software, including new techniques to improve scanning, image processing and motion compensation, have been even more dramatic.

     Images obtained in certain applications of MRI can be enhanced through the use of contrast agents. Contrast agents are injected into a vein in the patient's arm prior to a scan and are designed to amplify the contrast between various tissues, organs and anatomic structures. Currently available MRI contrast agents are primarily non-specific gadolinium compounds which diffuse throughout the body following injection. They are effective at enhancing images of certain tissue types, primarily in the brain and spine, but lack the efficacy to be clinically useful for many vascular applications. Non-specific contrast agents are used in an estimated 25% of MRI exams and their usage has grown by more than 60% over the last five years.

     MRI has been established as the imaging modality of choice for a broad range of indications, including brain tumors, many spinal disorders and knee injuries. Nevertheless, MRI has been used sparingly as an imaging modality for the vascular system due to its limited ability to image arteries and veins in patients. In particular, cardiac motion currently precludes clinically significant MRI of the coronary arteries. Several leading MRI manufacturers, academic centers and others are developing hardware and software solutions to the problem of cardiac motion. In both CAD and PVD, clinically significant magnetic resonance images of the arterial anatomy are also limited by MRI's inability to provide sufficient contrast between the arteries and the surrounding tissues. Further, MRI exams using the existing non-specific contrast agents are limited by the rapid diffusion of these agents out of the vascular system, which reduces the time during which an image can be acquired. Consequently, many experts believe MRI contrast agents which remain in the vascular system for extended periods of time will be necessary to obtain sufficient contrast for widespread clinical use of MRI to image the vascular system.


The EPIX Solution
     The Company believes that MS-325, together with the anticipated hardware and software solutions to the cardiac motion problem, will enable widespread clinical use of MRI to diagnose CAD. The Company also believes that MS-325 will significantly expand the use of currently available MRI equipment in diagnosing PVD. MS-325 has been designed to be used with MRI to provide physicians with a clinically superior, noninvasive and cost-effective diagnostic pathway by eliminating many X-ray angiograms and ancillary tests.


     MS-325: Cardiac Indications
     Background. It is estimated that over 500,000 people in the United States die of CAD each year, making it the leading cause of death. CAD is characterized by the accumulation of plaque on the arterial walls, leading to a disruption in blood flow to the heart muscle. This interruption of blood to the heart can cause ischemia (lack of oxygen) or infarction (death of heart tissue) and result in significant morbidity or death. In order to diagnose a patient who exhibits apparent symptoms of CAD, prescribe an effective treatment and monitor the results of intervention, a physician often requires information on the anatomy and function of the heart and, specifically, the coronary arteries. Due, in part, to the lack of cost-effective, noninvasive, comprehensive diagnostic imaging procedures, diagnosis of CAD is currently a complex and expensive process. Based on independent sources, the Company believes that in 1996 over
6.0 million patients in the United States underwent over 11.0 million various diagnostic tests for the diagnosis of CAD at an estimated cost of over $7.0 billion. The Company believes that MRI-based cardiac evaluations using MS-325 would simplify the process of diagnosing CAD, significantly improving patient outcomes and lowering total medical costs.

     Traditional Approach to CAD Diagnosis. The current diagnostic process for CAD is complex, expensive and can involve multiple, often inconclusive, tests. While the specific diagnostic pathway may vary for any given patient, several appointments for multiple diagnostic exams may be necessary prior to formulation of a treatment plan. Figure 1 below outlines the traditional approach to CAD diagnosis.


       Figure 1--Coronary Artery Disease: Traditional diagnostic pathway
--------------------------------------------------------------------------------

                7% Acute/Critical                        60% Drug Therapy
              ----   Ischemia                           ----  or Rule Out
              |                                         |         CAD
              |                       Traditional       |
  Initial     |                       Non-Invasive      |
Chest Pain    |                         Imaging         |                  50%    Drug
  Workup      |                       o Stress echo-    |                 ---- Therapy or
              |                         cardiogram      |                 |    No Therapy
o EKG         |    Indeterminate                        |                 |
o Exercise    |51%  Non-acute         o Nuclear stress  |                 |27%
  stress test ----  Myocardial   ----   perfusion study |    Coronary     ----  PTCA
              |     Infarction                          |40%  X-ray       |
6.75 Million  |42%                       3.44 Million   ---- Angiography  |
  Patients    ---- Rule Out CAD             Patients                      |23%
                                                             1.38 Million ----  CABG
                                                               Patients

--------------------------------------------------------------------------------

Note: Percentages are estimates derived by the Company from both data compiled by the Company and data obtained from independent sources. Actual diagnostic outcomes could vary depending on numerous factors, including geographic location of the patient, type of medical setting in which the tests are administered and physician practice patterns.

     It is estimated that over 6.75 million patients enter the CAD diagnostic pathway in the United States each year after experiencing chest pain or shortness of breath. An electrocardiogram ("EKG") is often performed at this stage. Approximately 7% of these patients present with severe pain and acute or critical ischemia and are immediately triaged for treatment. For the remaining 93%, the physician completes a work-up, history and physical exam to determine whether the patient exhibits symptoms consistent with CAD and has any of the risk factors for CAD, such as smoking, high cholesterol, family history, excess weight, diabetes or high blood pressure. A patient with an abnormal EKG or significant risk factors will likely be referred to a cardiologist for further testing. The cardiologist will typically continue the work-up with an exercise stress test. Based on EKG and exercise stress test results, CAD is ruled out for approximately 42% of all patients entering the diagnostic pathway. For the remaining 51% of all patients, results of the exercise stress test are indeterminate and the cardiologist generally will perform a stress echocardiogram and/or a nuclear stress perfusion study. Approximately 60% of patients undergoing these tests receive either drug therapy or no further treatment. For the remaining 40% of patients for whom the stress echocardiogram or a nuclear stress perfusion study is positive or indeterminate, a coronary X-ray angiogram is often prescribed. Approximately 50% of the patients who receive coronary X-ray angiograms are either treated with drugs or require no therapy. If the coronary X-ray angiogram indicates surgically correctable disease, the patient will be scheduled for a percutaneous transluminal coronary angioplasty ("PTCA"), a procedure designed to enlarge partially blocked arteries, or referred to a cardiac surgeon for a coronary artery bypass graft ("CABG"), a surgical procedure designed to circumvent a blocked or partially blocked artery or arteries with a vascular graft.

     As indicated above, the following tests are generally part of the traditional diagnostic pathway for CAD:

[bullet] EKGs measure the electrical potential of the heart using several surface electrodes. Varying patterns of monitored electrical activity may indicate heart abnormalities, including ischemic heart disease or a previous heart attack.

[bullet] Exercise stress tests measure a patient's ability to exercise without chest pain. For certain patients with extreme results, the test can be used to confirm or exclude the presence of blockages which significantly decrease blood flow and sometimes to prescribe drug therapy. However, for most patients the test is inconclusive. The test provides no information on the anatomy of the coronary arteries.

[bullet] Stress echocardiograms use transthoracic ultrasound to measure motion of the walls of the heart under physical or pharmacological stress. In most cases, a lack of blood flow to a particular area of the heart will be reflected in atypical motion of the heart wall. The test is noninvasive and costs between $300 and $900. While a normal stress echocardiogram usually eliminates the possibility of blockages which significantly decrease blood flow, the test is often inconclusive and provides no information on the anatomy of the coronary arteries. It is estimated that over 800,000 stress echocardiograms were performed in the United States in 1996 at an estimated cost of over $250 million.

[bullet] Nuclear stress perfusion studies, which measure the flow of blood to cardiac tissue, can be used either as the critical diagnostic test prior to X-ray angiography or to confirm the impact on blood flow of an intermediate blockage identified through X-ray angiography. These tests are noninvasive, use small quantities of ionizing radiation and cost between $600 and $1,400. A patient is injected with a radiopharmaceutical and then a gamma camera is used to detect uptake of the agent in the heart muscle. A deficiency in blood flow to particular regions of the heart is shown on the resultant images. While the test can identify the effects of CAD, it provides no information on the anatomy of the coronary arteries and it cannot determine the location of blockages. It is estimated that over 2.7 million nuclear stress perfusion studies were conducted in the United States in 1996 at an estimated cost of more than $1.9 billion.

[bullet] Coronary X-ray angiography is currently considered by many to be the definitive diagnostic exam for imaging the coronary artery anatomy. It uses conventional X-ray technology enhanced with iodinated contrast media. Coronary X-ray angiography is highly invasive and costs between $2,000 and $6,000 per procedure. The procedure requires an interventional cardiologist to puncture the femoral artery in the patient's groin area and feed a catheter up into the patient's heart. During X-ray imaging, up to 100 milliliters of contrast media are injected into the catheter, effectively replacing blood flow in the heart and associated arteries for approximately two seconds. This cardiac catheterization must be performed in a surgical setting and requires patient monitoring for at least six hours after the procedure. Approximately 5% of patients undergoing a coronary X-ray angiogram experience serious side effects, including renal failure, limb loss and death, which may be caused by both the insertion of the catheter and the high dosage of iodinated radio-opaque dye. In addition, coronary X-ray angiography does not always provide sufficient information for clinical decision-making. While the procedure identifies the location of arterial blockages, in many cases it cannot conclusively determine their impact on blood flow. Therefore, for many blockages, a nuclear stress perfusion study must be performed to enable the physician to make a definitive diagnosis. Due to the expensive nature of coronary X-ray angiography, its high risk of complications, and the fact that approximately 50% of the patients undergoing coronary X-ray angiograms ultimately are diagnosed as having conditions that do not warrant invasive therapy, physicians employ a battery of tests to triage patients in an effort to avoid this procedure. However, because a diagnostic coronary X-ray angiogram is currently the only test that can image the coronary artery anatomy, it is estimated that approximately
         1.4 million such procedures were performed in the United States in 1996 at an approximate cost of more than $3.8 billion.

     The EPIX Approach to CAD Diagnosis. The Company believes that MS-325, coupled with anticipated advances in software and hardware for MRI equipment, will enable physicians to use MRI to perform a noninvasive, integrated cardiac exam for the diagnosis of CAD. Such a procedure will be designed to provide information on coronary artery anatomy, including location of arterial blockages, as well as cardiac perfusion and cardiac function data, in one sitting early in the diagnostic pathway. Because the procedure is intended to provide physicians with more comprehensive diagnostic information at an earlier stage of the diagnostic pathway, physicians will be able to make a more informed diagnosis, and arrange for appropriate patient treatment, sooner than would otherwise be possible, thereby achieving better patient outcomes at a lower cost. The Phase I clinical trial yielded images and signal duration and intensity consistent with the Company's belief that MS-325 enhanced MRI used earlier in the diagnostic pathway will provide physicians with diagnostic information clinically equivalent to X-ray angiography. Although several leading MRI equipment manufacturers, academic centers and others are developing advanced hardware and software, there can be no assurance when, or if, these techniques will enable MS-325 to provide clinically relevant images in cardiac indications currently being pursued. See "Risk

Factors--Dependence on MRI Advancements for Cardiac Applications." Figure 2 below outlines the EPIX approach to the diagnosis of CAD.


           Figure 2--Coronary Artery Disease: EPIX diagnostic pathway
--------------------------------------------------------------------------------

                7% Acute/Critical                        80%  Drug Therapy
              ----   Ischemia                           ---- or Rule Out CAD
              |                                         |
              |                       EPIX Solution     |
  Initial     |                        MS-325/MRI       |
Chest Pain    |                                         | 9% Coronary
  Workup      |                       o Anatomy         ----  X-ray       ---- CABG
              |                                         |    Angiography
o EKG         |    Indeterminate      o Perfusion       |
o Exercise    |51%  Non-acute                           |    0.31 Million
  stress test ----  Myocardial   ---- o Function        |      Patients
              |     Infarction                          |11%
6.75 Million  |42%                    3.44 Million      ---- PTCA
  Patients    ---- Rule Out CAD         Patients

--------------------------------------------------------------------------------
Note: Percentages are estimates derived by the Company from both data compiled by the Company and data obtained from independent sources. Actual diagnostic outcomes could vary depending on numerous factors, including geographic location of the patient, type of medical setting in which the tests are administered and physician practice patterns.

     The Company believes that the use of MS-325 enhanced MRI to perform integrated cardiac exams will simplify and improve the diagnostic work-up for CAD by enabling noninvasive cardiologists (approximately 80% of all cardiologists) to visualize the coronary arteries noninvasively early in the work-up. Under the EPIX approach for CAD assessment, a patient who has an indeterminate EKG and exercise stress test would be referred for a noninvasive, integrated cardiac exam. Unlike the invasive nature of coronary X-ray angiography, the patient would receive a single injection of MS-325 in a vein in the arm prior to the exam and then enter the MRI scanner. The exam is expected to provide the physician with three-dimensional anatomic detail of the coronary arteries as well as the perfusion and functional information currently provided by stress echocardiograms and nuclear stress perfusion studies. Based on the results of the MS-325 enhanced MRI integrated cardiac exam, the cardiologist would either prescribe no treatment, prescribe drug therapy or refer the patient to an interventional cardiologist (i.e., a cardiologist who performs invasive procedures) for a PTCA or surgical planning for a CABG. Because the MS-325 enhanced MRI exam is expected to provide all of the anatomic information currently provided by a coronary X-ray angiogram, the need for coronary X-ray angiography as a diagnostic tool would be reduced. Only in the limited number of cases where CABG is deemed necessary would the patient be subjected to invasive coronary X-ray angiography for surgical planning.

     The Company believes that the EPIX simplified diagnostic pathway could result in significant cost savings to the United States healthcare system for the diagnosis of CAD. These savings are predicated on providing noninvasive coronary artery anatomic information earlier in the CAD work-up. In 1996, for the over 3.44 million patients in the United States completing the traditional diagnostic pathway, the total cost of the diagnostic work-up for CAD was more than $5.4 billion. Under the EPIX approach to diagnosis of CAD, both stress echocardiograms and nuclear stress perfusion studies could be eliminated. In addition, because an MS-325 enhanced MRI exam is expected to provide physicians with anatomic information early in the CAD work-up, the Company believes that 50% of the patients who undergo coronary X-ray angiography but do not ultimately require invasive therapy would be able to avoid a coronary X-ray angiogram. The estimated total cost for the 3.44 million patients completing the EPIX diagnostic pathway for CAD would be $3.2 billion, yielding approximately $2.2 billion in savings to the United States healthcare system based on estimated 1996 procedure costs.

             Figure 3--Estimated Savings: Traditional CAD diagnostic
                     pathway versus EPIX diagnostic pathway
--------------------------------------------------------------------------------
Traditional

                   60% Drug Therapy
   $500           ----  or Rule Out
                  |         CAD
Traditional       |
Non-Invasive      |
  Imaging         |                  50%    Drug
o Stress echo-    |                 ---- Therapy or
  cardiogram      |                 |    Rule Out CAD
                  |                 |
o Nuclear stress  |     $2,700      |27%
  perfusion study |    Coronary     ----  PTCA
                  |40%  X-ray       |
                  ---- Angiography  |
                                    |23%
  3.44 Million                      ----  CABG
    Patients
                     1.38 Million
                       Patients

      Estimated Total U.S. Cost = $5.4 billion
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
EPIX

                   80%  Drug Therapy
                  ---- or Rule Out CAD
   $700           |
EPIX Solution     |
 MS-325/MRI       |     $2,700
                  | 9% Coronary
o Anatomy         ----  X-Ray       ---- CABG
                  |    Angiography
o Perfusion       |
                  |    0.31 Million
o Function        |      Patients
                  |11%
3.44 Million      ---- PTCA
  Patients

   Estimated Total U.S. Cost = $3.2 billion
--------------------------------------------------------------------------------
Note: Percentages are estimates derived by the Company from both data compiled by the Company and data obtained from independent sources. Actual diagnostic outcomes could vary depending on numerous factors, including geographic location of the patient, type of medical setting in which the tests are administered and physician practice patterns.

     Post-Intervention Monitoring and "Relooks." The Company believes that, after either a PTCA or a CABG, optimal patient management would include follow-up exams to determine re-forming of blockages ("restenosis") as well as proper functioning of grafts. However, while it is estimated that more than 400,000 PTCAs and 500,000 CABGs were performed in the United States in 1996, only a small proportion of the patients undergoing these procedures received follow-up coronary X-ray angiography ("relooks"). The Company estimates that there are currently over 2.7 million patients who have undergone a CABG and over
2.1 million patients who have undergone a PTCA who are potential candidates for a periodic relook. Due to the risk, discomfort and expense associated with coronary X-ray angiography, follow-up imaging currently is limited, which can lead to increased patient management costs and poorer outcomes due to undiagnosed restenosis and other complications. The Company believes that the availability of MS-325 may lead to an increase in follow-up exams using MRI. Furthermore, the Company believes that MS-325 would enable noninvasive cardiologists to visualize the coronary arteries of the over 300,000 patients who are treated with thrombolytic therapy (streptokinase and TPA) each year.

     MS-325: Peripheral Vascular Indications
     Background. PVD affects arteries throughout the body and results in significant morbidity and mortality. There are approximately 600,000 vascular operations, 400,000 strokes and 100,000 amputations (primarily related to PVD) each year in the United States. Similar to CAD, blockage of arteries outside the heart can lead to ischemia (lack of oxygen) or infarction (death of tissue). Complications from PVD include pain, limitations in mobility, amputation of the extremities, hypertension, kidney failure in the case of renal arteries, or stroke in the case of carotid or cerebral arteries. The need for imaging the vascular system outside the heart extends to many areas of the body, including the carotid arteries, vessels of the leg, the aorta and pulmonary arteries.

     Traditional Approach to PVD Diagnosis. A patient with PVD may present with a wide range of symptoms, such as leg pain, gangrene, hypertension, renal failure, stroke or transient ischemic attack ("TIA"), a brief episode of cerebral ischemia usually characterized by blurred vision, slurred speech, numbness or paralysis. The appropriate initial diagnostic tests vary according to the particular PVD indication. Traditional imaging modalities for diagnosing PVD, such as ultrasound, nuclear medicine and CT, frequently do not provide definitive diagnostic information. For example, ultrasound and renal nuclear scans have poor image quality, leading to exams which are frequently indeterminate. CT can be used for certain peripheral vascular indications, but can only image a limited area during each scan due to the large amounts of potentially toxic X-ray contrast media required.

     With the exception of imaging carotid arteries, MRI has not made a significant impact on the diagnosis of PVD to date. Non-contrast MRI exams of the vascular system, which measure blood flow and do not image anatomy, are often ineffective when used in patients with disease because of their limitations in imaging the blood flow associated with PVD, which may be either minimal or turbulent. Even for the imaging of carotid arteries, where flow-based MRI has had a substantial clinical impact, the lack of direct anatomic data limits the ability of MRI to provide a quantitative measurement of stenosis required for accurate diagnosis. MRI exams using existing non-specific contrast agents are limited by the rapid diffusion of the agents out of the vascular system.

     As with the diagnostic work-up of CAD, a peripheral X-ray angiogram is generally considered to be the definitive diagnostic exam for peripheral vascular indications. In the work-up of PVD of the lower extremities, for example, the patient typically presents with leg pain, gangrene or limited mobility. The surgeon checks the patient's pulse in the ankles and performs two noninvasive exams, impedance plethysmography and ankle brachial index measurements, which can confirm that the patient has PVD and often localizes the disease within the limb. An ultrasound exam is sometimes performed at this stage. Peripheral X-ray angiography is then performed to visualize the extent of the disease and to plan for surgery. Like coronary X-ray angiograms, peripheral X-ray angiograms are performed in a surgical setting and involve the puncture of the femoral artery in the groin area, the placement of a catheter in the artery and the replacement of blood by X-ray contrast media. While peripheral X-ray angiograms have slightly lower morbidity rates compared to coronary X-ray angiograms, the risks are significant with complications, including limb loss and renal failure, occurring at a rate of 1.7%. The cost of peripheral X-ray angiography is estimated to range from less than $1,000 to almost $3,000 per procedure. Despite the drawbacks of peripheral X-ray angiography, approximately
1.9 million of these procedures were performed in the United States in 1996. Figure 4 below outlines the traditional diagnostic pathway for various forms of PVD.


     Figure 4--Peripheral Vascular Disease: Traditional diagnostic pathway
--------------------------------------------------------------------------------

          Anatomic Area           Current Diagnostic Exams

----------------------
Carotid                            Ultrasound
Artery                ----            MRI              ----|             |
----------------------                                     |             |
                                                           |             |
----------------------                                     |             |
Aorta                 ----            CT                   |             ----   Surgery
----------------------             Ultrasound          ----|             |
                                                           | Peripheral  |
----------------------                                     |   X-ray     |
Renal                          Renal Nuclear Scan          | Angiography |
Arteries              ----         Ultrasound          ----|             |    Percutaneous
----------------------                                     |             ---- Transluminal
                                                           |             |    Angioplasty
----------------------             Impedance               |             |       (PTA)
Extremities           ----     Plethysmograph (IPG)        |             |
----------------------      Ankle Brachial Index (ABI) ----|             |
                        |          Ultrasound
                        |
                        |
                        |
            [GRAPHIC OF HUMAN BODY]

--------------------------------------------------------------------------------

     The EPIX Approach to PVD Diagnosis. The Company believes that the use of MS-325 enhanced MRI will simplify and improve the PVD diagnostic pathway by enabling radiologists to visualize peripheral arteries noninvasively early in the work-up with resolution sufficient to provide a definitive diagnosis and surgical plan. Although several available MRI contrast agents also provide high resolution, they diffuse out of the cardiovascular system rapidly, making it difficult to obtain detailed anatomic images beyond a limited area. MS-325 is designed to remain in the blood vessels for over an hour providing sufficient time for detailed images of large portions of the vascular system. By significantly increasing the contrast of the vascular system and using the MRI equipment currently in widespread use, the Company believes that MS-325 will enable MRI to overcome the principal problem that has limited its clinical effectiveness in evaluating PVD.

     An MS-325 enhanced MRI exam is intended to provide sufficient anatomic detail for a definitive diagnosis and the anatomic data necessary for surgical planning. Unlike peripheral X-ray angiography which, due to its invasive and painful nature, high cost and risk of complications, is often deferred in favor of noninvasive, often inconclusive exams, an MS-325 enhanced MRI exam is intended for use early in the PVD work-up. The Phase I clinical trial yielded images and signal duration and intensity consistent with the Company's belief that MS-325 enhanced MRI used earlier in the diagnostic pathway will provide physicians with diagnostic information clinically equivalent to peripheral X-ray angiography. Consequently, the Company believes that MS-325 enhanced MRI exams would not only replace a large portion of the approximately 1.9 million peripheral X-ray angiograms performed in the United States each year, but would also be used in a significant number of instances where ultrasound, nuclear medicine or other noninvasive modalities are currently employed but lack definitive diagnostic capability as described above. Based upon estimated 1996 procedure costs, the Company believes that the use of MS-325 enhanced MRI to diagnose PVD could yield savings to the United States healthcare system of nearly $1.0 billion.

     Thrombosis is another vascular disease outside the heart that is diagnosed with a variety of radiological imaging techniques. Commonly referred to as "blood clots," thrombosis can occur in the legs, arms, pelvis, lungs and neck, and is the cause of over 400,000 deaths per year in the United States. Blood clots can cause death from a pulmonary embolus (an obstruction in the pulmonary vasculature), stroke or heart attack. Ultrasound and nuclear stress perfusion studies are used early in the work-up in an attempt to defer peripheral X-ray angiography because of cost, mortality and complications. These noninvasive modalities are often indeterminate. Although limited in use because of the mortality and complication rate, peripheral X-ray angiography, as in PVD, continues to be considered by many to be the definitive diagnostic tool. The Company believes that an MS-325 enhanced MRI exam will be able to noninvasively provide diagnostic information which is clinically equivalent to peripheral X-ray angiography for the diagnosis of blood clots in selected cases.

     MS-325: Breast Cancer Indication

     Background and Current Approach to Breast Cancer Diagnosis. Breast cancer afflicts approximately 145,000 women in the United States each year and is the second leading cause of death in women, resulting in over 40,000 deaths annually. Mammography is currently the primary means of screening for breast cancer and over 20 million mammograms are performed each year in the United States. Between 10% and 15% of mammograms, however, are indeterminate and further testing is required. Furthermore, approximately 20% to 25% of mammograms provide sub-optimal information either because of dense breast tissue or fibrocystic disease. The definitive diagnostic tests for breast cancer are surgical excision or core biopsy, both of which are highly invasive procedures and cost between $2,000 and $3,000 and between $500 and $1,000 per procedure, respectively. Only 20% of the excisional and core biopsies indicate malignant disease, suggesting that as many as 80% of these surgical procedures are performed unnecessarily.

     The EPIX Approach to Breast Cancer Diagnosis. The Company believes that MS-325 enhanced MRI could provide a non-invasive means of detecting breast cancer due primarily to the ability of MS-325 enhanced MRI to image angiogenesis, which is an early indicator of malignant tumors and is characterized by abnormal growth of blood vessels. In particular, the Company believes that MS-325 enhanced MRI would assist physicians in diagnosing breast cancer in the approximately 4.0 million women who have sub-optimal mammograms each year. Furthermore, the Company believes MS-325 enhanced MRI will enable physicians to discriminate between benign and malignant tumors in the approximately 1.0 million women who currently undergo a biopsy.

Business Strategy
     The Company's objective is to become a worldwide leader in MRI contrast agents by pursuing a strategy based on commercializing MS-325 and developing new applications for its proprietary technology platform. The Company's key business objectives are to:

     Establish the safety and clinical utility of MS-325 for multiple vascular imaging indications. The Company is conducting Phase II clinical trials to test the safety and preliminary efficacy of MS-325 for the evaluation of PVD and the safety and feasibility of MS-325 for the evalulation of CAD. In addition, the Company intends to commence a Phase II clinical trial to test the safety and feasibility of MS-325 for detecting breast cancer in the fourth quarter of 1997, after which it intends to conduct additional clinical trials for other indications. In each of the clinical trials currently underway, the Company is comparing MS-325 enhanced MRI to X-ray angiography, the current reference standard.

     Achieve market acceptance of MS-325. The Company intends to collect pharmacoeconomic and clinical data that demonstrates that MS-325 enhanced MRI is superior to the traditional diagnostic pathway. Through its strategic partners' extensive worldwide marketing and sales networks, the Company intends to present this data to both physicians and third-party payors. The Company believes that third-party payors will promote the use of MS-325 because of its potential for substantial clinical benefits and cost savings. The Company also intends to further the market acceptance of MS-325 enhanced MRI by coordinating its development efforts with the development efforts of leaders in the MRI equipment industry.

     Develop new targeted MRI contrast agents. In addition to evaluating the use of MS-325 in diagnosing thrombosis, the Company is developing thrombosis-specific MRI contrast agents based on its proprietary technology platform. The Company is also pursuing a discovery program for functional brain imaging.

     Maximize the value of strategic alliances. The Company currently has strategic alliances with Mallinckrodt and Daiichi. The Company entered into these alliances, and will seek to enter into future strategic alliances with pharmaceutical, imaging agent and MRI equipment industry leaders, in order to obtain access to resources and infrastructure to leverage the Company's strengths.


Technology

     Background
     The products under development by the Company are based upon its proprietary biophysics technology platform. The Company's product candidates are small molecule chelates (soluble metal-organic complexes) containing a magnetically active metal element which elicit a strong MRI signal and are designed to be safely excreted through the kidneys over time. The Company has developed significant expertise in the design, synthesis and characterization of metal-containing complexes for in vivo use. While the contrast agents primarily used in MRI today are non-targeted in that they diffuse indiscriminately throughout the tissues of the body, the Company believes that its proprietary technology platform will enable it to design contrast agents which are capable of targeting specific tissues or organs by binding to particular proteins. The Company's proprietary biophysics technology platform consists of two key elements:


     Receptor-Induced Magnetic Enhancement
     Receptor-induced magnetic enhancement ("RIME") technology, which was developed by Dr. Randall Lauffer, the Company's founder and Chief Scientific Officer, while at Massachusetts General Hospital ("MGH"), allows targeting of a contrast agent to particular tissue and fluid types in the body while simultaneously multiplying the signal enhancing effect of the agent and is now exclusively licensed by the Company under patents held by MGH. RIME technology involves the design of metal complexes that bind to particular proteins and receptor molecules in the body. This binding causes increased concentration and retention of the contrast agent in the specific tissues and fluids that contain targeted receptor molecules. The binding also causes a special magnetic effect based on the complex biophysics of MRI contrast agents. One of the factors that determines an MRI contrast agent's signal enhancing effect is its rotation, or tumbling rate, in solution. When an agent binds to a large molecule through the RIME process, the agent's tumbling rate decreases substantially, resulting in a corresponding increase in the strength of the agent's magnetic signal, which is detectable by MRI.

   Enzyme Sensing Technology
     Developed by EPIX scientists, enzyme sensing technology is an extension of the RIME technology that allows MRI to probe biological events on the molecular level for the first time, thereby increasing the sensitivity of MRI. The Company is developing small molecule contrast agents that become active in the presence of certain enzymes which allows them to bind to their target receptor molecules and express their full RIME signal enhancement. Because the presence of elevated levels of particular enzymes occur only in certain biological situations, enzyme sensing technology would allow MRI to scan for specific biological events currently undetectable with MRI.


EPIX Products and Development Programs

     MS-325
     The Company's lead product candidate, MS-325, is a targeted vascular contrast agent intended for use with MRI. MS-325 is a gadolinium-based small molecule chelate which is engineered with the Company's proprietary RIME technology and designed to bind to albumin, the most common blood protein. In an image enhanced by MS-325 using standard MRI techniques, the blood, which is infused with gadolinium, gives off a strong magnetic signal and appears bright while the surrounding tissue gives off a very low magnetic signal and appears dark. Because of its affinity for albumin, MS-325 remains at high concentrations in the bloodstream throughout the MRI exam and, consequently, provides the image acquisition time and signal strength needed to obtain a high contrast, high resolution image of the cardiovascular system. Like most currently available non-specific contrast agents, MS-325 is designed to be excreted safely through the kidneys over time.

     While MS-325 is based on the Company's proprietary technology platform, its chemical composition is similar to currently available MRI contrast agents which have a strong safety record and are known to cause few, if any, side effects. Furthermore, due to the increased magnetic signal elicited by MS-325, the Company expects it to be used at a similar or lower dose than currently available MRI contrast agents. As a result of these factors, the Company believes that MS-325 will have a safety profile comparable to currently available MRI contrast agents.

     The Company completed a Phase I clinical trial of MS-325 in February 1997 and no clinically significant adverse events were reported. The Company also recently completed enrollment in a Phase I dose escalation study. The Company anticipates that the final audit of the data from the Phase I dose escalation study will be completed in the first quarter of 1998.

     In June 1997, the Company commenced a Phase II clinical trial to test the safety and preliminary efficacy of MS-325 for the evaluation of PVD in the carotid, iliac and femoral arteries. This Phase II trial is being conducted at multiple clinical sites and will involve a blinded administration of several doses to approximately 75 patients. In the trial, MS-325 enhanced MRI will be compared to conventional X-ray angiography, the current reference standard, to determine the location and degree of stenotic lesions. The Company believes, based on the initial images available from this trial, that MS-325 might aid in the identification and evaluation of stenotic lesions, although any comparisons to X-ray angiography will not be available until completion of the trial. The Company anticipates that the final audit of the Phase II data for the PVD trial will be completed in the first half of 1998.

     In September 1997, the Company commenced a Phase II clinical trial to test the safety and feasibility of MS-325 for the evaluation of CAD. This Phase II clinical trial is being conducted at multiple sites and will involve the administration of a single dose to approximately 105 patients. As with the Phase II PVD trial, MS-325 enhanced MRI will be compared to X-ray angiography, the current reference standard, to determine the location and degree of stenotic lesions. The Company anticipates that the final audit of the Phase II data for the CAD trial will be completed in 1998.

     The Company intends to commence a Phase II clinical trial to test the safety and feasibility of MS-325 for detecting breast cancer during the fourth quarter of 1997. The Company believes that, based on the physical properties of MS-325 and preclinical studies, MS-325 has potential application as part of a noninvasive imaging procedure that would enable physicians to discriminate between malignant and benign breast masses in patients with indeterminate mammograms or palpable lumps. Another potential application for MS-325 in the diagnosis of breast cancer is in defining the size of malignant lesions.

     Other Research and Development Programs
     Thrombosis Imaging. The Company intends to develop novel contrast agents for imaging thrombosis, commonly referred to as "blood clots." These clots can occur in the legs, pelvis, or occasionally the arms where they are referred to as deep vein thrombosis ("DVT") and can migrate to the lungs where they are referred to as pulmonary emboli ("PE"). The Company is seeking to develop a targeted contrast agent and protocol that would enable MRI to illuminate blood clots against a dark background. The Company believes that its proprietary technology platform could also enable MRI to differentiate old and new clot formations and that such a product would change the diagnostic pathway for many of the conditions associated with thrombotic disease, including PE and DVT. The Company recently formed a strategic alliance with Dyax Corp. ("Dyax") to develop novel contrast imaging agents for the diagnosis of severe blood clots in the lungs and legs. See "--Strategic Alliances--Dyax Corp." The Company believes that use of the new approach would lead to better medical outcomes due to earlier definitive diagnosis. Early diagnosis is especially important for clots in the pelvis and vena cava, the large vein through which blood returns to the heart, because of their increased likelihood of migrating to the lungs where the clots can be fatal. The Company believes that such contrast agents could eliminate the need for selected ultrasound and nuclear medicine studies of thrombosis while providing, noninvasively, diagnostic information which is clinically equivalent to that provided by peripheral X-ray angiography.

     Functional Brain Imaging. Functional brain imaging involves measuring small changes in the brain to, in effect, "watch" the brain function in real time. In the past, these cognitive function mapping studies were done using modalities such as electro-encephalograms and nuclear medicine, both of which are generally recognized to have low resolution and provide limited clinical information. Recently however, investigators at a number of institutions, including MGH, have developed a new brain imaging technique using MRI. Even in its present experimental form, the technique is rapidly being adopted by many leading neuroscience centers throughout the world. The technique detects small increases in blood volume or flow that accompany the greater metabolic activity in stimulated brain regions, thus allowing one to watch, in real time, different regions of the brain "light up" as a person thinks, moves or views objects. At present, studies are being conducted using a specialized MRI technique which does not employ a contrast agent. However, these studies are currently difficult to interpret since blood flow changes induced by cognitive activity are subtle and associated signals are weak. Clinical applications of functional brain imaging are potentially broad, including pre-surgical planning, neurodegenerative disease diagnosis and psychiatry.

     EPIX is currently conducting preclinical testing of prototype brain imaging agents with researchers at MGH based on the Company's proprietary technology platform. The Company is seeking to establish the feasibility of developing an agent that would be able to magnify the signal from small volume changes in blood flow to particular areas of the brain. The Company believes that such a contrast agent could enable highly illuminated three-dimensional MRI scans of brain function.


Strategic Alliances
     The Company's strategy includes entering into alliances with leaders in the pharmaceutical, diagnostic imaging and MRI equipment industries to facilitate the development, manufacture, marketing, sale and distribution of its products. To date, the Company has formed strategic alliances with Mallinckrodt and Daiichi for the development and commercialization of MS-325, and with Dyax to develop novel contrast agents for the diagnosis of severe blood clots in the lungs and legs. See "Risk Factors--Dependence on Strategic Partners."

     Mallinckrodt Inc.
     Pursuant to a collaboration agreement between the Company and Mallinckrodt, which was executed in August 1996, the Company granted Mallinckrodt an exclusive license to develop and commercialize MS-325 worldwide, excluding Japan. The agreement also provides for potential collaboration and cost sharing arrangements in connection with future MRI vascular agent programs, whether developed by the Company or Mallinckrodt or in-licensed by either party. The operations of the collaboration are supervised by a joint steering committee comprised of an equal number of representatives of both parties. The Company has primary responsibility for conducting Phase I and Phase II clinical trials and for manufacturing MS-325 for such trials. Mallinckrodt will assume primary responsibility for development and manufacturing starting with Phase III clinical trials. Mallinckrodt will also be responsible for the marketing and distribution of MS-325 worldwide, excluding Japan. The agreement imposes certain development due diligence obligations on both of the parties and certain marketing due diligence obligations on Mallinckrodt.

     The Company received a $6.0 million license fee upon execution of the agreement with Mallinckrodt and received an additional $2.0 million milestone payment in July 1997. Mallinckrodt and the Company will generally share equally in the worldwide, excluding Japan, development and manufacturing scale-up and product launch costs of MS-325 and all future MRI vascular agents which may be covered by the agreement. The parties' current obligations with respect to MS-325 development costs are limited to a specified amount. Under the arrangement, the Company will share in future operating profits, if any.

     The agreement provides that Mallinckrodt may not independently develop, market or sell any MRI vascular agent worldwide except Japan other than those that are part of the collaboration without the approval of the joint steering committee.


     Daiichi Radioisotope Laboratories, Ltd.
     Pursuant to a development and license agreement, which was entered into in March 1996, the Company granted Daiichi an exclusive license to develop and commercialize MS-325 in Japan. Under this arrangement, Daiichi will assume primary responsibility for clinical development, regulatory approval, marketing and distribution of MS-325 in Japan. The Company retained the right and obligation to manufacture MS-325 for development activities and commercial sale under the agreement. However, Daiichi may, under certain circumstances, elect to formulate MS-325 purchased from the Company into a final product. The agreement imposes certain development due diligence obligations on both parties and marketing due diligence obligations on Daiichi. The agreement may be terminated by Daiichi upon 30 days prior written notice if Daiichi determines in its reasonable opinion that MS- 325 lacks clinical efficacy, presents serious side effects or otherwise exhibits unacceptable properties. In connection with this strategic alliance, the Company received an up-front fee from Daiichi in the amount of $3.0 million and earned a $900,000 milestone payment in June 1997. Daiichi will be required to make future payments to EPIX up to an aggregate amount of $2.4 million upon the achievement of certain MS-325 development milestones. Daiichi also made a $5.0 million equity investment in the Company and is required to make royalty payments to the Company on net sales of MS-325 in Japan.

     Dyax Corp.
     The Company and Dyax have formed a strategic alliance to develop novel contrast imaging agents for the diagnosis of severe blood clots in the lungs and legs. The companies will jointly identify and develop compounds that specifically target PE and DVT for use as in vivo MRI and nuclear medicine imaging agents for the diagnosis of these disorders.

     Under the terms of the agreement, the two companies have agreed to use Dyax's proprietary phage display technology to identify peptides that specifically bind to PE and DVT. The Company will fund the phage display screening program and provide expertise in MRI contrast technology for development of MRI-specific imaging agents. Dyax will assume primary responsibility for developing agents for use in nuclear medicine. Dyax will receive royalties on sales of MRI products, and the Company will receive royalties on sales of nuclear medicine products resulting from this collaboration.

     In 1992, the Company entered into an agency agreement with Sumitomo Corporation ("Sumitomo") whereby the Company engaged Sumitomo as its exclusive agent to assist the Company in entering into arrangements with third parties for the development and commercialization of vascular, liver and tumor MRI agents in Japan. Sumitomo assigned this agreement to Summit Pharmaceuticals International Corporation ("Summit") in 1995. In accordance with the agreement, the Company paid Summit a specified percentage on all amounts received by the Company from Daiichi to date and will make payments to Summit on future milestone payments it receives from Daiichi, if any. The Company will be obliged to make such payments with respect to future arrangements with partners headquartered in Japan if entered into prior to the first anniversary of the termination of the agency agreement.


Competition
     The healthcare industry is characterized by extensive research efforts and rapid technological change, and there are many companies that are working to develop products similar to the Company's. There are currently no FDA-approved targeted vascular contrast agents for use with MRI. However, there are a number of non-specific MRI agents approved for marketing in the United States and certain foreign markets that are likely to compete with the Company's products for certain applications. Magnevist-R- by Schering-AG, Dotarem-R- by


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

Guerbet, S.A., Omniscan-R- by Nycomed Imaging ASA, and ProHance-R- by Bracco S.p.A. are all such products. The Company is aware of other agents under development that have application in vascular imaging. There can be no assurance that the Company's competitors will not succeed in the future in developing products that are more effective than any that are being developed by the Company. The Company believes that its ability to compete within the MRI contrast agent market is dependent on a number of factors, including the success and timeliness with which it completes FDA trials, the breadth of applications, if any, for which it receives approval, and the effectiveness, cost, safety and ease of use of the Company's products in comparison to the products of the Company's competitors. The success of the Company will also be based on physician acceptance of MRI as a primary imaging modality for certain cardiovascular and other applications. See "Risk Factors--Uncertainty of Market Acceptance of Technology and Products."

     The Company has many competitors including pharmaceutical, biotechnology and chemical companies, a number of which, including two of the Company's strategic partners, are actively developing and marketing products that, if commercialized, would compete with the Company's product candidates. Many of these competitors have substantially greater capital and other resources than the Company and may represent significant competition for the Company. Such companies may succeed in developing technologies and products that are more effective or less costly than any of those that may be developed by the Company, and such companies may be more successful than the Company in developing, manufacturing and marketing products. Furthermore, there are several well-established medical imaging modalities that currently compete, and will continue to compete, with MRI, including X-ray angiography, CT, nuclear medicine and ultrasound. Other companies are actively developing the capabilities of the competing modalities to enhance their effectiveness in cardiovascular system imaging. There can be no assurance that the Company will be able to compete successfully in the future or that developments by others will not render MS-325 or the Company's future product candidates obsolete or non-competitive or that the Company's collaborators or customers will not choose to use competing technologies or products.


Patents and Proprietary Rights
     EPIX considers the protection of its proprietary technologies to be material to its business prospects. The Company pursues a comprehensive patent program in the United States and in other countries where it believes that significant market opportunities exist.


     The Company owns or has exclusively licensed patents and patent applications on the critical aspects of its core technology as well as many specific applications of this technology. EPIX has exclusively licensed two patents in the United States broadly covering RIME technology, albumin binding with metal chelates, and liver targeting metal chelates, has been issued a patent in Europe similar to those United States patents, and has received notice of allowance for a similar patent application in Japan. The Company's European patent and Japanese allowed patent application have been opposed by several parties. These oppositions will likely take several years to finally resolve. While the Company believes that it will prevail in these oppositions, there can be no assurance as to the scope of the claims that will be maintained, if any, or the ultimate benefit, if any, of those claims to the Company in protecting its products. The Company has exclusively licensed five additional patents in the United States. These patents have counterpart patent applications pending in Japan and Europe. The Company has also received an additional United States patent covering novel metal chelates and has a counterpart patent application pending in Japan. Finally, the Company has patent applications pending in the United States, Japan and Europe covering various aspects of its RIME technology. The Company's patent protection for MS-325 currently extends to 2006 in the United States, Japan and Europe. If the currently pending patent applications issue, this protection will be extended until 17 years after the date of issue in the United States, and until 2016 in Europe and Japan.


     An issued patent grants to the owner the right to exclude others from practicing inventions claimed therein. In the United States, a patent filed before June 8, 1995 is enforceable for 17 years from the date of issuance or 20 years from the deemed date of filing the underlying patent applications, whichever is longer. Patents based on applications filed from June 8, 1995 expire 20 years from the deemed date. The General Agreement on Tariffs and Trade provides that patents whose applications were filed on or after June 8, 1995 are effective for 20 years from filing. This new rule is generally regarded as unfavorable to pharmaceutical companies, where the time period between patent filing and commercialization of the patented product may be extended many years because of the lengthy development cycle and regulatory process.

     The patent positions of pharmaceutical and biopharmaceutical firms involve complex legal and factual questions. There can be no assurance that the Company's issued patents, or any patents that may be issued in the future, will effectively protect the Company's technology or provide a competitive advantage. There can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future.

     The Company's commercial success will also depend on its ability to operate without infringing upon the patents of others in the United States and abroad. If any third-party patents are upheld as valid and enforceable in any judicial or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products or processes, to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.


     There are pending or issued patents, held by parties not affiliated with the Company, relating to technologies used by the Company in the development or use of certain of the Company's product candidates. In particular, the Company is aware of certain patents in the United States, Japan and elsewhere owned by or licensed to one party that relate to MRI contrast agents and which may cover certain of the Company's MRI product candidates, including MS-325. Mallinckrodt, one of the Company's partners, has rights from this third party under those patents which the Company and Mallinckrodt believe will permit Mallinckrodt to manufacture, market and sell MS-325 and other products developed pursuant to the collaboration agreement between the Company and Mallinckrodt if MS-325 and those other products were to be held to fall within the claims of those third-party patents. If the agreement with Mallinckrodt is terminated by either party and were MS-325 and those other products to be held to fall within the claims of those third-party patents, the Company would be required to enter into a strategic alliance with another party having a license from this third party or obtain a license from this third party directly or from others licensed by this third party in order to manufacture, market and sell MS-325 and other chelate-based MRI contrast agents. However, there can be no assurance that the Company would be able to consummate a strategic alliance with a party having this third-party license or obtain a license from this third party or another third party on commercially reasonable terms, if at all. The patent rights of this third party in Japan will expire in 2002, before such time as the Company presently anticipates that Daiichi will have sales of MS-325 in Japan and, therefore, the Company believes that the existence of such patents in Japan is unlikely to have a material adverse effect on the Company. However, in the event that Daiichi commercializes MS-325 in Japan before 2002, it may be required to obtain an appropriate license or take other measures to avoid infringement of the third-party patents, including delaying the commencement of product sales. There can be no assurance that the Company's current or future activities will not be challenged, that additional patents will not be issued containing claims materially constraining the proposed activities of the Company, that the Company will not be required to obtain licenses from third parties, or that the Company will not become involved in costly, time-consuming litigation regarding patents in the field of contrast agents, including actions brought to challenge or invalidate the Company's own patent rights. At the same time, the Company is aware of certain products under development by the third party referred to above and others which it believes may infringe certain of the Company's exclusively licensed patents. The Company intends to pursue license or cross-license arrangements with or, if necessary and appropriate, infringement proceedings against, these parties upon their seeking final regulatory approval for the marketing and sale of any such products. See "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights."


     Many of the Company's competitors are continuing to actively pursue patent protection for activities and discoveries similar to the Company's. There can be no assurance that these competitors, many of which have substantially greater resources than the Company and have made substantial investments in competing technologies, will not in the future seek to assert that the Company's products or chemical processes infringe their existing patents and/or will not seek new patents that claim to cover aspects of the Company's technology. Furthermore, patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a specified period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. In addition, patents issued and patent applications filed relating to biopharmaceuticals are numerous. Therefore, there can be no assurance that the Company is aware of all competitive patents, either pending or issued, that relate to products or processes used or proposed to be used by the Company.

     The Company and MGH have entered into a license agreement pursuant to which MGH has granted the Company an exclusive worldwide license to the patents and patent applications which relate to the Company's only product candidate, MS-325. The MGH License imposed certain due diligence obligations with respect to the development of products covered by the license, all of which have been fulfilled to date. The MGH License requires the Company to pay royalties on net sales of MS-325 by the Company. The Company must also pay MGH a percentage of all royalties received by the Company from its sublicensees. Accordingly, the Company will be required to make payments to MGH on profits generated under the Mallinckrodt collaboration, if any, and on royalties received from Daiichi under its license agreement, if any. Failure of the Company to comply with these requirements could result in the conversion of the license from being exclusive to non-exclusive in nature or termination of the license agreement itself. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

     The pharmaceutical and biotechnology industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation may be necessary to enforce any patents issued to the Company and/or determine the scope and validity of others' proprietary rights. The Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or by foreign agencies to determine the priority of inventions. Any involvement in litigation surrounding these issues could require extensive costs to the Company as well as be a significant distraction for management. Such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies upon trade secrets, technical know-how, and continuing technological innovation to develop and maintain its competitive position. The Company typically requires its employees, consultants, and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with the Company. These agreements require disclosure and assignment to the Company of ideas, developments, discoveries and inventions made by employees, consultants and advisors. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology.

     The Company intends to vigorously protect and defend its intellectual property. Costly and time-consuming litigation brought by the Company may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the enforceability, scope, and validity of the proprietary rights of others. See "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights."


Manufacturing
     The Company currently manufactures, as part of its ongoing development efforts, small non-GMP batches of MS-325 in its laboratories located in Cambridge, Massachusetts. MS-325 for use in preclinical and Phase I and II clinical trials has been manufactured in accordance with GMP by outside contractors. As part of its strategic alliance with the Company, Mallinckrodt will serve as primary manufacturer for MS-325 thereafter worldwide except for in Japan and, possibly, in Japan. If Mallinckrodt is unable to produce MS-325 in adequate amounts and at a reasonable cost or to comply with any applicable regulations, including GMP, it could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, should Mallinckrodt fail to fulfill its manufacturing responsibilities satisfactorily, the Company could be forced to find an alternative manufacturer. There can be no assurance that the Company would be able to find such an alternative manufacturer. In the event the Company was forced to develop its own FDA-approved full-scale manufacturing capability, it would require significant expenditures of capital and management attention and resources and could require the Company to obtain a license from a third party, and would result in a delay in the approval or commercialization of MS-325. There can be no assurance that the Company would be able to obtain such a license on commercially reasonable terms, if at all. The Company currently procures the raw materials for the various components of MS-325 from a broad variety of vendors and, wherever possible, maintains relationships with multiple vendors for each component. There are a number of components of MS-325 for which the largest suppliers may have significant control over the market price due to controlling market shares. If any one of the Company's suppliers decided to increase prices significantly or reduce quantities of any component of MS-325 available for sale to the Company, it could have a material adverse effect on the Company's ability to commercialize MS-325 and on the Company's business, financial condition and results of operations. See "Business--Strategic Alliances," "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights," "--Limited Manufacturing Capability" and "--Dependence on Suppliers."


Government Regulation
     The manufacture and commercial distribution of the Company's product candidates are subject to extensive governmental regulation in the United States and other countries. Pharmaceuticals, including contrast imaging agents for use with MRI, are regulated in the United States by the FDA under the Food, Drug and Cosmetic Act ("FD&C Act") and require FDA approval prior to commercial distribution. Pursuant to the FD&C Act, pharmaceutical manufacturers and distributors must be registered with the FDA and are subject to ongoing FDA regulation, including periodic FDA inspection of their facilities and review of their operating procedures. Noncompliance with applicable requirements can result in failure to receive approval, withdrawal of approval, total or partial suspension of production, fines, injunctions, civil penalties, recalls or seizure of products and criminal prosecution, each of which would have a material adverse effect on the Company's business, financial conditions and results of operations.

     In order to undertake clinical trials and market pharmaceutical products for diagnostic or therapeutic use in humans, the procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed. In the United States, a company seeking approval to market a new pharmaceutical must obtain FDA approval of a new drug application ("NDA"). Before an NDA may be filed, however, a certain procedure is typically followed. This includes: (i) performance of preclinical laboratory and animal studies;
(ii) submission to the FDA of an application for an investigational new drug application ("IND"), which must become effective before human clinical trials may commence; (iii) completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the pharmaceutical for its intended application; (iv) submission to the FDA of an NDA; and (v) approval of the NDA by the FDA prior to any commercial sale or shipment of the agent. FDA reform bills have recently been passed by both the United States House of Representatives and Senate and differences between the bills are presently being discussed in conference committee. The effect, if any, of these bills, if they were to become law, on the Company, MS-325 and the Company's other product candidates is not known at this time.

     Preclinical studies include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulation. The results of the preclinical studies are submitted to the FDA as part of an IND, and unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol together with information about the clinical investigators who will perform the studies and the institutions at which the trials will be performed are submitted to the FDA as part of the IND. An independent institutional review board ("IRB") at each institution at which the trial will be conducted will also be asked by the principal investigator at that institution to approve, according to FDA regulations governing IRBs, the trials that will be performed at that institution. The IRB will consider, among other things, ethical factors, the protection of human subjects and the possible liability of the institution.

     Clinical trials under the IND are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the pharmaceutical into humans, the pharmaceutical is tested for safety, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology in healthy adult subjects. Imaging agents may also be subject to a Phase IB trial under which an agent's imaging characteristics in humans are first evaluated. Phase II involves a detailed evaluation of the safety and efficacy of the agent in a range of doses in patients with the disease or condition being studied. Phase III clinical trials typically consist of evaluation of safety and efficacy in a larger patient population and at more institutions.

     The Company completed a Phase I clinical trial for MS-325 in February 1997 and no clinically significant adverse events were reported. The Company also recently completed enrollment in a Phase I dose escalation study. The Company anticipates that the final audit of the data from the Phase I dose escalation trial will be completed in the first quarter of 1998. In June 1997, the Company commenced a Phase II clinical trial to test the safety and preliminary efficacy of MS-325 for the evaluation of PVD and, in September 1997, the Company commenced a Phase II clinical trial to test the safety and feasibility of MS-325 for the evaluation of CAD. The Company anticipates initiating a Phase II clinical trial to test the safety and feasibility of MS-325 for detecting breast cancer before the end of 1997. The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years. When the study for a particular indication as described in the IND is complete, and assuming that the results support the safety and efficacy of the product for that indication, the Company intends to submit an NDA to the FDA. The NDA approval process can be expensive, uncertain and lengthy. Although the FDA is supposed to complete its review of an NDA within 180 days of the date that it is filed, the review time is often significantly extended by the FDA which may require more information or clarification of information already provided in the NDA. During the review period, an FDA advisory committee likely will be asked to review and evaluate the application and provide recommendations to the FDA about approval of the pharmaceutical. In addition, the FDA will inspect the facility at which the pharmaceutical is manufactured to ensure compliance with GMP and other applicable regulations. Failure of the third-party manufacturers to comply or come into compliance with GMP requirements could significantly delay FDA approval of the NDA. The FDA may grant an unconditional approval of an agent for a particular indication or may grant approval conditioned on further post-marketing testing and/or surveillance programs to monitor the agent's efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of the agent. In addition, additional studies and a supplement to the initially approved NDA will be required to gain approval for the use of an approved product in indications other than those for which the NDA was approved initially.

     While the Company, because of its agreement with Mallinckrodt, does not currently intend to manufacture any of its products itself once they are approved, it may choose to do so in the future. Should the Company decide to manufacture its products, the Company would be required to obtain a license from a third party having rights to patents which may cover certain of the Company's contrast agents. There can be no assurance that the Company would be able to obtain such a license from the third party. Furthermore, the Company's manufacturing facilities would be subject to inspection and approval by the FDA before the Company could begin commercial distribution of product from its own manufacturing facilities. See "Business--Patents and Proprietary Rights" and "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights."

     After an NDA is approved, the Company would continue to be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experience from the use of the agent and other requirements imposed by the FDA. FDA regulations also require FDA approval of an NDA supplement for certain changes if they affect the safety and efficacy of the pharmaceutical, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the product, changes in manufacturing methods or quality control systems and changes in specifications for the product. Failure by the Company to receive approval of an NDA supplement could have a material adverse effect on the Company's business, financial condition and results of operations.

     The advertising of most FDA-regulated products is subject to FDA and Federal Trade Commission jurisdiction, but the FDA has sole jurisdiction over advertisements for prescription drugs. The Company is and may be subject to regulation under state and Federal law regarding occupational safety, laboratory practices, handling of chemicals, environmental protection and hazardous substance control. The Company also will be subject to other present and possible future local, state, federal and foreign regulation. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial conditions and results of operations.

     Approval and marketing of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. In the European Union ("EU"), the general trend has been towards coordination of common standards for clinical testing of new agents, leading to changes in various requirements imposed by each EU country. The level of regulation in the EU and other foreign jurisdictions varies widely. The time required to obtain regulatory approval from comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval. In addition, in certain foreign markets the Company may be subject to governmentally mandated prices for its products.

     Regulations regarding the approval, manufacture and sale of the Company's product candidates are subject to change. The Company cannot predict what impact, if any, such changes might have on its business, financial condition or results of operations.

     The Company's research, development and manufacturing processes require the use of hazardous substances and testing on certain laboratory animals. As a result, the Company is also subject to federal, state, and local laws, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and waste as well as the use of and care of laboratory animals. These laws and regulations are all subject to change. The Company cannot predict what impact, if any, such changes might have on its business, financial condition or results of operations.


Reimbursement
     The Company expects that sales volumes and prices of its products will be dependent in large measure on the availability of reimbursement from third-party payors and that individuals seldom would be willing or able to pay directly for all the costs associated with procedures which in the future may incorporate the use of the Company's products. The Company expects that its products will be purchased by hospitals, clinics, doctors and other users that bill various third-party payors, such as Medicare, Medicaid and other government insurance programs, and private payors including indemnity insurers, Blue Cross Blue Shield plans and managed care organizations ("MCOs") such as health maintenance organizations. Most of these third-party payors provide coverage for MRI for some indications when it is medically necessary, but the amount that a third-party payor will pay for MRI may not include a separate payment for a contrast imaging agent that is used with MRI. Reimbursement rates vary depending on the procedure performed, the third-party payor, the type of insurance plan and other factors. For example, Medicare pays hospitals a prospectively determined amount for an in-patient stay based on a Medicare beneficiary's discharge diagnosis related group ("DRG"). This payment includes payment for any procedure, including MRI, that is performed while a beneficiary is in the hospital. No additional payment is made for contrast agents used during the procedure. Other third-party payors may pay a hospital an additional amount for an MRI procedure performed on an in-patient according to another methodology such as a fee schedule or a percentage of charge. Such payment may or may not include a payment for a contrast imaging agent. In the outpatient setting, Medicare and other third-party payors may pay for all, some portion of, or none of the cost of contrast agents used with MRI.

     Third-party payors carefully review and increasingly challenge the prices charged for procedures and medical products. In the past few years, the amounts paid for radiology procedures in particular have come under careful scrutiny and have been subject to decreasing reimbursement rates. In addition, an increasing percentage of insured individuals are receiving their medical care through MCOs which monitor and often require preapproval of the services that a member will receive. Many MCOs are paying their providers on a capitated basis which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month. The percentage of individuals, including Medicare beneficiaries, covered by MCOs is expected to grow in the United States over the next decade. In addition, a recently enacted federal law overhauling Medicare may have the effect of increasing the number and type of managed care plans available to Medicare beneficiaries. The Company believes that the managed care approach to healthcare and the growth in capitated arrangements and other arrangements under which the providers are at financial risk for the services that are provided to their patients will facilitate the market acceptance of its products, as it believes that the use of its products will significantly lower the overall costs and improve the effectiveness of managing patient populations. There can be no assurance, however, that the Company's products will be available, will lower costs of care for any patients or that providers will choose to utilize them even if they do, or if reimbursement will be available.

     In foreign markets, reimbursement is obtained from a variety of sources, including governmental authorities, private health insurance plans and labor unions. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. The Company may need to seek international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner or at all. Failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of the Company's product candidates in the international markets in which such approvals are sought.

     The Company believes that reimbursement in the future will be subject to increased restrictions such as those described above, both in the United States and in foreign markets. The Company believes that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products offered by the Company. There can be no assurance, in either the United States or foreign markets, that third party reimbursement and coverage will be available or adequate, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for the Company's product candidates or its ability to sell its product candidates on a profitable basis, particularly if MRI exams enhanced with the Company's contrast agents are more expensive than competing vascular imaging techniques that are equally effective. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on the Company's business, financial condition and results of operations.


Product Liability Insurance
     The clinical and commercial development of pharmaceuticals, including contrast agents such as those being developed by the Company, may entail exposure to product liability claims. While the Company has never been subject to any liability claims stemming from the manufacture of or preclinical or clinical trials of its products, there can be no assurance that it will not face such claims in the future. While the Company currently has product liability insurance coverage for the clinical research use of its product candidates, there can be no assurance that such coverage limits will be adequate nor that a successful product liability lawsuit would not have a material adverse effect on the Company. The Company does not have product liability insurance coverage for the commercial sale of its products but intends to obtain such coverage if and when its products are commercialized. If and when MS-325 or other EPIX product candidates are approved for marketing by the FDA, or similar foreign regulatory bodies, there can be no assurance that sufficient product liability insurance will be available on terms acceptable to the Company or at all.


Facilities
     The Company leases a total of 17,050 square feet of space at 71 Rogers Street and adjacent locations, all in Cambridge, Massachusetts. The current lease runs until December 31, 1997. The Company has entered into a new lease for the same properties commencing January 1, 1998, terminating December 31, 2002. The Company believes that its current facilities and currently available space are adequate to meet its requirements for the foreseeable future.


Employees
     As of October 21, 1997 the Company employed 42 persons on a full-time basis, of which 31 were involved in research and development and 11 in administration and general management. Eighteen of the Company's employees hold Ph.D. or M.D. degrees. The Company believes that its relations are good with all of its employees. None of the Company's employees is a party to a collective bargaining agreement. See "Management--Executive Officers and Directors."


Legal Proceedings
     The Company is not a party to any material legal proceedings.

                                  MANAGEMENT


Executive Officers and Directors
     The following table sets forth certain information regarding the executive officers, directors and key employees of the Company as of September 30, 1997:


Name                                          Age    Position
------------------------------------------   -----   --------------------------------------------------
Michael D. Webb   ........................    39     President, Chief Executive Officer, Secretary and
                                                       Director
James E. Smith, Ph.D.   ..................    54     Executive Vice President, Research and
                                                       Development
Randall B. Lauffer, Ph.D.  ...............    40     Chief Scientific Officer and Director
E. Kent Yucel, M.D.  .....................    41     Senior Vice President and Chief Medical Officer
Susan M. Flint ...........................    46     Vice President, Regulatory Affairs
Stephen C. Knight, M.D.    ...............    37     Vice President, Strategic Planning and Corporate
                                                       Development
Jeffrey R. Lentz  ........................    43     Vice President, Finance and Administration, Chief
                                                     Financial Officer, Treasurer and Assistant
                                                       Secretary
Christopher F. O. Gabrieli (1)(2)   ......    37     Chairman of the Board
Luke B. Evnin, Ph.D. (1)(2)   ............    34     Director
Stanley T. Crooke, M.D., Ph.D. (1)  ......    52     Director and Chairman of the Scientific Advisory
                                                       Board

---------------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Michael D. Webb joined EPIX in December 1994 from Ciba-Corning Diagnostics, Inc., where he was most recently Senior Vice President, Worldwide Marketing and Strategic Planning. During his tenure at Ciba from April 1989 to December 1994, Mr. Webb's achievements included the development and commercialization of the ACS:180-R- immunodiagnostics system. From 1984 to 1989, Mr. Webb was a senior consultant at Booz, Allen & Hamilton, Inc., specializing in healthcare and life sciences. Mr. Webb holds an MM degree in marketing and finance from the J.L. Kellogg Graduate School of Management at Northwestern University.

     Dr. James E. Smith has over 20 years experience in the in vivo diagnostics industry. Prior to joining EPIX in February 1996, Dr. Smith worked for 16 years at Du Pont Merck Pharmaceutical Company, where his experience included research and development, regulatory, QA/QC and manufacturing for the radio-pharmaceutical division, most recently as Senior Director of Radiopharmaceutical Research and Development. Dr. Smith has published and lectured on radiopharmaceutical research and development. Dr. Smith received his Ph.D. degree in inorganic chemistry from the University of Washington.

     Dr. Randall B. Lauffer, Chief Scientific Officer, founded the Company in November 1988 and served as Chief Executive Officer until December 1994 and as Chairman until October 1996. From November 1983 to March 1992, Dr. Lauffer was a member of the faculty of Harvard Medical School, serving most recently as Assistant Professor of Radiology from 1987 to 1992. During this time he was also Director of the NMR Contrast Media Laboratory at MGH as well as an NIH Postdoctoral Fellow and an NIH New Investigator. Dr. Lauffer is the primary inventor of the Company's core technology and is the originator of several types of MRI technology, including hepatobiliary (liver-enhancing) agents, vascular agents, tissue blood flow agents, and strategies to increase the magnetic efficiency of MRI agents in the body. He has written over 50 scientific publications and two books, and has been named on several U.S. patents. Dr. Lauffer holds a Ph.D. degree in inorganic chemistry from Cornell University.

     Dr. E. Kent Yucel joined the Company in June 1996. From March 1993 to July 1996, he was Chief of Vascular and Interventional Radiology and Director of MRI at Boston Medical Center and Professor of Radiology at Boston University Medical School. From July 1988 to February 1993 he served as Assistant Professor of Radiology at MGH and Harvard Medical School. Dr. Yucel was Principal Investigator for a Phase III vascular imaging trial of Prohance-R-, the nonspecific MRI agent now sold by Bracco. Dr. Yucel is the editor and co-author of Magnetic Resonance Angiography (McGraw-Hill, 1995). Dr. Yucel received his M.D. degree from Harvard Medical School.

     Ms. Susan M. Flint joined the Company in April 1995. She is a Regulatory Affairs specialist with over twenty years of experience in regulatory submissions and clinical trials. She was a regulatory affairs/clinical research consultant to various companies, including EPIX, from April 1993 to April 1995. Ms. Flint previously held the position of Director of Clinical Trials at Advanced Magnetics, Inc. from February 1989 to March 1993 and Director of Regulatory Affairs at Du Pont Pharmaceutical Company from June 1975 to January 1989. She has filed a number of applications for INDs and ten NDAs, along with several medical device applications. Ms. Flint is certified by the Regulatory Affairs Professional Society. She received her M.S. degree in pharmacology from Northeastern University.

     Dr. Stephen C. Knight joined the Company in July 1996. From April 1991 to June 1996, Dr. Knight was a senior consultant with Arthur D. Little specializing in biotechnology, pharmaceuticals and valuation. Dr. Knight was also a consultant at APM, Inc., a consulting company. Prior to 1990, Dr. Knight performed research at AT&T Bell Laboratories, the National Institute of Neurological and Communicative Diseases and Stroke, and Yale University. He serves on the board of directors of Pharmos, Inc. Dr. Knight holds an M.D. from the Yale University School of Medicine and an MPPM degree from the Yale School of Organization and Management.

     Jeffrey R. Lentz joined the Company in May 1996 as Vice President, Finance and Administration. He is also the Company's Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Lentz worked from August 1994 to May 1996 in private practice as a consultant and in venture capital. Mr. Lentz served as Director of Finance with Nova Biomedical Corporation from March 1993 to August 1994 and as a senior manager with Ernst & Young LLP from November 1986 to November 1992. Mr. Lentz is a certified public accountant and holds an M.S. degree from Northeastern University.

     Christopher F. O. Gabrieli has served as a director of the Company since February 1994. He is currently a manager of Deer II & Co. LLC, Deer III & Co. LLC and Deer IV & Co. LLC, the general partners of Bessemer Venture Partners II L.P., Bessemer Venture Partners III L.P. and Bessemer Venture Partners IV L.P., respectively, related venture capital partnerships, where he has worked since 1986. He is responsible for Bessemer Venture Partners' venture capital investment activities in healthcare and life sciences. He currently serves on the boards of directors of Isis Pharmaceuticals, Inc., where he was a co-founder, and several privately held healthcare companies. Mr. Gabrieli was a founder, President and Director of GMIS, Inc., which was acquired in December 1996 by HBO & Co. He is a graduate of Harvard College.

     Dr. Luke B. Evnin has served as a director of the Company since February 1994. He is a General Partner at Accel Partners, where he has been involved in the firm's biomedical investing activities since September 1990. He currently serves on the boards of directors of several private companies including Iotek, Sonix Technologies, and Signal Pharmaceuticals. Dr. Evnin received his Ph.D. degree from the Department of Biochemistry at the University of California at San Francisco.

     Dr. Stanley T. Crooke has served as a director of the Company since January 1996. Since 1989, he has been Chairman and Chief Executive Officer of Isis Pharmaceuticals, Inc. in Carlsbad, California. Dr. Crooke serves on the boards of directors of GeneMedicine, SIBIA and the Biotechnology Industry Organization. Dr. Crooke holds an M.D. degree and a Ph.D. degree in pharmacology, both from Baylor College of Medicine, where Dr. Crooke has served as an adjunct professor of pharmacology.

     The Company's Restated Certificate provides for a classified board of directors consisting of three classes, with each class being as nearly equal in number as possible. The term of one class expires and their successors are elected for a term of three years at each annual meeting of the Company's stockholders. The Company has designated two class I directors (Drs. Evnin and Lauffer), one class II director (Dr. Crooke) and two class III directors (Messrs. Gabrieli and Webb). These class I, class II and class III directors will serve until the annual meeting of stockholders to be held in 2000, 1998 and 1999, respectively, and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. The Restated Certificate provides that directors may be removed only for cause by a majority of stockholders. See "Description of Capital Stock--Anti-Takeover Measures." There are no family relationships among any of the directors or executive officers.


Board Committees
     The Company has standing Audit and Compensation Committees of the Board of Directors. The Audit Committee consists of Dr. Evnin and Mr. Gabrieli. The primary function of the Audit Committee is to assist the Board of Directors in the discharge of its duties and responsibilities by providing the Board with an independent review of the financial health of the Company and of the reliability of the Company's financial controls and financial reporting systems. The Audit Committee reviews the general scope of the Company's annual audit, the fee charged by the Company's independent accountants and other matters relating to internal control systems.

     The Compensation Committee of the Board of Directors determines the compensation to be paid to all executive officers of the Company, including the Chief Executive Officer. The Compensation Committee's duties include the administration of the Company's Amended and Restated 1992 Equity Incentive Plan (the "Equity Plan") and the 1996 Employee Stock Purchase Plan. The Compensation Committee is currently composed of Drs. Crooke and Evnin and Mr. Gabrieli.


Scientific Advisory Board
     The Company's Scientific Advisory Board consists of individuals with demonstrated expertise in various fields who advise the Company concerning long-term scientific planning, research and development. Members also evaluate the Company's research program, recommend personnel to the Company and advise the Company on technology matters. While the Scientific Advisory Board does not meet collectively, its members are available individually to advise the Company on specific scientific and technical issues. Scientific Advisory Board members are compensated on a time and expenses basis and some members have received nonstatutory stock options under the Equity Plan. The Company has entered into consulting agreements with a number of the Scientific Advisory Board members.

     No member of the Scientific Advisory Board is employed by the Company, and members may have other commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to the Company. Accordingly, such persons are expected to devote only a small portion of their time to the Company. The current members of the Company's Scientific Advisory Board are:

     Stanley T. Crooke, M.D., Ph.D., Chairman of the Scientific Advisory Board. See "Management--Executive Officers and Directors."

     Lawrence H. Cohn, M.D., is Professor of Surgery at Harvard Medical School and Chief of Cardiac Surgery at the Brigham and Women's Hospital in Boston. He is a member of the Council on Cardiovascular Surgery at the American Heart Association and serves on the editorial boards of the Journal of the American College of Cardiology, American Heart Journal, the Journal of Cardiovascular Surgery, and the Harvard Heart Letter. Dr. Cohn is an author of over 300 scientific papers in the area of cardiovascular surgery.

     Richard S. J. Frackowiak, M.D., is Professor and Head of the Wellcome Department of Cognitive Neurology and Director of the Leopold Muller Functional Imaging Laboratory at the Institute of Neurology in London. He is also Consultant Neurologist at the National Hospital for Neurology and Neurosurgery. Dr. Frackowiak is Editor-in-Chief of NeuroImage: a Journal of Brain Function and Deputy Chief Editor of the Journal of Cerebral Blood Flow and Metabolism. He has published over 200 scientific papers in the area of function brain imaging.

     Jean-Marie Lehn, Ph.D., is Professor of Chemistry at the Universite Louis Pasteur, Strasbourg, France. He has authored over 400 scientific papers in the areas of organic, bio-organic and inorganic chemistry. Dr. Lehn shared the 1987 Nobel Prize in Chemistry for the design of the first cryptand, a cage-like complexing agent for metal ions.

     Bruce R. Rosen, M.D., Ph.D., is an Associate Professor of Radiology at Harvard Medical School and Co-Director of the Massachusetts General Hospital NMR Center. He is also Director of the Radiological Sciences Joint Program at the Harvard/Massachusetts Institute of Technology Division of Health Sciences and Technology.

Dr. Rosen serves on the Board of Trustees of the International Society of Magnetic Resonance in Medicine and is on the editorial boards of Magnetic Resonance Imaging and the Journal of Computer Assisted Tomography. He is also Associate Editor of Human Brain Mapping. Dr. Rosen has published over 100 scientific papers in MRI, including the first studies of real-time cognitive activity in the human brain.

     Burton E. Sobel, M.D., is the E. L. Amidon Professor and Chairman of the Department of Medicine and Professor of Biochemistry at the University of Vermont. He is also Physician-in-Chief at Fletcher Allen Health Care in Burlington, VT. Dr. Sobel is a Fellow of the American College of Cardiology and the Royal Society of Medicine and has various editorial positions with Circulation, American Journal of Cardiology, Coronary Artery Disease, and Fibrinolysis. He has published extensively in the area of coronary artery disease.

     Christopher T. Walsh, Ph.D., is the Hamilton Kuhn Professor and Chairman of the Department of Biological Chemistry and Molecular Pharmacology at Harvard Medical School. He is a member of the National Academy of Sciences, the Institute of Medicine, and the National Institutes of Health General Medical Sciences Council. Dr. Walsh serves on the Scientific Advisory Boards of KOSAN Biosciences and IDUN Pharmaceuticals, and he is a director of LeukoSite. He has over 400 publications in the areas of enzymatic reactions and the mechanisms of drug action.


Director Compensation
     Directors currently receive no compensation for their service on the Company's Board of Directors except pursuant to the 1996 Director Stock Option Plan (the "Director Plan") described below.

     1996 Director Stock Option Plan. In December 1996, the Board of Directors and stockholders of the Company adopted the Director Plan. All of the directors who are not employees of the Company (the "Eligible Directors") are currently eligible to participate in the Director Plan. There are 66,666 shares of Common Stock reserved for issuance under the Director Plan, 6,666 of which are subject to options outstanding as of September 30, 1997. Upon the election or reelection of an Eligible Director, such director is automatically granted an option to purchase 6,666 shares of Common Stock (the "Option"). Each Option becomes exercisable with respect to 1,333 shares on each anniversary date of grant for a period of five years, provided that the optionee is still a director of the Company at the opening of business on such date. The Options have a term of ten years. The exercise price for the Options is equal to the last sale price for the Common Stock on the business day immediately preceding the date of grant, as reported on the Nasdaq National Market. The exercise price may be paid in cash or shares of Common Stock, or a combination of both.

Executive Compensation
     The following table sets forth certain compensation information for the Chief Executive Officer of the Company and the four other highest paid executive officers of the Company whose salary and bonus for the year ended December 31, 1996 exceeded $100,000 (together, the "Named Executive Officers"):



                          Summary Compensation Table


                                                                                   Long-Term
                                                                                  Compensation
                                                     Annual Compensation            Awards
                                               -------------------------------   -------------
                                                                                  Securities
                                                                                  Underlying        All Other
Name and Principal Position            Year         Salary($)      Bonus($)(1)    Options (#)     Compensation($)
-----------------------------------   ------   -----------------   -----------   -------------   ----------------
Michael D. Webb,    ...............   1996        $175,000          $65,000         83,333              --
 President and Chief Executive        1995         175,000               --             --         $30,000(2)
 Officer
James E. Smith, Ph.D.,    .........   1996         192,615(4)        63,000        139,999              --
 Executive Vice President,            1995          82,238(5)            --             --              --
 Research and Development (3)
Randall B. Lauffer, Ph.D.,   ......   1996         160,000               --             --           1,100(6)
 Chief Scientific Officer             1995         158,367               --             --           1,100(6)
E. Kent Yucel, M.D.    ............   1996         132,637(8)         8,750        133,333              --
 Senior Vice President and Chief      1995           1,500(9)            --         10,666              --
 Medical Officer (7)
Susan M. Flint, (10)   ............   1996         107,500           44,800         16,666              --
 Vice President, Regulatory Affairs   1995          98,282(11)           --         46,666              --


---------------------
(1) Bonuses were earned in the year indicated and are generally paid in the subsequent year.

(2)  Consists of payment made upon commencement of employment with the Company.

(3) Dr. Smith became an employee of the Company in February 1996. Prior thereto, he was engaged as a consultant to the Company.

(4) Includes compensation in the amount of $37,200 paid by the Company for consulting services.

(5)  Consists of compensation paid by the Company for consulting services.

(6) Consists of life insurance premiums paid by the Company on behalf of Dr. Lauffer on a policy for the benefit of Dr. Lauffer.

(7) Dr. Yucel became an employee of the Company in June 1996. Prior thereto, he was engaged as a consultant to the Company.

(8) Includes compensation in the amount of $59,720 paid by the Company for consulting services.

(9) Consists of compensation paid by the Company for consulting services.

(10) Ms. Flint became an employee of the Company in April 1995. Prior thereto, she was engaged as a consultant to the Company.

(11) Includes compensation in the amount of $26,282 paid by the Company for consulting services.

Option Grants In Last Fiscal Year


     The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1996 by the Company to the Named Executive Officers.


                                                    Individual Grant
                                --------------------------------------------------------  Potential Realizable Value
                                   Number of       Percent of                               at Assumed Annual Rates
                                  Securities      Total Options                          of Stock Price Appreciation
                                  Underlying       Granted to     Exercise or               for Option Terms ($)(1)
                                   Options        Employees in    Base Price   Expiration   ------------------------
Name                             Granted (#)      Fiscal Year      ($/share)      Date          5%         10%
-----------------------------  ----------------  --------------  ------------  -----------  ----------  ---------
Michael D. Webb  ............       83,333(2)         11.1%         $5.250        8/7/06     $275,140    $697,260
James E. Smith, Ph.D.  ......      100,000(3)         13.3           0.825        2/1/06       51,884     131,484
                                    33,333(4)          4.4           5.250        8/7/06      110,055     278,902
Randall B. Lauffer, Ph.D.                0              --              --            --           --          --
E. Kent Yucel, M.D.    ......      133,333(5)         17.7           4.500       6/17/06      377,336     956,243
Susan M. Flint   ............       16,666(6)          2.2           5.250        8/7/06       55,026     139,447


---------------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying Common Stock. No gain to the optionees is possible without an increase in price of the underlying Common Stock, which will benefit all stockholders proportionately.


(2) The option becomes exercisable as to 16.8% of the shares covered by such option:
   [bullet] upon the earlier of (i) commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005;

   [bullet] upon the earlier of (i) the first anniversary of the date of commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005;

   [bullet] upon the earlier of (i) the second anniversary of the date of commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005;

   [bullet] upon the earlier of (i) the first anniversary of the date of receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005; and

   [bullet] upon the earlier of (i) the second anniversary of the date of receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005.

    The option also becomes exercisable as to 16% of the shares covered by such option upon the earlier of (i) the date of receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2005.


(3) The option became exercisable as to 16% of the shares covered by such option on each of February 23, 1996 and February 23, 1997. The option also became exercisable as to 20% of the shares on August 21, 1996 (30 days after the receipt by the FDA of the Company's MS-325 IND filing for MS-325). The option becomes exercisable as to 16% of the shares covered by such option on February 23 of each of 1998, 1999 and 2000.

(4) The option becomes exercisable as to 50% of the shares covered by such option upon the earlier of (i) commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2004. The option also becomes exercisable as to 50% of the shares covered upon the earlier of (i) receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2004.

(5) The option became exercisable with respect to 16,667 shares on July 17, 1996. The option also became exercisable with respect to 16,667 shares on each of September 13, 1996 and September 13, 1997 and becomes exercisable with respect to 16,667 shares on September 13 of each of 1998, 1999 and 2000. The option also becomes exercisable with respect to 16,666 shares:

    [bullet] upon the earlier of (i) commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) June 13, 2005; and

    [bullet] upon the earlier of (i) the date of receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) June 13, 2005.

(6) The option becomes exercisable as to 50% of the shares covered by such option upon the earlier of (i) commencement of Phase III clinical trials for MS-325 or a clinically equivalent vascular agent as determined by the Company's Board of Directors or (ii) August 7, 2004. The option also becomes exercisable as to 50% of the shares covered by such option upon the earlier of (i) receipt of NDA approval for MS-325 or a clinically equivalent vascular agent as determined by the Board of Directors or (ii) August 7, 2004.


Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option
Values

     The following table sets forth certain information concerning exercisable and unexercisable stock options held by the Named Executive Officers as of December 31, 1996:


                                                                    Number of Securities
                                                                         Underlying
                                                                         Unexercised                  Value of Unexercised
                                   Shares                                Options at                   In-The-Money Options
                                  Acquired                             Fiscal Year-End              at Fiscal Year-End ($)(1)
                                     in           Value        -------------------------------   ------------------------------
Name                              Exercise     Realized (1)    Exercisable       Unexercisable    Exercisable     Unexercisable
------------------------------   ----------   --------------   -------------   ---------------   -------------   --------------
Michael D. Webb   ............    33,333         $268,197        105,179           241,955         $846,270        $1,547,105
James E. Smith, Ph.D.   ......        --               --         42,666            97,333          327,462           599,532
Randall B. Lauffer,
 Ph.D.   .....................        --               --             --                --               --                --
E. Kent Yucel, M.D.  .........        --               --         35,467           108,532          149,707           465,487
Susan M. Flint ...............        --               --         14,667            48,665          118,012           311,632


---------------------
(1) There was no public trading market for the Company's Common Stock as of December 31, 1996. Values are based on the difference between the fair market value of the underlying shares of Common Stock on December 31, 1996 as determined by the Board of Directors and the option exercise price.

Stock Plans
     Amended and Restated 1992 Equity Incentive Plan. The Company's 1992 Equity Incentive Plan was adopted in July 1992 and amended and restated in December 1996 (as amended and restated, the "Equity Plan"). The Equity Plan is designed to provide the Company flexibility in awarding equity incentives by providing for multiple types of incentives that may be awarded. The purpose of the Equity Plan is to attract and retain key employees of and consultants of the Company and to enable them to participate in the long-term growth of the Company. The Equity Plan provides for the grant of stock options (incentive and nonstatutory), stock appreciation rights, performance shares, restricted stock or stock units for the purchase of an aggregate of 2,099,901 shares of Common Stock, subject to adjustment for stock-splits and similar capital changes. The Board of Directors or, at the election of the Board of Directors, the Compensation Committee, administers the Equity Plan. Awards under the Equity Plan can be granted to officers, employees, consultants and other persons affiliated with the Company. The Board of Directors or Compensation Committee, as the case may be, selects the participants and establishes the terms and conditions of each option or other equity right granted under the Equity Plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable. The exercise price of all "incentive stock options" within the meaning of Section 422 of the Code, granted under the Equity Plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any incentive stock option granted under the Equity Plan may not exceed ten years.

     As of September 30, 1997, options to purchase an aggregate of 1,989,819 shares of Common Stock had been granted under the Equity Plan. Options to purchase 246,392 shares were exercised as of such date and options to purchase 70,323 shares were cancelled. Of the options to purchase an aggregate of 1,673,104 shares of Common Stock that were outstanding as of such date, options to purchase 438,252 shares were exercisable. No stock appreciation rights or award other than option grants have been granted under the Equity Plan.

     1996 Employee Stock Purchase Plan. In December 1996, the Company adopted the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which employees may purchase shares of Common Stock at a discount from fair market value. There are 66,666 shares of Common Stock reserved for issuance under the Purchase Plan. To date, no shares of Common Stock have been issued under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Rights to purchase Common Stock under the Purchase Plan are granted at the discretion of the Board of Directors or, at the election of the Board of Directors, the Compensation Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of Common Stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The Purchase Plan terminates in December 2006.


Compensation Committee Interlocks and Insider Participation
     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company. The Compensation Committee also administers various incentive compensation and benefit plans. See "Management--Stock Plans." The Compensation Committee currently consists of Drs. Crooke and Evnin and Mr. Gabrieli. Dr. Evnin is a General Partner of Accel Partners, a venture capital firm and a principal stockholder of the Company. Mr. Gabrieli is a manager of the General Partner of Bessemer Venture Partners, a venture capital firm and a principal stockholder of the Company. See "Certain Transactions" and "Principal and Selling Stockholders."

                             CERTAIN TRANSACTIONS

     In May 1995, the Company issued convertible promissory notes to Accel IV L.P., Bessemer Venture Partners III L.P. and certain related persons in the aggregate principal amount of $1,500,000 bearing interest at a rate of 10% per annum and convertible into shares of Series C Convertible Preferred Stock at a conversion price of $4.54 per share (the "1995 Convertible Notes"). Dr. Luke B. Evnin, a director of the Company, is a General Partner of Accel IV Associates L.P., the General Partner of Accel IV L.P. See footnotes (2) and (13) to the table set forth under "Principal and Selling Stockholders." Christopher F. O. Gabrieli, Chairman of the Company, is a manager of Deer III & Co. LLC, the General Partner of Bessemer Venture Partners III L.P. See footnotes (3) and (12) to the table set forth under "Principal and Selling Stockholders".

     In November and December 1995, Accel IV L.P., Bessemer Venture Partners III L.P. and certain related persons made bridge loans to the Company in an aggregate principal amount of $1,200,000 in exchange for promissory notes bearing interest at a rate of 10% per annum and convertible into shares of the Company's securities in the Company's next permanent equity financing (the "1995 Bridge Notes").

     In January 1996, the 1995 Convertible Notes were amended and restated (the "Amended 1995 Convertible Notes") to, among other things, change the conversion price to between $1.51 and $2.25 per share, depending on certain events of conversion. At such time, the Company also issued additional convertible promissory notes to the holders of the Amended 1995 Convertible Notes in an aggregate principal amount of $1,515,862 (the "1996 Convertible Notes") with the same terms as the Amended 1995 Convertible Notes in exchange for cash and the surrender of the 1995 Bridge Notes (including accrued interest thereon).

     In February 1996, Accel IV L.P., Bessemer Venture Partners III L.P. and certain related persons made bridge loans to the Company in the aggregate principal amount of $600,000 in exchange for promissory notes bearing interest at a rate of 10% per annum (the "1996 Bridge Notes").

     In March 1996, the Company entered into a Development and License Agreement with Daiichi. Pursuant to such agreement, the Company granted Daiichi an exclusive license to develop and market MS-325 in Japan in exchange for an up-front fee of $3.0 million and future milestone payments for up to an aggregate of $3.3 million and royalty payments on net sales of MS-325 in Japan. In addition, pursuant to the agreement with Daiichi, in May and August 1996, the Company sold an aggregate of 868,329 shares of Series E Convertible Preferred Stock to Daiichi (which converted into an aggregate of 578,886 shares of Common Stock concurrently with the closing of the initial public offering in February
1997) at a price of $5.76 per share.

     In May 1996, the Company sold an aggregate of 1,700,002 shares of Series D Convertible Preferred Stock (which converted into an aggregate of 1,133,325 shares of Common Stock upon the closing of the initial public offering in February 1997) at a price of $3.00 per share (the "Series D Financing"). In connection with the Series D Financing, Accel IV L.P., Bessemer Venture Partners III L.P. and certain related persons surrendered their respective 1996 Bridge Notes as partial payment for their respective shares of Series D Preferred Stock and each received cash payments from the Company in the aggregate amount of $9,698 for accrued interest on their respective 1996 Bridge Notes. Through the Series D Financing, Accel IV L.P. and certain related persons purchased 266,668 shares (244,267 shares held by Accel IV L.P., 9,867 shares held by Accel Investors '93 L.P., 5,067 shares held by Accel Keiretsu L.P., 5,867 shares held by Ellmore C. Patterson Partners and 1,600 shares held by Prosper Partners), Bessemer Venture Partners III L.P. and certain related persons purchased 266,667 shares (213,696 shares held by Bessemer Venture Partners III L.P. and 40,983 shares held by certain related persons, including 9,990 shares held directly by Mr. Gabrieli and 1,998 shares held by the Gabrieli Family Foundation, of which Mr. Gabrieli is President), affiliates of Advent International Corporation purchased 666,667 shares (365,000 shares held by Rovent II Limited Partnership, 200,000 shares held by Advent Performance Materials Limited Partnership, 66,667 shares held by Adwest Limited Partnership and 35,000 shares held by Advent Partners Limited Partnership) and Fidelity Ventures Ltd. purchased 500,000 shares.

     Concurrently with the Series D Financing, Accel IV L.P., Bessemer Ventures Partners III L.P. and certain related persons converted the entire principal amount of their respective Amended 1995 Convertible Notes and 1996 Convertible Notes, plus accrued interest, into 1,432,318 shares of Series C Convertible Preferred Stock, which converted into an aggregate of 954,872 shares of Common Stock concurrently with the closing of the initial public offering in February 1997 as follows: 656,006 shares held by Accel IV L.P.; 26,498 shares held by Accel Investors '93 L.P.; 13,607 shares held by Accel Keiretsu L.P.; 15,755 shares held by Ellmore C. Patterson Partners;

4,296 shares held by Prosper Partners; 642,837 shares held by Bessemer Venture Partners III L.P.; and 43,386 shares held by certain persons related to Bessemer Venture Partners III L.P., including 25,328 shares held directly by Mr. Gabrieli and 4,605 shares held by the Gabrieli Family Foundation.

     In May 1996, the Company repurchased from Randall B. Lauffer, Ph.D., a director and executive officer of the Company, 66,666 shares of Common Stock at a price per share of $4.05.

     In June 1995 and April 1996, the Company made two loans to Dr. Lauffer, each in the principal amount of $50,000 and bearing interest at the rate of 7.31% and 6.51% per annum, respectively (the Applicable Federal Rates for long term loans announced for such months), and each secured by a pledge of 14,814 shares of the Company's Common Stock held by Dr. Lauffer. As of September 30, 1997, the outstanding amounts on these loans were $58,696 and $54,955, respectively. In May 1996, the Company made a loan to Dr. Lauffer in the principal amount of $180,000 bearing interest at the rate of 6.83% per annum (the Applicable Federal Rate for long term loans announced for May 1996) and secured by a pledge of 44,444 shares of the Company's Common Stock held by Dr. Lauffer. As of September 30, 1997, the outstanding amount on this loan was $196,720. Each of these loans is subject to acceleration upon the voluntary termination of Dr. Lauffer's employment, among other events.

     In February 1997, Bessemer Venture Partners III L.P. and certain persons and entities related to Bessemer Venture Partners III L.P. and Accel IV L.P. purchased an aggregate of 344,740 shares of the Company's Common Stock in connection with the Company's initial public offering on the same terms as sales to other investors in the offering at the initial public offering price of $7.00 per share.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table and footnotes set forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997 by (i) persons known by the Company to beneficially own 5% or more of the Company's Common Stock, (ii) the Named Executive Officers (including the Selling Stockholder), (iii) each director of the Company and (iv) all current executive officers and directors as a group:

                                                                                               Percentage of Shares
                                                        Number of Shares                      Beneficially Owned (1)
                                                         Beneficially                         -----------------------
                                                            Owned
                                                           Prior to             Shares          Before        After
Beneficial Owners                                        Offering (1)          Offered         Offering      Offering
----------------------------------------------------   -----------------   ----------------   -----------   ---------
Accel IV L.P. and certain related persons (2)              1,559,801                --           17.93%      14.24%
 428 University Avenue
 Palo Alto, CA 94301
Bessemer Venture Partners III
 L.P. and certain related persons (3)   ............       1,596,999                --           18.35       14.58
 Bessemer Venture Partners
 1025 Old Country Road
 Suite 205
 Westbury, NY 11590
Daiichi Radioisotope Laboratories, Ltd. (4)   ......         578,885                --            6.66        5.29
 17-10, Kyobashi 1-chome Chuo-ku
 Tokyo, 104 Japan
Affiliates of Advent International Corporation (5)           455,019                --            5.24        4.16
 101 Federal Street
 Boston, MA 02110
Michael D. Webb (6)   ..............................         171,845                --            1.96        1.56
Randall B. Lauffer, Ph.D. (7)  .....................       1,261,664           120,000(8)        14.52       11.53
James E. Smith, Ph.D. (9)   ........................          58,666                --             *            *
E. Kent Yucel, M.D. (10)    ........................          52,134                --             *            *
Susan M. Flint (11)   ..............................          22,667                --             *            *
Christopher F. O. Gabrieli (12)    .................       1,696,126                --           19.49       15.49
Luke B. Evnin, Ph.D. (13)   ........................       1,559,801                --           17.93       14.24
Stanley T. Crooke, M.D., Ph.D. (14)  ...............          21,041                --             *            *
All current executive officers and directors as
 a group (10 persons) (15)  ........................       4,905,373                --           54.34%      43.50%

---------------------
* Indicates less than 1%.
 (1) Assumes no exercise of the over-allotment option. The number of shares of Common Stock deemed outstanding after this offering assumes 2,250,000 shares of Common Stock are sold by the Company in this offering. The persons and entities named in the table have sole voting and investment power with respect to the shares beneficially owned by them, except as noted below. Share numbers include shares of Common Stock issuable pursuant to outstanding options that may be exercised within 60 days after September 30, 1997.
 (2) Consists of the following shares and warrants exercisable within the 60-day period following September 30, 1997: 1,440,897 shares and a warrant to purchase 12,213 shares held by Accel IV L.P.; 58,200 shares and a warrant to purchase 493 shares held by Accel Investors '93 L.P. and 29,885 shares and a warrant to purchase 253 shares held by Accel Keiretsu L.P. Also includes 17,860 shares owned by Luke B. Evnin. Does not include 9,435 shares and a warrant to purchase 80 shares held by Prosper Partners and 34,604 shares and a warrant to purchase 293 shares held by Ellmore C. Patterson Partners. Also, does not include 111,880 shares held by persons associated with Accel IV LP., Accel Investors '93 L.P. and Accel Keiretsu L.P. Accel IV Associates L.P. is the General Partner of Accel IV L.P. and has voting and investment control over the shares held by Accel IV L.P. Arthur C. Patterson, James R. Swartz, James W. Breyer, Paul H. Klingenstein, Luke B. Evnin, Eugene

     D. Hill, III, G. Carter Sednaoui and the Swartz Family Partnership L.P.
     are the General Partners of Accel IV Associates L.P. Messrs. Patterson, Swartz, Klingenstein, Breyer, Evnin and Sednaoui are the General Partners of Accel Investors '93 L.P. and have voting and investment control over shares held by Accel Investors '93 L.P. Mr. Patterson is the sole General Partner of Ellmore C. Patterson Partners and has voting and investment control over shares held by Ellmore C. Patterson Partners. Accel Partners
     & Co. L.P. is the General Partner of Accel Keiretsu L.P. and has voting and investment control over shares held by Accel Keiretsu L.P. Messrs. Patterson and Swartz are the co-owners and partners of Accel Partners &
     Co. L.P. Messrs. Klingenstein and Sednaoui are the attorneys-in-fact for Prosper Partners and disclaim beneficial ownership of shares held by Prosper Partners.
 (3) Includes 31,052 shares held by persons associated with Bessemer Securities Corporation, the parent of the limited partner of Bessemer Venture Partners III L.P. ("BVP"), as to which BVP has the power to vote and as to which BVP and Deer III & Co. LLC ("Deer"), the general partner of BVP, disclaim beneficial ownership, and 27,094 shares held by BVP III Special Situations L.P. ("BVP SS"), as to which Deer, as the general partner of BVP SS, has voting and investment control and as to which BVP disclaims beneficial ownership and Deer disclaims beneficial ownership except to the extent of its partnership interest in BVP SS. Also includes a warrant to purchase 13,333 shares exercisable within the 60-day period following September 30, 1997 held by Bessemer Venture Partners III L.P. Does not include 189,331 shares held by members of Deer and persons associated with such members of Deer.
 (4) Junzo Okuda, President and Chief Executive Officer of Daiichi Radioisotope Laboratories, Ltd., has voting and investment control over these shares.
 (5) Includes the ownership by the following venture capital funds managed by Advent International Corporation: 249,125 shares held by Rovent II Limited Partnership, 136,506 shares held by Advent Performance Materials Limited Partnership, 45,501 shares held by Adwest Limited Partnership, 23,887 shares held by Advent Partners Limited Partnership. In its capacity as manager of these funds, Advent International Corporation exercises sole voting and investment power with respect to all shares held by these funds. Advent International Corporation exercises its voting and investment power through a group of three persons, none of whom may act independently and a majority of whom must act in concert to exercise voting or investment power over the beneficial holdings of such entity. Therefore, no individual in this group is deemed to share voting or investment power.
 (6) Includes 97,679 shares subject to options exercisable within the 60-day period following September 30, 1997.
 (7) Includes 46,666 shares held by Dr. Lauffer's wife and 16,000 shares held in a trust for the benefit of Dr. Lauffer's children as to which Dr. Lauffer disclaims beneficial ownership. Also includes 1,000,000 shares held by a trust for the benefit of Dr. Lauffer as to which shares Dr. Lauffer has voting and investment control.
 (8) The shares are being offered by Randall B. Lauffer, Ph.D., individually as part of the Underwriters' overallotment option. Assuming full exercise of the underwriters' over-allotment option, Dr. Lauffer will beneficially own 10.23% of the shares after the offering.
 (9) Consists of shares subject to options exercisable within the 60-day period following September 30, 1997.
(10) Consists of shares subject to options exercisable within the 60-day period following September 30, 1997.
(11) Consists of shares subject to options exercisable within the 60-day period following September 30, 1997.
(12) Includes 1,583,666 shares as to which Mr. Gabrieli, as a manager of Deer, may be deemed to have voting or investment control and as to which Mr. Gabrieli disclaims beneficial ownership except to the extent of his member interest in Deer. Also includes a warrant to purchase 13,333 shares exercisable within the 60-day period following September 30, 1997 held by Bessemer Venture Partners III L.P.
(13) See footnote (2) above. Dr. Evnin disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in shares held by Accel IV L.P. and Accel Investors '93 L.P.
(14) Consists of options exercisable within the 60-day period following September 30, 1997.
(15) See footnotes (2), (3), (6), (7) and (9)--(14) above. Includes an additional 338,478 shares subject to options exercisable within the 60-day period following September 30, 1997.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 15,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, the Company had 69 shareholders of record. Upon the closing of this offering, the Company will have 10,938,547 shares of Common Stock outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by (i) the provisions of the Company's Restated Certificate and By-laws (which are included as exhibits to the Registration Statement) and (ii) the provisions of applicable law.


Common Stock
     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then outstanding shares of Preferred Stock. The Common Stock outstanding upon the effective date of the Registration Statement, and the shares offered by the Company hereby, upon issuance and sale, will be fully paid and nonassessable.


Preferred Stock
     The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and restrict their rights to receive payment upon liquidation and could have the effect of delaying, deferring or preventing a change-in-control of the Company. See "Description of Capital Stock--Anti-Takeover Measures." No shares of Preferred Stock are currently outstanding and the Company has no present plans to issue any shares of Preferred Stock.


Stock Purchase Warrants
     During the period from December 1992 to May 1996, the Company issued warrants to purchase an aggregate of 75,317 shares of Preferred Stock in connection with equipment leasing transactions and equity financings (collectively, the "Warrants"). Upon the closing of the Company's initial public offering in February 1997, each of the Warrants automatically became exercisable for the number of shares of Common Stock into which the shares of Preferred Stock issuable upon exercise of such Warrants immediately prior to such closing was convertible. Such Warrants include: (i) two warrants exercisable for an aggregate amount of 10,697 shares of Company's Series A Convertible Preferred Stock at an exercise price of $11.21 per share which are currently exercisable for an aggregate of 36,618 shares of Common Stock at an exercise price of $3.27,
(ii) a warrant exercisable for 11,402 shares of Company's Series B Convertible Preferred Stock at an exercise price of $1.51 per share which is currently exercisable for 7,601 shares of Common Stock at an exercise price of $2.27,
(iii) a warrant exercisable for 13,218 shares of Company's Series C Convertible Preferred Stock at an exercise price of $4.54 per share which is currently exercisable for 8,812 shares of Common Stock at an exercise price of $6.81 and
(iv) six warrants exercisable for an aggregate of 40,000 shares of Company's Series D Convertible Preferred Stock at an exercise price of $3.00 per share which are currently exercisable for an aggregate of 26,665 shares of Common Stock at an exercise price of $4.50. The Warrants will expire January 31, 2001. The exercise price of each Warrant is subject to adjustment in the event of a stock split, combination or dividend by the Company. The number and kind of securities for which each Warrant is exercisable is subject to adjustment in the event of a merger or reclassification by the Company.

Anti-Takeover Measures
     In addition to the Board of Directors' ability to issue shares of Preferred Stock, the Restated Certificate and the By-laws contain several other provisions that are commonly considered to discourage unsolicited takeover bids. The Restated Certificate includes a provision classifying the Board of Directors into three classes with staggered three-year terms and a provision prohibiting stockholder action by written consent except as otherwise provided by law. Under the Restated Certificate and By-laws, the Board of Directors may enlarge the size of the Board and fill any vacancies on the Board. The Restated Certificate requires the approval of the holders of at least 66-2/3% of the outstanding capital stock of the Company prior to (i) the merger of the Company into another entity, (ii) the sale or disposition of all or substantially all of the Company's assets, (iii) the issuance or transfer by the Company of its securities having a market value in excess of $500,000 and (iv) engaging in any other business combination transaction, unless such transaction has been approved by a majority of the Board of Directors. Further, provisions of the By-laws and the Restated Certificate provide that the stockholders may amend the By-laws or certain provisions of the Restated Certificate only with the affirmative vote of 66-2/3% of the Company's capital stock. The By-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies the Company of its intention a specified period in advance and furnishes certain information. The By-laws also provide that special meetings of the Company's stockholders may be called only by the President or the Board of Directors and require advance notice of business to be brought by a stockholder before the annual meeting.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, a law regulating corporate takeovers (the "Anti-Takeover Law"). In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than ten percent of the corporation's assets) with an "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "interested stockholder" subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66-2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). A Delaware corporation subject to the Anti-Takeover Law may "opt out" of the Anti-Takeover Law with an express provision either in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective following expiration of twelve months from adoption. The Company has not "opted out" of the Anti-Takeover Law.

     The foregoing provisions of the Restated Certificate and By-laws and Delaware law could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.


Transfer Agent
     The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 10,938,547 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option or of any other outstanding options. Of these shares, approximately 4,558,819 shares including the 2,250,000 shares sold in this offering, will be freely transferable, without restriction or further registration under the Securities Act, except for shares purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 6,379,728 outstanding shares of Common Stock are owned by existing stockholders and are deemed "Restricted Shares" under Rule 144. These may not be resold, except pursuant to an effective registration statement or an applicable exemption from registration. All of these remaining shares of Common Stock are currently eligible for sale under Rules 144 and 701. Stockholders of the Company, holding in the aggregate 5,538,499 shares of Common Stock, have agreed to enter into the 90-day lock-up agreements described below.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. All sales of shares of the Company's Common Stock, including Restricted Shares, held by affiliates of the Company must be sold under Rule 144, subject to the foregoing volume limitations and other restrictions.

     The Company's directors and executive officers and certain of its stockholders have agreed that they will not, without the prior written consent of the representatives of the Underwriters, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of or require the Company to file with the Commission a registration statement under the Securities Act to register any shares of Common Stock or securities convertible or exchangeable for shares of Common Stock or warrants or other rights to acquire shares of Common Stock during the 90-day period following the effective date of the Registration Statement.

     The Company has filed registration statements under the Securities Act registering 2,099,901 shares of Common Stock issuable under the Equity Plan and 66,666 Shares of Common Stock issuable under the Director Plan. In addition, the Company plans to file a registration statement under the Securities Act to register approximately 66,666 shares of Common Stock issuable under the Purchase Plan by January 1, 1998. The shares issuable under the Equity Plan and Director Plan are and, upon registration, the shares issuable under the Purchase Plan will be, eligible for immediate resale upon issuance, subject, in the case of affiliates, to the volume, manner of sale and notice requirements of Rule 144.

     No prediction can be made as to the effect, if any, that market sales of additional shares or the availability of such additional shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on the market price for the Common Stock. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights" and "--Immediate and Substantial Dilution."


Registration Rights
     The holders of 4,750,289 shares of Common Stock (the "Registrable Shares") are entitled to certain rights with respect to registration of the Registrable Shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, such holders are entitled to notice of such registration and are entitled to include such Registrable Shares in the registration. The rights are subject to certain conditions and limitations, among them, the right of the underwriters of a registered offering to limit the number of shares included in such registration. Holders of Registrable Shares benefiting from these rights may also require the Company to file at its expense a registration statement under the Securities Act with respect to their shares of Common Stock and, subject to certain conditions and limitations, the Company is required to use its best efforts to effect such registration. Furthermore, such holders may, subject to certain conditions and limitations, require the Company to file additional registration statements on Form S-3 with respect to such Registrable Shares. Such holders have waived their right to have shares of Common Stock registered under the Securities Act as part of this offering.

                                 UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, BancAmerica Robertson Stephens and Dain Bosworth Incorporated have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:




                                                 Number of
Name                                              Shares
---------------------------------------------   ----------
      Hambrecht & Quist LLC   ...............    1,125,000
      BancAmerica Robertson Stephens   ......      675,000
      Dain Bosworth Incorporated  ...........      450,000
                                                 ---------
          Total    ..........................    2,250,000
                                                 =========



     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.33 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.


     The Company and the Selling Stockholder have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 217,500 and 120,000 additional shares of Common Stock, respectively, on the same terms and conditions as set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain existing stockholders of the Company, including the executive officers and directors, who will own in the aggregate 5,538,499 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 90-day period following the date of this Prospectus. The Company has agreed that, it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, other than pursuant to its equity benefit plans, during the 90-day period following the date of this Prospectus.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Company's Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Company's Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters are being passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.


                                    EXPERTS


     The financial statements of the Company at December 31, 1996 and December 31, 1995 and for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such reports and other information can also be reviewed through the Commission's Web site (http://www.sec.gov).

     Additional information regarding the Company is contained in the Registration Statement on Form S-1 (the "Registration Statement") and the exhibits and schedules thereto filed with the Commission under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. All statements made in this Prospectus regarding the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are qualified by reference to the copy of such document filed as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information can also be reviewed through the Commission's Web site (http://www.sec.gov).

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)


                         INDEX TO FINANCIAL STATEMENTS



                                                                                           Page
                                                                                          -----
Report of Independent Auditors .........................................................  F-3
Financial Statements
Balance Sheets  ........................................................................  F-4
Statements of Operations ...............................................................  F-5
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)   F-6
Statements of Cash Flows ...............................................................  F-9
Notes to Financial Statements  .........................................................  F-11

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
EPIX Medical, Inc.

     We have audited the accompanying balance sheets of EPIX Medical, Inc. (a company in the development stage) as of December 31, 1996 and 1995, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPIX Medical, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, in conformity with generally accepted accounting principles.



                                          Ernst & Young LLP

Boston, Massachusetts
January 11, 1997, except for Note 15,
 which the date is February 13, 1997

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)

                                BALANCE SHEETS


                                                                            December 31,
                                                                  -------------------------------     September 30,
                                                                       1995              1996             1997
                                                                  ---------------   --------------   ---------------
                                                                                                       (Unaudited)
Assets:
Current assets:
 Cash and cash equivalents    .................................    $    149,686     $ 2,667,892      $     826,428
 Marketable securities  .......................................                       7,996,186         19,738,450
 Receivables   ................................................                                            854,614
 Prepaid expenses    ..........................................          58,940          57,135            315,187
 Other current assets   .......................................          13,178          12,221             10,887
                                                                   ------------     ------------     -------------
     Total current assets  ....................................         221,804      10,733,434         21,745,566
Property and equipment, net   .................................         856,912         994,179          1,157,094
Notes receivable from officer    ..............................          51,878         295,344            310,371
Other assets   ................................................          80,171         551,610             51,914
                                                                   ------------     ------------     -------------
     Total assets    ..........................................    $  1,210,765     $12,574,567      $  23,264,945
                                                                   ============     ============     =============
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Current portion of capital lease obligations   ...............    $    304,416     $   208,571      $     300,131
 Accounts payable and accrued expenses    .....................       1,244,201       2,225,713          2,226,025
                                                                   ------------     ------------     -------------
     Total current liabilities   ..............................       1,548,617       2,434,284          2,526,156
Capital lease obligations, less current portion    ............         342,256         176,269            208,183
Promissory notes  .............................................       2,700,000
Redeemable convertible preferred stock:
 Series B, $.01 par value, 2,655,138 shares authorized; 2,643,736 shares issued and outstanding at December 31, 1995 and
   December 31, 1996 ($6,416,368 liquidation value at
   December 31, 1996)   .......................................       3,955,505       3,963,682
 Series C, $.01 par value, 1,445,536 shares authorized;
   1,432,318 shares issued and outstanding at December 31,
   1996 ($3,565,063 liquidation value at December 31,
   1996)    ...................................................                       3,251,444
 Series D, $.01 par value, 1,740,002 shares authorized;
   1,700,002 shares issued and outstanding at December 31,
   1996 ($5,641,777 liquidation value at December 31,
   1996)    ...................................................                       5,072,575
 Series E, $.01 par value, 868,329 shares authorized; 868,329 shares issued and outstanding at December 31, 1996
   ($4,916,106 liquidation value at December 31, 1996)   ......                       4,916,106
Stockholders' equity (deficit):
 Series A convertible preferred stock, $.01 par value, 104,388 shares authorized; 93,691 shares issued and outstanding at December 31,
   1995 and December 31, 1996  ................................       1,037,664       1,037,664
 Preferred stock, $.01 par value, 0, 0 and 1,000,000 shares
   authorized at December 31, 1995, December 31, 1996 and
   September 30, 1997. None issued and outstanding ............
 Common stock, $.01 par value, 15,000,000 shares authorized;
   1,563,808, 1,564,451 shares and 8,688,547 issued and outstanding at December 31, 1995, December 31, 1996 and
   September 30, 1997       ...................................          15,638          15,644             86,885
 Additional paid-in capital   .................................         198,418         112,960         32,491,919
 Accretion of redeemable convertible preferred stock to
   redemption value  ..........................................         (14,269)       (101,059)
 Deficit accumulated during the development stage  ............      (8,573,064)     (8,305,002)       (12,048,198)
                                                                   ------------     ------------     -------------
       Total stockholders' equity (deficit)  ..................      (7,335,613)     (7,239,793)        20,530,606
                                                                   ------------     ------------     -------------
       Total liabilities and stockholders' equity (deficit)  ..    $  1,210,765     $12,574,567      $  23,264,945
                                                                   ============     ============     =============


                            See accompanying notes.

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)


                           STATEMENTS OF OPERATIONS


                                                       Nine months
                                       Year ended         ended         Year ended
                                        March 31,      December 31,    December 31,
                                          1995             1995            1996
                                     ---------------  --------------  --------------
Revenues   ........................   $    411,509    $   900,000      $10,009,739
Operating expenses
 Research and development .........   $  2,407,113      4,164,940        6,878,666
 General and administrative  ......        824,769      1,504,811        2,861,906
                                      ------------    ------------     -----------
   Total operating expenses  ......      3,231,882      5,669,751        9,740,572
                                      ------------    ------------     -----------
Operating income (loss)   .........     (2,820,373)    (4,769,751)         269,167
Interest expense ..................        (78,672)      (151,057)        (288,776)
Interest income  ..................        120,845         27,880          287,671
                                      ------------    ------------     -----------
Net income (loss)   ...............   $ (2,778,200)   $(4,892,928)     $   268,062
                                      ============    ============     ===========
Earnings per share:
Net income (loss) per share  ......                   $     (0.70)     $     $0.03
                                                      ============     ===========
Weighted-average common stock
 and stock equivalents ............                     6,973,000        7,711,000
                                                      ============     ===========


                                                                        Period from
                                                                         Inception
                                           Nine months ended            (November 29,
                                             September 30,                1988) to
                                     -----------------------------     September 30,
                                         1996            1997              1997
                                     -------------  ---------------  -----------------
                                              (Unaudited)               (Unaudited)
Revenues   ........................   $9,635,088     $  4,021,343     $  18,042,591
 Operating expenses
 Research and development .........    4,951,652        6,286,198        21,588,121
 General and administrative  ......    2,212,086        2,267,923         9,197,932
                                      ----------     ------------     -------------
   Total operating expenses  ......    7,163,738        8,554,121        30,786,053
                                      ----------     ------------     -------------
Operating income (loss)   .........    2,471,350       (4,532,778)      (12,743,462)
Interest expense ..................     (273,640)         (26,807)         (612,288)
Interest income  ..................      140,122          816,390         1,323,020
                                      ----------     ------------     -------------
Net income (loss)   ...............   $2,337,832     $ (3,743,195)    $ (12,032,730)
                                      ==========     ============     =============
Earnings per share:
Net income (loss) per share  ......   $     0.30     $      (0.45)
                                      ==========     ============
Weighted-average common stock
 and stock equivalents ............    7,711,000        8,370,000
                                      ==========     ============


                            See accompanying notes.

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)

            STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                             Redeemable Convertible
                                                 Preferred Stock       Convertible Preferred        Common Stock
                                            -------------------------  ----------------------  -----------------------
                                              Shares        Amount      Shares      Amount       Shares       Amount
                                            -----------  ------------  --------  ------------  -----------  ----------
Issuance of common stock in May
 1989 ....................................                                                        333,330    $  3,333
Issuance of Series A preferred stock in
 March 1992 (net of legal costs of
 $12,336).................................                              93,691    $1,037,664
Cumulative net loss for the period
 November 29, 1988 (date of
 inception) through March 31, 1992
                                             ---------     ---------    ------     ---------    ---------      ------
Balance at March 31, 1992  ...............                              93,691     1,037,664      333,330       3,333
Issuance of common stock in April
 1992 as payment for consulting
 services received   .....................                                                          5,186          52
Net loss .................................
                                             ---------     ---------    ------     ---------    ---------      ------
Balance at March 31, 1993  ...............                              93,691     1,037,664      338,516       3,385
Issuance of common stock in
 February 1994 as payment for
 consulting services received    .........                                                          5,186          52
Three-for-one stock dividend declared
 and paid in March 1994 ..................                                                      1,031,118      10,311
Issuance of Series B preferred stock in
 March 1994, net of issuance costs
 of $58,764 ..............................   2,643,736    $3,941,236
Issuance of warrants in conjunction
 with financing   ........................
Net loss .................................
                                             ---------     ---------    ------     ---------    ---------      ------
Balance at March 31, 1994  ...............   2,643,736     3,941,236    93,691     1,037,664    1,374,820      13,748
Issuance of common stock upon
 exercise of options .....................                                                         66,866         669
Issuance of warrants in conjunction
 with financing   ........................
Accretion of redeemable convertible
 preferred stock to redemption value                           8,147
Net loss .................................
                                             ---------     ---------    ------     ---------    ---------      ------
Balance at March 31, 1995  ...............   2,643,736     3,949,383    93,691     1,037,664    1,441,686      14,417

                                                            Accretion of         Deficit
                                                            Dividends on       Accumulated         Total
                                             Additional      Redeemable          in the        Stockholders'
                                              Paid in        Convertible       Development        Equity
                                              Capital      Preferred Stock        Stage          (Deficit)
                                            ------------  -----------------  ---------------  ---------------
Issuance of common stock in May
 1989 ....................................    $  1,667                                        $      5,000
Issuance of Series A preferred stock in
 March 1992 (net of legal costs of
 $12,336).................................                                                       1,037,664
Cumulative net loss for the period
 November 29, 1988 (date of
 inception) through March 31, 1992                                           $    (27,911)         (27,911)
                                             ----------      ----------      -------------    -------------
Balance at March 31, 1992  ...............       1,667                            (27,911)       1,014,753
Issuance of common stock in April
 1992 as payment for consulting
 services received   .....................          26                                                  78
Net loss .................................                                       (242,078)        (242,078)
                                             ----------      ----------      -------------    -------------
Balance at March 31, 1993  ...............       1,693                           (269,989)         772,753
Issuance of common stock in
 February 1994 as payment for
 consulting services received    .........          26                                                  78
Three-for-one stock dividend declared
 and paid in March 1994 ..................       5,156                            (15,467)
Issuance of Series B preferred stock in
 March 1994, net of issuance costs
 of $58,764 ..............................
Issuance of warrants in conjunction
 with financing   ........................      43,391                                              43,391
Net loss .................................                                       (616,480)        (616,480)
                                             ----------      ----------      -------------    -------------
Balance at March 31, 1994  ...............      50,266                           (901,936)         199,742
Issuance of common stock upon
 exercise of options .....................      27,415                                              28,084
Issuance of warrants in conjunction
 with financing   ........................       6,925                                               6,925
Accretion of redeemable convertible
 preferred stock to redemption value                           (8,147)                              (8,147)
Net loss .................................                                     (2,778,200)      (2,778,200)
                                             ----------      ----------      -------------    -------------
Balance at March 31, 1995  ...............      84,606         (8,147)         (3,680,136)      (2,551,596)

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)

            STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                              Redeemable Convertible
                                                 Preferred Stock        Convertible Preferred        Common Stock
                                            --------------------------  ----------------------  ----------------------
                                              Shares        Amount       Shares      Amount       Shares      Amount
                                            -----------  -------------  --------  ------------  -----------  ---------
Issuance of common stock upon
 exercise of options .....................                                                        38,399        384
Issuance of common stock in July
 1995 under license agreement    .........                                                        83,723        837
Accretion of redeemable convertible
 preferred stock to redemption value                            6,122
Issuance of warrants in conjunction
 with financing   ........................
Net loss .................................
                                             ---------      ---------    ------     ---------   ---------    ------
Balance at December 31, 1995  ............   2,643,736      3,955,505    93,691     1,037,664   1,563,808    15,638
Issuance of common stock upon
 exercise of options .....................                                                        67,309        673
Issuance of Series C preferred stock
 upon conversion of convertible
 notes and interest thereon in May
 1996, net of issuance costs of
$12,560 .................................    1,432,318      3,210,177
Issuance of warrants in conjunction
 with financing   ........................
Issuance of Series D preferred stock
 for cash in May 1996, net of
 issuance costs of $31,043 ...............   1,500,002      4,468,963
Issuance of Series D preferred stock
 upon conversion of Bridge Notes in
 May 1996   ..............................     200,000        600,000
Issuance of Series E preferred stock in
 May and August 1996, net of
 issuance costs of $117,628...............     868,329      4,882,372
Issuance of compensatory stock option
 grants  .................................
Repurchase of common stock from
 officer in May 1996 .....................                                                       (66,666)      (667)
Accretion of redeemable convertible
 preferred stock to redemption value                           86,790
Net income  ..............................
                                             ---------      ---------    ------     ---------   ---------    ------
Balance at December 31, 1996  ............   6,644,385    $17,203,807    93,691    $1,037,664   1,564,451    $15,644

                                                             Accretion of         Deficit
                                                             Dividends on       Accumulated         Total
                                             Additional       Redeemable           in the        Stockholders'
                                               Paid in        Convertible       Development         Equity
                                               Capital      Preferred Stock        Stage          (Deficit)
                                            -------------  -----------------  ----------------  --------------
Issuance of common stock upon
 exercise of options .....................      16,874                                               17,258
Issuance of common stock in July
 1995 under license agreement    .........      68,235                                               69,072
Accretion of redeemable convertible
 preferred stock to redemption value                              (6,122)                            (6,122)
Issuance of warrants in conjunction
 with financing   ........................      28,703                                               28,703
Net loss .................................                                       (4,892,928)     (4,892,928)
                                             ---------          ----------      ------------     ------------
Balance at December 31, 1995  ............     198,418           (14,269)        (8,573,064)     (7,335,613)
Issuance of common stock upon
 exercise of options .....................      38,313                                               38,986
Issuance of Series C preferred stock
 upon conversion of convertible
 notes and interest thereon in May
 1996, net of issuance costs of
$12,560 .................................
Issuance of warrants in conjunction
 with financing   ........................      78,236                                               78,236
Issuance of Series D preferred stock
 for cash in May 1996, net of
 issuance costs of $31,043 ...............
Issuance of Series D preferred stock
 upon conversion of Bridge Notes in
 May 1996   ..............................
Issuance of Series E preferred stock in
 May and August 1996, net of
 issuance costs of $117,628...............
Issuance of compensatory stock option
 grants  .................................      67,326                                               67,326
Repurchase of common stock from
 officer in May 1996 .....................    (269,333)                                            (270,000)
Accretion of redeemable convertible
 preferred stock to redemption value                             (86,790)                           (86,790)
Net income  ..............................                                          268,062         268,062
                                                                               ------------     ------------
                                             ---------          ----------      ------------     ------------
Balance at December 31, 1996  ............  $  112,960        $ (101,059)      $ (8,305,002)    $(7,239,793)


                                           Redeemable Convertible
                                               Preferred Stock           Convertible Preferred        Common Stock
                                        -----------------------------  -------------------------  ---------------------
                                           Shares          Amount        Shares       Amount        Shares     Amount
                                        -------------  --------------  ----------  -------------  -----------  --------
Issuance of common stock upon
 exercise of options (unaudited)   ...                                                                73,818       738
Accretion of redeemable convertible
 preferred stock to redemption value
 (unaudited)  ........................
Issuance of common stock upon initial
 public offering in February, 1997
 (unaudited)  ........................                                                             2,300,000    23,000
Conversion of preferred stock to
 common stock upon initial public
 offering in February 1997
 (unaudited)  ........................  (6,644,385)    (17,203,807)    (93,691)    (1,037,664)     4,750,278    47,503
Issuance of compensatory stock option
 grants (unaudited)    ...............
Net loss (unaudited)   ...............
                                        ----------     -----------     -------     ----------      ---------    ------
Balance at September 30, 1997
 (unaudited)  ........................           0               0           0              0      8,688,547    86,885
                                        ===========    ============    ========    ===========     ==========   =======


                                                        Accretion of         Deficit
                                                        Dividends on       Accumulated         Total
                                         Additional      Redeemable           in the        Stockholders'
                                          Paid in        Convertible       Development         Equity
                                          Capital     Preferred Stock         Stage          (Deficit)
                                        ------------  -----------------  ----------------  --------------
Issuance of common stock upon
 exercise of options (unaudited)   ...       37,093                                              37,831
Accretion of redeemable convertible
 preferred stock to redemption value
 (unaudited)  ........................                    101,059                               101,059
Issuance of common stock upon initial
 public offering in February, 1997
 (unaudited)  ........................   14,245,564                                          14,268,564
Conversion of preferred stock to
 common stock upon initial public
 offering in February 1997
 (unaudited)  ........................   18,092,909                                          17,102,748
Issuance of compensatory stock option
 grants (unaudited)    ...............        3,393                                               3,393
Net loss (unaudited)   ...............                                      (3,743,196)      (3,743,196)
                                         ----------      --------         ------------      -----------
Balance at September 30, 1997
 (unaudited)  ........................  $32,491,919             0         $(12,048,198)     $20,530,606
                                        ============     ========         ============      ===========

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)

                           STATEMENTS OF CASH FLOWS

                                                       Nine months
                                       Year ended         ended         Year ended
                                       March 31,       December 31,    December 31,
                                          1995             1995            1996
                                    ----------------  --------------  ---------------
Operating activities
Net income (loss)  ...............   $ (2,778,200)    $(4,892,928)    $    268,062
Adjustments to reconcile
 net income (loss) to cash
 provided (used) by
 operating activities:
   Depreciation and
    amortization   ...............        285,515         396,673          549,241
   Expenses paid with
    equity instruments   .........                         67,816          136,526
 Change in operating
   assets and liabilities:
   Accounts receivable  ..........
      Prepaid expenses, other
       current assets and other
       assets  ...................         (2,769)         16,411           14,517
   Accounts payable and
    accrued expenses  ............        (36,009)        872,018          707,588
                                     ------------     ------------    -------------
 Net cash provided (used)
   by operating activities  ......     (2,531,463)     (3,540,010)       1,675,934
Investing activities
Purchase of fixed assets .........       (367,830)       (324,429)        (694,893)
Proceeds from lease
 financing of fixed assets  ......         41,468         511,145           17,173
Purchase of marketable
 securities  .....................                                      (7,996,186)
Proceeds from sale of
 marketable securities   .........      2,356,510
Issuance of notes receivable
 from officer   ..................                        (50,000)        (230,000)
                                     ------------     ------------    -------------
 Net cash provided (used)
   by investing activities  ......      2,030,148         136,716       (8,903,906)
                                     ------------     ------------    -------------

                                                                          Period
                                                                      from inception
                                                                       (November 28,
                                           Nine months ended             1988) to
                                             September 30,             September 30,
                                        1996            1997               1997
                                    ------------  -----------------  -----------------
                                              (Unaudited)               (Unaudited)
Operating activities
Net income (loss)  ...............  $2,337,832    $   (3,743,195)    $  (12,032,730)
Adjustments to reconcile
 net income (loss) to cash
 provided (used) by
 operating activities:
   Depreciation and
    amortization   ...............    406,169            408,173          2,060,818
   Expenses paid with
    equity instruments   .........    136,526                               204,342
 Change in operating
   assets and liabilities:
   Accounts receivable  ..........   (665,088)          (854,614)          (854,614)
   Prepaid expenses, other
    current assets and other
    assets  ......................         32            227,951             88,302
   Accounts payable and
    accrued expenses  ............    341,110                312          1,952,101
                                    ----------    ---------------    ---------------
 Net cash provided (used)
   by operating activities  ......  2,556,581         (3,961,373)        (8,581,781)
Investing activities
Purchase of fixed assets .........   (542,812)          (571,089)        (2,954,141)
Proceeds from lease
 financing of fixed assets  ......     17,173            302,365          1,425,218
Purchase of marketable
 securities  .....................                  (141,970,964)      (152,323,660)
Proceeds from sale of
 marketable securities   .........                   130,228,700        132,585,210
Issuance of notes receivable
 from officer   ..................   (230,000)                             (280,000)
                                     ------------     ------------    -------------
 Net cash provided (used)
   by investing activities  ......   (755,639)       (12,010,988)       (21,547,373)
                                    ----------    ---------------    ---------------

                              EPIX MEDICAL, INC.
                     (A Company in the Development Stage)

                     STATEMENTS OF CASH FLOWS--(Continued)

                                                                                                                     Period
                                                                                       Nine months ended          from inception
                                                 Nine months                             September 30,            (November 12,
                                  Year ended        ended         Year ended    -------------------------------     1988) to
                                   March 31,     December 31,    December 31,                                     September 30,
                                     1995            1995            1996            1996            1997             1997
                                 -------------  --------------  --------------  --------------  ---------------  ---------------
                                                                                          (Unaudited)              (Unaudited)
Financing activities:
Repayment of capital lease
 obligations ..................   $ (245,399)    $ (245,489)     $ (274,143)        (217,173)       (178,891)     $ (1,105,625)
Proceeds from issuance of
 promissory notes  ............                   2,700,000         300,000          300,000                         3,000,000
Proceeds from issuance of
 bridge notes   ...............                                     600,000          600,000                           600,000
Proceeds from sale of Series
 B redeemable convertible
 preferred stock   ............                                                                                      3,941,236
Proceeds from sale of Series
 D redeemable convertible
 preferred stock   ............                                   4,468,963        4,468,963                         4,468,963
Proceeds from sale of Series
 E redeemable convertible
 preferred stock   ............                                   4,882,372        4,882,372                         4,882,372
Proceeds from sale of Series
 A convertible preferred
 stock ........................                                                                                      1,037,664
Repurchase of stock from
 officer  .....................                                    (270,000)        (270,000)                         (270,000)
Sale of common stock  .........       28,084         18,514          38,986                       14,268,564        14,268,564
Proceeds from issuance of
 stock options and
 warrants .....................                         600                           19,768          41,224           132,408
                                  ----------     ----------      ----------      -----------    -------------     ------------
Net cash provided (used) by
 financing activities .........     (217,315)     2,473,625       9,746,178        9,783,930      14,130,897        30,955,582
                                  ----------     ----------      ----------      -----------    -------------     ------------
Increase (decrease) in cash
 and cash equivalents .........     (718,630)      (929,669)      2,518,206       11,584,872      (1,841,464)          826,428
Cash and cash equivalents
 at beginning of period  ......    1,797,985      1,079,355         149,686          149,686       2,667,892
                                  ----------     ----------      ----------      -----------    -------------     ------------
Cash and cash equivalents
 at end of period  ............   $1,079,355     $  149,686      $2,667,892      $11,734,558    $    826,428      $    826,428
                                  ==========     ==========      ==========      ===========    =============     ============
Supplemental cash flow
 information
Cash paid for interest   ......   $   78,672     $   51,441      $   96,455      $    81,319    $     26,807      $    320,351
                                  ==========     ==========      ==========      ===========    =============     ============

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION


     EPIX Medical, Inc. ("EPIX" or the "Company") was formed on November 29, 1988 as a Delaware corporation and commenced operations in 1992. The Company is developing targeted contrast agents both to improve the capability and expand the use of magnetic resonance imaging ("MRI") as a tool for diagnosing human disease. The Company's principal product under development, MS-325, is an injectable contrast agent designed for multiple vascular imaging indications.

     The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, and has, since inception, been engaged in the research and development of its product candidates as well as seeking regulatory clearances and patent protection and raising capital to fund operations.

     As more fully described in Note 15, the Company completed an initial public offering of 2,300,000 shares of its Common Stock at a price of $7.00 per share. The net proceeds, after underwriter discounts and offering expenses, aggregated approximately $14.3 million which the Company expects to use for research and development and funding of clinical trials in support of regulatory approvals and for general corporate purposes.


     Change of Year End
     Subsequent to March 31, 1995, the Company elected to change its fiscal year end from March 31 to December 31.


     Reverse Stock Split
     A reverse stock split was approved by the Board of Directors and Stockholders of the Company in December 1996, whereby one share of Common Stock is outstanding after the split for each 1.5 shares of Common Stock outstanding prior to the split. All share and per share amounts related to Common Stock presented in the accompanying financial statements have been restated to reflect the reverse stock split.


     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Significant Revenues
     For the year ended December 31, 1996, one source represented 70% of revenues and another source represented 30% of revenues. All of the revenues received during the nine-month period ended December 31, 1995 were derived from a single source. For the year ended March 31, 1995, one source represented 61% and another source represented 39% of the total revenues.


2. SIGNIFICANT ACCOUNTING POLICIES


     Unaudited Interim Financial Statements
     The balance sheet as of September 30, 1997 and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the nine months ended September 30, 1996 and 1997 and the period from inception (November 29, 1988) to September 30, 1997, are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Cash and Cash Equivalents
     The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of money market accounts and short-term investments.

     Property and Equipment
     Property and Equipment are recorded at historical cost. Depreciation on laboratory equipment and furniture, fixtures and other equipment is determined using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the asset life or the remaining life of the lease. Expenditures for maintenance and repairs are charged to expense; betterments are capitalized.

     Capital Lease Obligations
     Assets and liabilities relating to capital leases are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease.

     Income Taxes
     The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return. A valuation allowance is provided to the extent that there is uncertainty as to the Company's ability to generate taxable income in the future to realize the benefit from its net deferred tax asset.

     Fair Value of Financial Instruments
     In 1995, the Company adopted SFAS No. 107, "Disclosure About the Fair Value of Financial Instruments," which requires the disclosure of the fair value of financial instruments. At December 31, 1996 and 1995, the Company's financial instruments consist of cash, cash equivalents, marketable securities, notes receivable from a related party, accounts payable and accrued expenses, capital lease obligations, promissory notes payable and mandatorily redeemable preferred stock. Fair value of issued equity instruments is based upon negotiated prices and includes cash and the fair value of other consideration received. The fair value of available-for-sale securities at December 31, 1996 approximates cost.

     Mandatorily Redeemable Preferred Stock
     Mandatorily redeemable preferred stock is recorded upon issuance at fair value, net of issuance costs, and periodically accreted to redemption value using the interest method.

     Revenue Recognition
     Revenues from non-refundable license fees are recognized upon execution of the underlying license agreement. Option, license and milestone payments under collaborative agreements are recorded as earned based upon the provisions of each agreement. Payments received for which revenue has not been earned are recorded as deferred revenue.

     Technology, Licenses and Patents
     Costs associated with technology, licenses and patents are expensed as incurred.

     Stock-Based Compensation
     The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards No.

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

123, "Accounting for Stock-Based Compensation." ("SFAS 123"). The Company will provide the required disclosures as put forth in SFAS 123. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.


     Net Income (Loss) Per Share
     Net loss per share for the nine month period ended September 30, 1997 is computed using the weighted-average number of outstanding shares of common stock assuming all convertible preferred stock were converted into common stock at the beginning of the period. Common stock equivalents, consisting of options and warrants, are excluded from the calculation because they are anti-dilutive.


     Net income per share for the nine month period ended September 30, 1996 and the nine and twelve month periods ended December 31, 1996 and 1995 are computed using the weighted-average number of outstanding shares of common stock and common stock equivalents, assuming conversion of convertible stock into common stock (as of their original date of issuance). For these periods common stock equivalents are excluded from the net income (loss) per share computation when their effect is anti-dilutive; however, pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to stock options and warrants (using the treasury stock method and an assumed initial public offering price) and convertible preferred stock issued during the twelve-month period prior to the initial public offering are included for pro forma purposes, whether or not they are anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Financial Standards No. 128, "Earnings Per Share" (FAS 128), which simplifies the calculation of earnings per share and creates a standard of comparability to the recently issued International Accounting Standard No. 33, "Earnings Per Share". Since early application is not permitted, the Company will adopt this standard in the fourth quarter of 1997. The earnings per share calculations required under FAS 128 are not materially different from the net loss per share calculation for the nine month period ended September 30, 1997 as presented herein.


     Accounting Pronouncement
     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets. The Company has adopted this standard in 1996, and its adoption did not have a material impact on the Company's financial position or results of operations.


3. MARKETABLE SECURITIES

     Marketable Securities consist of the following:

                                         December 31,
                                            1996
                                        -------------
   Available-for-sale securities:
   Federal agency obligations  ......   $ 7,496,886
   Bank obligations   ...............       499,300
                                        ------------
                                        $ 7,996,186
                                        ============

     The fair value of available-for-sale securities at December 31, 1996 approximates cost. The above marketable securities all mature within one year or less.

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                                   December 31
                                                            --------------------------
                                                                1996          1995
                                                            ------------   -----------
   Laboratory equipment .................................   $1,520,170     $1,163,370
   Leasehold improvements  ..............................      516,160        462,099
   Furniture, fixtures and other equipment   ............      470,169        215,869
                                                            -----------    -----------
                                                             2,506,499      1,841,338
   Less accumulated depreciation and amortization  ......    1,512,320        984,426
                                                            -----------    -----------
                                                            $  994,179     $  856,912
                                                            ===========    ===========


5. LEASES

     The Company has entered into a number of capital leases for equipment, including sale and leaseback transactions involving certain equipment. Assets under capital leases, the majority of which are laboratory equipment, totaled $1,382,350 and $1,320,994 at December 31, 1996 and 1995, respectively.
Accumulated amortization relating to assets under capital leases was $993,437 and $661,257 at December 31, 1996 and 1995, respectively. In December 1996 the Company arranged a new lease facility which provides for additional lease financing up to an aggregate of $1 million.

     Additionally, the Company leases office space under operating lease arrangements. The initial term of the lease expires in December 1997 and is renewable with 12 months notice for an additional five-year term.

     Future minimum commitments under leases with non-cancelable terms of one or more years are as follows at December 31, 1996:

                                                   Capital      Operating
                                                    Leases       Leases
                                                  ----------   ----------
   1997 .......................................   $252,161     $197,556
   1998 .......................................    186,555
   1999 .......................................     10,761
                                                  ---------    ---------
   Total minimum lease payments ...............    449,477     $197,556
                                                               =========
   Less amounts representing interest .........     64,637
                                                  ---------
   Present value minimum lease payments  ......    384,840
   Less amounts due within one year   .........    208,571
                                                  ---------
                                                  $176,269
                                                  =========

     Rent expense amounted to approximately $174,666, $86,100 and $94,600 for the twelve months ended December 31, 1996, the nine months ended December 31, 1995 and the twelve months ended March 31, 1995, respectively.

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:




                                                                December 31
                                                         --------------------------
                                                             1996          1995
                                                         ------------   -----------
   Accounts payable  .................................   $  428,746     $  615,174
   Accrued development expenses  .....................      963,447        435,562
   Accrued interest expense   ........................                      99,616
   Accrued legal expense   ...........................      176,209
   Accrued public offering costs .....................      294,893
   Accrued license restructuring cost  ...............      250,000
   Other accrued expenses  ...........................      112,418         93,849
                                                         -----------    -----------
   Total accounts payable and accrued expenses  ......   $2,225,713     $1,244,201
                                                         ===========    ===========


7. PROMISSORY NOTES

     During 1995, the Company issued 10% Promissory Notes ("Promissory Notes") in an aggregate amount of $2,700,000 which became due upon demand on or after February 15, 1996.

     In January 1996, the Company issued convertible promissory notes for an aggregate amount of $3,015,862 ("Convertible Notes") in exchange for $300,000 of cash and cancellation of the Promissory Notes and accrued interest thereon. The Convertible Notes were issued at an annual interest rate of 10% and became due upon demand on or after February 15, 1996.

     In February 1996, the Company issued additional convertible promissory notes for an aggregate amount of $600,000 ("Bridge Notes") which became due upon demand, with interest at a rate of 10% per year.

     In May 1996 the Promissory Notes and Bridge Notes were converted to Redeemable Convertible Preferred Stock (see Note 8). Because it was contemplated that the Convertible Notes for which the Promissory Notes were subsequently exchanged would be converted during 1996, the Promissory Notes were classified as long-term at December 31, 1995.


8. CAPITAL STOCK

     In addition to the sale of its Common Stock, the Company has authorized and issued one series of convertible preferred stock ("Series A Preferred Stock") and four series of redeemable, convertible preferred stock ("Series B, Series C, Series D and Series E Preferred Stock").

     In May 1996, the Convertible Notes (see Note 7) and accrued interest thereon were converted at a conversion price of $2.25 into 1,432,318 shares of the Company's Series C Preferred Stock.

     In May 1996, the Company issued 1,700,002 shares of Series D Preferred Stock, priced at $3.00 per share, in exchange for cash and cancellation of the Bridge Notes (see Note 7) and accrued interest thereon.

     The sale of the Series E Preferred Stock, was completed in two separate closings, one in May 1996 and the other in August 1996, for a total of 868,329 shares at a price of $5.76 per share.


     Conversion Rights of Preferred Stockholders
     The following table shows the number of shares of Common Stock into which outstanding shares of each Series of Preferred Stock are convertible at December 31, 1996:

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

8. CAPITAL STOCK (Continued)

   Series A  ......     320,723
   Series B  ......   1,762,484
   Series C  ......     954,872
   Series D  ......   1,133,325
   Series E  ......     578,885
                      ----------
   Total  .........   4,750,289
                      ==========

     The number of shares of Common Stock into which shares of Preferred Stock are convertible is subject to adjustment upon the occurrence of certain events principally related to changes in the capital structure, such as stock splits, stock dividends, business combination or other recapitalization or reorganization affecting such shares. All shares of Preferred Stock automatically convert to Common Stock upon an initial public offering meeting certain criteria related to size and share price.


     Redemption Rights
     Under the Company's Restated Certificate of Incorporation adopted in May 1996, at any time on or after May 29, 2001, holders of two thirds of the then outstanding shares of the Series B, Series C, Series D and Series E Preferred Stock may require the Company to redeem such series of preferred stock at specified redemption prices (equal, as of December 31, 1996, to the original purchase price of each such series) plus any undeclared but unpaid dividends thereon. The consent of the holders of a majority of the outstanding shares of Series D Preferred Stock is required to effect a redemption of any securities prior to the redemption of Series D Preferred Stock. The holders of Series C and Series E Preferred Stock are entitled to a $.05 per share annual dividend if, when and as declared by the Board of Directors which must be paid prior to payment of any other dividends.


     Voting Rights and Election of Directors
     Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible. The Series A Preferred Stockholders with the Common Stockholders, voting as a single class, have the right to elect two directors of the Company. The holders of Series B and Series C Preferred Stock, voting as a single class, are also entitled to elect two directors. All other directors are elected by the Preferred Stockholders and Common Stockholders voting together as a single class.


     Liquidation Preferences
     In the event of a liquidation, dissolution or winding up of the Company the holders of Preferred Stock are entitled to receive a specified per share amount (in each case subject to adjustment, in the event of any stock dividends, stock split, combination or other similar recapitalization affecting such shares) plus any other declared but unpaid dividends thereon. In addition, holders of Series B, Series C, Series D and Series E Preferred Stock are entitled to receive a preferential, cumulative cash dividend of 18% per annum, compounded annually from the date of issuance. In the event of liquidation, the holders of Series D Preferred Stock rank senior to all other Series of Preferred Stock. The following table shows, by Series, the specified per share amount and accrued dividends payable to Preferred Stockholders upon liquidation as of December 31, 1996:

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

8. CAPITAL STOCK (Continued)


                        Per share        Total
                       Liquidation     Accumulated
                        Price ($)     Dividends ($)
                      -------------   ------------
   Series A  ......      $11.21
   Series B  ......        1.51         $22,446
   Series C  ......        2.25          41,267
   Series D  ......        3.00           3,612
   Series E  ......        5.76          33,734


     On December 10, 1996, the Company filed a registration statement with the Securities and Exchange Commission in order to permit the Company to sell shares of its Common Stock to the public. Upon consummation of the offering, all of the Preferred Stock issued and outstanding will automatically convert into 4,750,289 shares of Common Stock. Immediately following such conversion, all currently outstanding shares of Preferred Stock will be canceled, retired and eliminated from the Company's authorized shares of capital stock and the number of authorized shares of Preferred Stock will be decreased to 1,000,000 shares.


9. WARRANTS

     In connection with a master lease line (see Note 5), the Company has issued warrants to purchase shares of Series A, Series B and Series C Preferred Stock. In connection with the issuance of Bridge Notes and the sale of Series D preferred stock, the Company issued warrants to purchase shares of Series D Preferred Stock (see Note 6). Information on warrants issued through and outstanding as of December 31, 1996 is as follows:


                       Exercisable Warrants        Exercised Warrants
                      ----------------------   --------------------------
                            Shares of            Shares of       Warrant
                         Preferred Stock        Common Stock     Exercise
Description                  Reserved             Reserved       Price ($)
-------------------   ----------------------   --------------   ---------
   Series A  ......           10,697               36,618         $11.21
   Series B  ......           11,402                7,601           1.51
   Series C  ......           13,218                8,812           4.54
   Series D  ......           40,000               26,665           3.00


     Warrants for the purchase of 9,365 and 1,332 shares of the Company's Series A Preferred Stock expire the earlier of five years from the date of an initial public offering or on December 21, 2002 and August 5, 2002, respectively. Warrants to purchase 11,402 shares of the Company's Series B Preferred Stock and 13,218 shares of the Company's Series C Preferred Stock expire on the earlier of five years from the date of an initial public offering or June 6, 2004 and August 2, 2005, respectively.

     The value ascribed to the warrants aggregating $79,019 has been accounted for as additional paid in capital.


10. EQUITY PLANS


     Equity Incentive Plan
     On July 1, 1992, the Company adopted the 1992 Equity Incentive Plan, which provides stock awards to purchase shares of Common Stock to be granted to employees and consultants under incentive and non-statutory stock option agreements. In December 1996, the Company amended the 1992 Equity Incentive Plan (as amended, "the Equity Plan") to, among other things, increase the number of shares reserved for issuance pursuant to grants. The Equity Plan provides for the grant of stock options (incentive and non-statutory), stock appreciation rights, performance shares, restricted stock or stock units for the purchase of an aggregate of

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10. EQUITY PLANS (Continued)

1,599,901 shares of Common Stock, subject to adjustment for stock-splits and similar capital changes. Awards under the Equity Plan can be granted to officers, employees and other individuals as determined by the Board of Directors, or at the election of the Board of Directors, the Compensation Committee which administers the Equity Plan. The Board of Directors or the Compensation Committee, as the case may be, selects the participants and establishes the terms and conditions of each option or other equity right granted under the Equity Plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable.

     Stock option information relating to the Equity Incentive Plan is as follows:

                                                                                                                    Weighted
                                                                    Weighted                                        average
                                 Options       Option price         average        Available for                   exercisable
                               Outstanding    range per share    exercise price        Grant        Exercisable      price
                              -------------  -----------------  ----------------  ---------------  -------------  ------------
March 31, 1993  ............     107,976          $0.42              $0.42            725,259           6,975        $0.42
 Granted  ..................     142,648          $0.42              $0.42
                               ---------
March 31, 1994  ............     250,624          $0.42              $0.42            582,611          34,592        $0.42
 Granted  ..................     359,131          $0.45              $0.43
 Exercised   ...............     (66,866)         $0.42              $0.42
 Canceled ..................      (1,400)         $0.42              $0.42
                               ---------
March 31, 1995  ............     541,489        $0.42-$0.45          $0.43            224,880         143,207        $0.43
 Granted  ..................     133,993        $0.45-$0.83          $0.55
 Exercised   ...............     (38,399)       $0.42-$0.45          $0.45
 Canceled ..................     (40,933)       $0.42-$0.45          $0.45
                               ---------
December 31, 1995  .........     596,150        $0.42-$0.83          $0.47            131,820         200,631        $0.44
 Granted  ..................     753,896        $0.83-$8.50          $3.59
 Exercised   ...............     (67,309)       $0.42-$0.83          $0.58
 Canceled ..................      (4,934)       $0.42-$0.45          $0.45
                               ---------
December 31, 1996  .........   1,277,803        $0.42-$8.50          $2.30            149,524         392,933        $1.21
 Granted (unaudited)  ......     492,175       $6.50-$12.00          $8.58
 Exercised (unaudited)   ...     (73,818)       $0.42-$4.50          $0.51
 Cancelled (unaudited)   ...     (23,056)       $2.25-$8.50          $7.13
                               ---------
September 30, 1997
 (unaudited) ...............   1,673,104       $0.42-$12.00          $4.16            180,405         438,252        $1.69
                               =========

     1996 Employee Stock Purchase Plan
     In December 1996, the Company adopted the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which employees may purchase shares of Common Stock at a discount from fair market value. There are 66,666 shares of Common Stock reserved for issuance under the Purchase Plan. To date, no shares of Common Stock have been issued under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the code. Rights to purchase Common Stock under the Purchase Plan are granted at the discretion of Board of Directors or, at the election of the Board of Directors, the Compensation Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of Common Stock in an offering

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10. EQUITY PLANS (Continued)


is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The Purchase Plan terminates in December 2006.


     1996 Directors Stock Option Plan
     In December 1996, the Board of Directors and stockholders of the Company adopted the Company's 1996 Director Stock Option Plan (the "Director Plan"). All of the directors who are not employees of the Company (the "Eligible Directors") are currently eligible to participate in the Director Plan. There are 66,666 shares of Common Stock reserved for issuance under the Director Plan. Upon the election or reelection of an Eligible Director, such director is automatically granted an option to purchase 6,666 shares of Common Stock (the "Option"). Each Option becomes exercisable with respect to 1,333 shares on each anniversary date of grant for a period of five years, provided that the option holder is still a director of the Company at the opening of business such date. The Options have a term of ten years. The exercise price for the Options is equal to fair value at the date of grant. The exercise price may be paid in cash or shares of Common Stock or combination of both.


     FAS 123 Pro Forma Information
     The pro forma information as required by FAS 123 is presented below and has been determined as if the Company accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For pro forma purposes the fair value of the options is amortized over the options' vesting period:


                                                                               Nine Months
                                                              Year ended          ended
                                                             December 31,      December 31,
                                                                 1996              1995
                                                            --------------   ----------------
Assumptions:
   Risk free interest rates   ...........................         6.34%               5.85%
   Dividend yields   ....................................
   Volatility factors   .................................         0.60                0.60
   Weighted average option life (in years)   ............         5.53                4.92
Pro forma amounts
   Weighted average fair value of options granted  ......        $2.16               $0.31
   Weighted average contractual life (in years) .........         8.59                8.53
   Net income (loss) ....................................      $48,866         $(4,896,608)
   Net income (loss) per share   ........................        $0.01              $(0.70)


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition option valuation models require the use of highly subjective assumptions. Because the Company's stock options have characteristics that are significantly different from traded options and because changes in the valuation assumptions can materially affect the fair value estimate, in Management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


11. INCOME TAXES


     The Company has incurred losses since inception and, due to the degree of uncertainty related to the ultimate use of the loss carryforwards, fully reserved this tax benefit. The Company has the following total deferred tax assets as of December 31, 1996 and 1995:

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

11. INCOME TAXES (Continued)


                                                                   December 31,
                                                         ---------------------------------
                                                              1996              1995
                                                         ---------------   ---------------
Deferred tax assets  .................................
   Net operating loss carryforwards ..................    $  2,921,000      $  3,137,000
   Research and development tax credits   ............         400,000           300,000
   Book over tax depreciation and amortization  ......         383,000           113,400
   Other .............................................          18,000            19,900
                                                          ------------      ------------
Total deferred tax assets  ...........................       3,722,000         3,570,300
Valuation allowances .................................      (3,722,000)       (3,570,300)
                                                          ------------      ------------
Deferred income taxes, net ...........................    $        -0-      $        -0-
                                                          ============      ============

     As of December 31, 1996, the Company has net operating loss carryforwards for income tax purposes of approximately $7.3 million, which expire through the year 2010. The valuation allowance increased by $151,700 during the twelve months ended December 31, 1996, $2,088,700 during the nine months ended December 31, 1995 and $1,212,900 during the twelve months ended March 31, 1995, due primarily to the additional allowance for the net operating losses incurred in the respective periods. The tax net operating loss carryforwards differ from the accumulated deficit principally due to temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes.

     As a result of an ownership change occurring in May 1996 (see Note 8), the Company's ability to utilize its tax loss carryforwards and tax credits is subject to limitations as defined in Internal Revenue Code Sections 382 and 383. The Company currently estimates that their annual limitation on the use of tax loss carryforwards through May 31, 1996 will be approximately $900,000. Research and development tax credits through May 31, 1996 of approximately $300,000 cannot be utilized until such tax loss carryforwards are fully utilized.


12. DEFINED CONTRIBUTION PLAN
     During the year ended March 31, 1995, the Company began a defined contribution 401(k) plan which covers substantially all employees. The plan permits participants to make contributions from 1% to 15% of their compensation (as defined).


13. RELATED PARTY TRANSACTION
     During 1995 and 1996 the Company received promissory notes from one executive officer and director. These transactions are summarized below:


                                                                         Shares of
                                                      Interest     Company Common Stock
      Date of Note            Term      Amount ($)    Rate (%)    Provided as Collateral
------------------------   ----------   ----------   ----------   ----------------------
   June 26, 1995  ......   10 years     $50,000       7.31%              14,814
   April 5, 1996  ......   10 years      50,000       6.51               14,814
   May 31, 1996   ......   10 years     230,000       6.83               44,444


     The notes are subject to certain acceleration clauses. In May 1996, the Company also repurchased from the same officer of the Company, 66,666 shares of Common Stock at a price per share of $4.05.


14. SIGNIFICANT AGREEMENTS

     The Company has a license agreement with Massachusetts General Hospital ("MGH") for the exclusive license of a number of patents and patent applications on which the Company's research and development efforts are significantly based. In exchange, the Company will remit royalties based on a specified percentage of

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

14. SIGNIFICANT AGREEMENTS (Continued)

revenues. Under this agreement, the Company is required to pay for all patent application costs related to the licensed technology. On July 10, 1995, the Company issued and sold to the MGH 83,723 shares of the Company's Common Stock for $1,256 as consideration for certain modifications to the license. The Company expensed the difference between proceeds received and fair value at the time of issuance, approximately $68,000.

     In March 1992, the Company entered into an Agency Agreement with Sumitomo Corp. ("Sumitomo") to assist the Company in entering into collaboration and licensing arrangements with other companies in Japan for the development, manufacture, distribution and sale of the Company's future products. At that time, Sumitomo purchased 66,923 shares of the Company's Series A Preferred Stock, $.01 par value, for $11.21 per share. In October 1995, Sumitomo assigned the Agency Agreement and its shares to Summit Pharmaceutical International Corporation ("Agent"). Under the terms of the amended Agency Agreement, which expired and was extended for one year in March 1996, the Company is required to pay the Agent certain commissions and fees, based on a stipulated percentage of amounts received by the Company as license fees, milestone payments or capital investments.

     Also, in March 1992, the Company entered into a $3.5 million development and license agreement with, a Japanese manufacturer and distributor ("Japanese Manufacturer and Distributor") of medical products. Under the terms of the agreement, the Company received funding for research and development through the sale of Preferred Stock and license rights to the Company's liver MRI contrast agent product candidate. In March of 1992, the Japanese Manufacturer and Distributor purchased an equity interest in the Company in accordance with the agreement by acquiring 26,768 shares of Series A Preferred Stock for $11.21 per share. As of December 31, 1996, the Company had received an aggregate of $2.7 million in revenues (net of withholding tax) under this agreement.

     In December 1996, the Company and the Japanese Manufacturer and Distributor agreed to restructure the existing agreement. In connection with the restructuring, the parties terminated further collaboration efforts and the Japanese Manufacturer and Distributor relinquished its exclusive rights in Japan to the liver MRI agent in exchange for a non-exclusive technology license and a $250,000 payment from the Company. The Company is entitled to receive royalties based upon specified percentage of future revenues, if any, from the sale of liver MRI contrast agents by the Japanese Manufacturer and Distributor.

     In March 1996, the Company entered into marketing, development and license agreements with Daiichi Radioisotope Laboratories Ltd., a Japanese pharmaceutical company ("Daiichi") covering the Company's vascular MRI contrast agent. During 1996, the Company received a license fee of $3.0 million (net of withholding tax) upon execution of the agreement and proceeds from the issuance of 868,329 shares of Series E Preferred Stock at price of $5.76 per share (see
Note 8). In addition, the Company is entitled to receive future milestone payments of up to $3.3 million (net of withholding tax) The agreements also provide for the Company to supply product to Daiichi and to receive royalties for sales made by Daiichi in Japan.

     In August 1996, the Company entered into a strategic collaboration agreement with Mallinckrodt Group Inc. ("Mallinckrodt"), a U.S. pharmaceutical company, involving research, development and marketing of MS-325 and future MRI vascular contrast agents developed or in-licensed by either party. Under the terms of the agreement, Mallinckrodt and the Company will share equally in funding a portion of the cost of developing MS-325. Mallinckrodt will have the right to manufacture MS-325 and to market the product worldwide except Japan. During 1996, the Company received a $6.0 million license fee payment upon execution of the agreement and is eligible to receive a future additional $2.0 million upon the earlier of the completion of a specified milestone or a designated date. Under the agreement, the Company will share in future operating profits from the sale of products covered under the agreement.

                              EPIX MEDICAL, INC.
                      (A Company in the Development Stage)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

15. SUBSEQUENT EVENTS

     On February 4, 1997 the Company completed an initial public offering of 2,000,000 shares of its Common Stock at a price of $7.00 per share. On February 13, 1997 the Company issued an additional 300,000 shares of its Common Stock at a price of $7.00 per share to cover an underwriters over-allotment option. The net proceeds, after underwriter discounts and offering expenses, aggregated approximately $14.3 million which the Company expects to use for research and development and funding of clinical trials in support of regulatory regulatory and reimbursement approvals and for general corporate purposes. In connection with the initial public offering, all shares of previously outstanding Preferred Stock were converted to Common Stock and cancelled, retired and eliminated from the Company's authorized capital stock and the number of authorized shares of Preferred Stock was decreased to 1,000,000 shares.

[INSIDE BACK COVER]

MS-325: NONINVASIVE CARDIOVASCULAR IMAGING
--------------------------------------------------------------------------------
[EPIX LOGO]

EPIX Medical, Inc. is developing targeted contrast agents to improve the capability of magnetic resonance imaging ("MRI") to diagnose human disease. The Company's principal product under development, MS-325, is an injectable vascular contrast agent. The Company believes that MS-325 will simplify the diagnostic pathway for a number of diseases and in many cases replace highly invasive and expensive X-ray angiography. The Company does not have any commercially available products at this time.


--------------------------------------------------------------------------------
X-RAY ANGIOGRAPHY



[bullet] X-ray angiography is generally
         considered to be the definitive
         diagnostic exam for assessing
         cardiovascular disease.

[bullet] Over 3.3 million diagnostic
         X-ray angiograms are performed
         annually in the U.S.
                                          [Photograph of X-ray angiography]

[bullet] X-ray angiography is highly
         invasive (i.e., more invasive
         than a peripheral intravenous    [Photograph of X-ray angiogram]
         injection ("I.V.") up to and
         including a surgical
         procedure), painful and
         expensive.
                                          [Photograph of X-ray angiography]

[bullet] A catheter is fed into the
         patient through an arterial
         puncture in the groin area to
         introduce contrast media and
         enable an X-ray to be taken.

[bullet] Complications from X-ray
         angiography include renal
         failure, limb loss and death.



-------------------------------------------------------------------------------
THE EPIX    [bullet] EPIX is developing MS-325 to
SOLUTION             provide physicians with a
                     clinically superior,
                     noninvasive (i.e., no more
                     invasive than a peripheral
                     I.V.) and cost-effective
                     diagnostic procedure.
                                                       [Photograph of MRI exam]

            [bullet] The patient receives a single
                     injection of MS-325 in an arm
                     vein and then enters an MRI
                     scanner.

            [bullet] MS-325 binds to the blood
                     protein albumin and is designed
                     to be excreted safely through
                     the kidneys over time.

            [bullet] A Phase II clinical trial
                     to test the safety and
                     preliminary efficacy of
                     MS-325 for the evaluation of
                     peripheral vascular disease
                     began in June 1997.

            [bullet] A Phase II clinical trial
                     to test the safety and feasibility
                     of MS-325 for the evaluation of
                     coronary artery disease began in
                     September 1997.


--------------------------------------------------------------------------------
MS-325 IS CURRENTLY BEING EVALUATED IN PHASE II CLINICAL TRIALS AND NEITHER MS-325 NOR OTHER CONTRAST AGENTS UNDER DEVELOPMENT HAVE RECEIVED MARKETING APPROVAL FROM THE FDA OR ANY FOREIGN REGULATORY BODY.

================================================================================

    No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations
   Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful, or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.


                            ----------------------

                               TABLE OF CONTENTS

                                                      Page
                                                   ----------
     Prospectus Summary    .....................        3
     Risk Factors    ...........................        5
     Use of Proceeds    ........................       14
     Price Range of Common Stock    ............       15
     Dividend Policy    ........................       15
     The Company  ..............................       15
     Capitalization  ...........................       16
     Dilution  .................................       17
     Selected Financial Data  ..................       18
     Management's Discussion and Analysis
        of Financial Condition and Results
        of Operations   ........................       19
     Business  .................................       22
     Management   ..............................       41
     Certain Transactions  .....................       49
     Principal and Selling Stockholders   ......       51
     Description of Capital Stock   ............       53
     Shares Eligible for Future Sale   .........       55
     Underwriting    ...........................       56
     Legal Matters   ...........................       57
     Experts   .................................       57
     Available Information    ..................       57
     Index to Financial Statements  ............       F-1


================================================================================



                               2,250,000 Shares


                              [EPIX MEDICAL LOGO]


                                  Common Stock




                        ------------------------------

                                   PROSPECTUS

                        ------------------------------




                               HAMBRECHT & QUIST



                         BANCAMERICA ROBERTSON STEPHENS




                                 DAIN BOSWORTH
                                  INCORPORATED


                                November 11, 1997




================================================================================